SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of December 2016

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Summary of Minutes of the 198th Meeting of the Board of Directors Held on June 12, 2014
2.	Summary of Minutes of the 223rd Meeting of the Board of Directors Held on July 17, 2014
3.	Summary of Minutes of the 611th Meeting of the Board of Directors Held on October 30, 2014
4.	Summary of Minutes of the 626th Meeting of the Board of Directors Held on February 25, 2015
5.	Summary of Minutes of the 668th Meeting of the Board of Directors Held on June 29, 2016
6.	Summary of Principal Decisions of the 677th Meeting of the Board of Directors Held on October 31, 2016
7.	Market Announcement Dated November 3, 2016: Reply to CVM Inquiry Letter 517/2016-CVM/SEP/GEA-1, of November 1, 2016
8.	Summary of Minutes of the 678th Meeting of the Board of Directors Held on November 11, 2016
9.	Market Announcement Dated November 12, 2016: Completion of 20-F Form for 2015
10.	Market Announcement Dated November 14, 2016: Filing of 2015 20-F Form with the SEC
11.	Market Announcement Dated November 18, 2016: Reply to CVM Inquiry Letter 3261/2016-SAE/GAE-2, of November 17, 2016
12.	Material Announcement Dated November 21, 2016: Capital increase in RME and Lepsa
13.	Market Announcement Dated November 21, 2016: News report published in the media
14.	Material Announcement Dated November 30, 2016: Increase in Stockholding Interest
15.	Summary of Principal Decisions of the 679th Meeting of the Board of Directors Held on December 6, 2016
16.	Market Announcement Dated December 7, 2016: Reply to CVM Inquiry Letter 554/2016-CVM/SEP/GEA-1, of December 6, 2016
17.	Summary of Principal Decisions of the 680th Meeting of the Board of Directors Held on December 15, 2016
18.	Notice to Stockholders Dated December 15, 2016: Payments of dividends and Interest on Equity: December 29
19.	Convocation and Proposal of Extraordinary General Meeting of Stockholders to be Held on December 20, 2016
20.	Earnings Release: 2015 Results
21.	Earnings Release: 1Q 2016 Results
22.	Earnings Release: 2Q 2016 Results
23.	Earnings Release: 3Q 2016 Results
24.	Earnings Release: 3Q 2016 Presentation
25.	Minutes of the Extraordinary General Meeting of Stockholders Held on December 20, 2016
26.	Notice to Stockholders Dated December 21, 2016: Interest on Equity for 2016
27.	Market Announcement Dated December 21, 2016: Reply to CVM Inquiry Letter 567/2016-CVM/SEP/GEA-1, of December 20, 2016
28.	Summary of Principal Decisions of the 681st Meeting of the Board of Directors Held on December 21, 2016
29.	Summary of Principal Decisions of the 682nd Meeting of the Board of Directors Held on December 21, 2016
30.	Material Announcement Dated December 22, 2016: Interim injunction given for Miranda Plant
31.	Market Announcement Dated December 22, 2016: Changes to the Executive Board
32.	Market Announcement Dated December 23, 2016: Reply to CVM Inquiry Letter 574/2016-CVM/SEP/GEA-1, of December 22, 2016
33.	Market Announcement Dated December 23, 2016: Reply to CVM Inquiry Letter 575/2016-CVM/SEP/GEA-1, of December 22, 2016

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: December 29, 2016	By:	/s/ Franklin Moreira Gonçalves
	Name:	Franklin Moreira Gonçalves
	Title:	Acting Chief Finance and Investor Relations Officer

1. SUMMARY OF MINUTES OF THE 198TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 12, 2014

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY – CNPJ: 06.981.180/0001-16 – NIRE: 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

198TH MEETING

Date, time and place:	June 12, 2014, at 10 a.m., at the head office.

Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated they had no conflict of interest with the matters on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)	Opening of Administrative Tender Proceedings for, and contracting of, rental of the real estate property owned by Forluz at Av. Barbacena 1200, Belo Horizonte, Minas Gerais, for sixty months, able to be extended for equal successive periods up to a limit of twenty years, by signature of amendments; and ratified all actions taken in this matter since March 1, 2014, i.e. the rental of the said property.

b)	Signature of the First Amendment to the Contract with Axxiom Soluções Tecnológicas S.A., to adapt the form of execution of the services of sustaining, updating and developing of the necessary developments in the GDIS System.

c)	Opening of Administrative Tender Proceedings for, and contracting of services of, in-person customer care, in approximately one hundred and fifty six Customer Care branches and in approximately one hundred and fifty three municipalities, and service of automated control and management of customer care service including both software and hardware, for approximately one hundred and fifty six branches and approximately six hundred and twenty Cemig Fácil customer service posts, for thirty six months, able to be extended for up to a total of sixty months.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Board nominated the employee Mirian Paula Ferreira Rodrigues to be a sitting member of the Board of Directors of Empresa Paraense de Transmissão de Energia S.A., to serve the remainder of the period of office, begun at the Annual General Meeting of April 19, 2013, from the date of the Extraordinary General Meeting of Stockholders that elects her until her duly elected successor is sworn in.

V	The Board ratified the nomination of the employee Mirian Paula Ferreira Rodrigues, as substitute member of the Board of Directors of STC – Sistema de Transmissão Catarinense S.A., for a period of office of three years, from the Ordinary and Extraordinary General Meetings of Stockholders of April 11, 2014 until her duly elected successor is sworn in.

VI	Abstention: The Board member

Arcângelo Eustáquio Torres Queiroz

abstained from voting on the matter referred to in subclause ‘c’ of Item III above.

VII	Unpaid leave: The Chair reported that the Board member

Luiz Augusto de Barros

had delivered correspondence to the Company formalizing his request for unpaid leave from the post of substitute member of this Board, for the period from June 16 to October 31, 2014, for private reasons.

VIII	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Fuad Jorge Noman Filho,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

José Pais Rangel,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro,

Custódio Antonio de Mattos,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Lauro Sérgio Vasconcelos David,

Luiz Augusto de Barros,

Marina Rosenthal Rocha;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Registered at:

Commercial Board of the State of Minas Gerais

I certify registry, under Nº: 5877087,

on September 27, 2016.

Receipt No: 16/574.391-3.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF MINUTES OF THE 223RD MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 17, 2014

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58—NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

223RD MEETING

Date, time and place:	July 17, 2014, at 12 noon, at the Company’s head office, Av. Barbacena 1200 – 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Unpaid leave: The General Manager Anamaria Pugedo Frade Barros reported that Mr. Danilo de Castro had delivered correspondence to the Company formalizing his request for unpaid leave from the post of substitute member of this Board, for the period from July 15 to October 6, 2014, for private reasons, and that the Board members present had consented to this request.

III	Conflict of interest: The Board Members listed below stated they had no conflict of interest with the matter on the agenda of this meeting.

III	The Board approved:

a)	Review of the Project: Hydroelectric Plants of the Tapajós River Basin – Pre-feasibility Studies for the Hydroelectric Plants of the Tapajós River Basin.

b)	The minutes of this meeting.

IV	The Board Authorized:

a)	signature, out of time, of the Third Amendment to the Contract with Terceiriza Serviços Ltda., to extend the period of contracting of the provision of services of conservation and cleaning, maintenance of gardens and mowing at the premises of the Company in the Metropolitan Region of Belo Horizonte, for up to thirty five months and five days, and alteration of the global amount contracted, ratifying the provision of the said services.

b)	Signature of Terms of Partnership, between Cemig, Cemig D, Cemig GT and the Municipal Councils for the rights of Children and Adolescents participants in the AI6% Program, for passthrough of donations raised from the employees of those companies, with a maximum of one million eight hundred thousand Reais and a 1% portion of the income tax payable by Cemig, Cemig D and Cemig GT, for application in programs and projects in the ambit of the Municipality, in effect until August 31, 2015.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	Signature of the Third Amendment to the Technical Cooperation Agreement with

Centrais Elétricas Brasileiras S.A.,	Centrais Elétricas do Norte do Brasil S.A.,
Construções e Comércio Camargo Corrêa S.A.,	Electricité de France S.A.,
Copel Geração e Transmissão S.A.,	Endesa Brasil S.A.,
GDF Suez Energy Latin America Participações Ltda.	and Neoenergia Investimentos S.A.,

for updating of the estimate of costs specified for the preparation of environmental assessments and feasibility studies for hydroelectric complexes, and extension of the period of validity until December 31, 2015.

b)	Opening of administrative tender proceedings for, and acquisition, through the Price Registry System, of

–	three hundred and sixty seven thousand tons of A1 Fuel Oil,

–	two hundred and eight eighty thousand liters of Type D diesel oil, and

–	input materials and chemical products;

and contracting of thermal isolation services, for the Igarapé Thermoelectric Plant, for two years, starting in January 2015.

e)	Signature of amendment N° 3 to the Contract for Use of the Transmission System with the National Electricity System Operator and the Transmission Concessions represented by that Operator, to alter the installed potential of the Irapé Hydroelectric Plant and the amount of use to be contracted, and indicate the load level, with effect from April 15, 2014.

VI	The board delegated to the Executive Board, until March 31, 2015, the competency to authorize entering into:

a)	contracts for sale of electricity, after hearing the opinion of the Energy Risks Management Committee, with individual values of sixteen million seven hundred thirty eight thousand one hundred thirty nine Reais and twelve centavos or more, and also terms of assignment, amendments, memoranda of termination of contracts by rescission, resilement or similar methods, including any cases where penalty payments are made by any of the parties, arising from negotiation, service contracts or contracts to constitute guarantees and counter-guarantees associated with them, and the other instruments necessary for their completion in practice;

b)	and any such agreements entered into between the Company and any of its stockholders, or companies that are controlling stockholders of the latter, whether controlled by them singly or under joint control, of any value. In both cases, the Board of Directors must be informed of the instruments signed at its first meeting subsequent to the approval.

VI	The Board ratified the following nominations for appointments, to serve the respective periods of office or until their duly elected successors are sworn in:

1)	João Procópio Campos Loures Vale – as:

a)	Member of the Board of Directors of Companhia Transudeste de Transmissão, for a period of office of three years, i.e. until the Annual General Meeting of 2017;

a)	Member of the Board of Directors of Companhia de Transmissão Centroeste de Minas (Centroeste), for a period of office of three years, i.e. until the AGM of 2017; and

c)	Substitute member of the Board of Directors of Ativas Data Center S.A., for a period of office of two years, until the AGM of 2016.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)	Flávio de Almeida Araújo, as Substitute member of the Board of Directors of Companhia de Gás de Minas Gerais (Gasmig), for a period of office of two years, until the Annual General Meeting of 2016.

3)	José Cleber Teixeira, as member of the Board of Directors of Centroeste, for a period of office of three years, i.e. until the Annual General Meeting of 2017;

4)	Brunno Viana dos Santos Sant’Anna, as member of the Board of Directors of Companhia Transirapé de Transmissão, for a period of office of three years, i.e. until the Annual General Meeting of 2017, nominating the employee Alexandre Vidigal Pereira Pinto as his Substitute member as from the Extraordinary General Meeting of Stockholders that deals with that subject.

5)	Eliana Soares da Cunha Castello Branco, as a member of the Board of Directors of Cemig Telecomunicações S.A., for a period of office of three years, i.e. until the Annual General Meeting of 2017.

VII	The Board re-ratified: Board Spending Decision (CRCA) 034/2014, as to its Subclause C, relating to the signature of the Fourth Amendment to the Stockholders’ Agreement of Retiro Baixo Energética S.A., to alter Clause Five of the Stockholders’ Agreement, the other provisions of that CRCA remaining unchanged.

VIII	Withdrawn from the agenda: The matter of re-scaling of the value of Personnel, Material, Outsourced services and Other Expenses, and additional budgetary allocation for 2014, was withdrawn from the agenda.

IX	Unpaid leave: The Chair informed the Board that the Chief Officers

Frederico Pacheco de Medeiros	and	José Carlos de Mattos,

have filed correspondence with the Company formalizing requests for unpaid leave from their positions as Chief Officers, for personal reasons, in the periods, respectively, from June 16 to October 31, 2014 and from June 25 to August 31, 2014, respectively.

X	Comment: The following made comments on subjects of interest to the Company:

The Chair;
Chief Officer:	Luiz Fernando Rolla,	Luiz Henrique de Castro Carvalho;
General Managers:	Leonardo George Magalhães,	Wagner Delgado Costa Reis;

The following were present:

Board members:

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Fuad Jorge Noman Filho,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

José Pais Rangel,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Bruno Magalhães Menicucci,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Custódio Antonio de Mattos,

Flávio Miarelli Piedade,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Lauro Sérgio Vasconcelos David,

Tarcísio Augusto Carneiro;

Chief Officers:	Luiz Fernando Rolla,	Luiz Henrique de Castro Carvalho;
Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:) Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. SUMMARY OF MINUTES OF THE 611TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 30, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

611TH MEETING

Date, time and place:	October 30, 2014 at 8 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting

II	The Board approved the minutes of this meeting.

III	In relation to Renova Energia S.A. (‘Renova’):

1)	The Board ratified the orientation given to the Board members appointed by the Company to vote in favor of the agenda at the meeting of the Board of Directors of Light S.A. (‘Light’) and the orientation given to the Board members appointed by the Company to vote in favor of the agenda at the meeting of the Board of Directors of Cemig GT, in relation to Renova participating in the 2014 LER (Reserve Energy) Auction held by the Brazilian National Electricity Agency, Aneel, for sale of electricity in the Regulated Market by Renova or by companies constituted by Renova.

2)	The Board authorized constitution by Renova of special-purpose companies (‘SPCs’) and sub-holding companies for construction, financing and commercial operation of any wind power projects whose output is sold at the 2014 LER.

3)	The Board ratified the orientation given to the Board members appointed by the Company to vote in favor of the agenda at the meeting of the Board of Directors of Light, and the orientation to the Board members appointed by the Company to vote in favor of the agenda at the meeting of the Board of Directors of Cemig GT, for a partnership to be entered into by a Joint Venture Agreement, between Renova and SunEdison Brasil Projetos Montagem e Instalação de Empreendimentos de Energia Solar Ltda. (‘SunEdison’), for construction, financing and commercial operation of up to 16 new solar generation undertakings the output of which may be sold at the 2014 LER, based on the projects registered by Renova and SunEdison, through formation of an unlisted corporation (‘NewCo’), to absorb all the SPCs created for commercial operation of the projects that are successful in the Auction, and also those that are unsuccessful (‘the Joint Venture’)

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

–	subject to it being a condition precedent for formation of the Joint Venture that there has been a sale or sales at the Auction by Renova or by SunEdison, or by both, and authorization by Aneel for transfer of the SPCs to ‘NewCo’.

4)	Subject to the conditions in Item 3 above being met, the Board authorized Renova to participate in ‘NewCo’, for implementation of the Joint Venture.

IV	The Board oriented vote in favor of the agenda, by the Board Members appointed by the Company, at the meeting of the Boards of Directors of:

a)	Taesa (Transmissora Aliança de Energia Elétrica S.A.), on:

(i)	authorization for ERTE (Empresa Regional de Transmissão de Energia S.A.) to increase its share capital by up to thirty eight million Reais, to one hundred nine million nine hundred forty thousand eight hundred Reais, through issuance of twenty one million seven hundred thirty two thousand two hundred and six nominal preferred shares without par value, not convertible into common shares, not carrying the right to vote in General Meetings of Stockholders, and with priority in reimbursement of capital, without premium;

(ii)	assignment by Taesa and by EATE (Empresa Amazonense de Transmissão de Energia S.A.), to ENTE (Empresa Norte de Transmissão de Energia S.A.) of the right to subscribe preferred shares to be issued by ERTE, as above;

(iii)	authorization for ENTE to subscribe and pay up 100% of the preferred shares to be issued by ERTE; and

(iv)	appropriate changes to the by-laws of ERTE to reflect these changes in its share capital.

b)	Light and Cemig GT, for participation by Renova in the A–5 LEN (New-build) Auction to be held by Aneel, for sale in the Regulated Market by Renova or by companies constituted by Renova of electricity generated by wind power projects yet to be built; and in the event of success in the Auction, authorizing constitution by Renova of SPCs and sub-holding companies, for construction, financing and commercial operation of the wind power projects of which the output is sold in the Auction.

IV	Leave of absence: The Chair reported that the Deputy CEO, Mr. Arlindo Porto Neto, had filed correspondence with the Company formalizing his request for unpaid leave from the position of Deputy CEO, for personal reasons, for the period October 22-24, 2014, and that the Chief Corporate Management Officer, Mr. Frederico Pacheco de Medeiros, had filed correspondence with the Company requesting alteration of the period of his unpaid leave, for personal reasons, from the position of Chief Corporate Management Officer, which began on June 17, 2014, bringing forward its termination from October 31 to October 26, 2014.

V	Comment: The Chair made comments on a subject of interest to the Company.

The following were present:

Board members:	Djalma Bastos de Morais, Guy Maria Villela Paschoal, João Camilo Penna, Joaquim Francisco de Castro Neto, José Pais Rangel, Paulo Roberto Reckziegel Guedes, Wando Pereira Borges,	Bruno Magalhães Menicucci,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Luiz Augusto de Barros,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro,

Flávio Miarelli Piedade;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. SUMMARY OF MINUTES OF THE 626TH MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 25, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

626TH MEETING

Date, time and place:	Opened 8.30 a.m., Feb. 25, 2015; resumed 8 a.m. and closed, Feb. 27, 2015; at the head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, MG, Brazil.

Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretaries: Anamaria Pugedo Frade Barros; Alexandre de Queiroz Rodrigues

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

II	The Board authorized:

b)	Signature of the Term of Closure of the Final Contract for Association, between Vale and Cemig GT, which completes closure of the agreement in the terms of the Final Contract.

a)	Signature, as consenting party, of the Fifth Amendment to the Contract for Constitution of the Capim Branco Consortium, to formalize the entry of Aliança Geração de Energia S.A. (‘Aliança Geração’) into the Consortium, taking over the participation of Vale, Epícares and Cemig GT, and substituting them in all their rights and obligations.

IV	The Board oriented votes in favor of the following agenda items:

a)	By the members of the Board of Directors of Cemig GT appointed by the Company, at the meeting of the Board of Directors of Cemig GT, to authorize increase in the share capital of Aliança Geração, by one billion two hundred seventy million eight hundred eight thousand five hundred thirty eight Reais, with issuance of nominal common shares without par value, of which Cemig GT will subscribe five hundred seventy one million eight hundred sixty three thousand eight hundred forty two nominal common shares without par value, at issue price of one Real per share, paying for this subscription with Cemig GT Assets.

b)	By the members of the Board of Directors of Cemig GT appointed by the Company: orientation of vote by the representatives of Cemig GT in the Extraordinary General Meeting of Stockholders of Aliança Geração of February 27, 2015, on:

–	the increase in the share capital of Aliança Geração;

–	the Valuation Opinion prepared by PricewaterhouseCoopers Auditores Independentes;

–	and the consequent alteration of By-laws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	By the members of the Board of Directors of Cemig GT appointed by the Company, on orientation of vote by the representatives of Cemig GT in the Extraordinary General Meeting of Stockholders of Aliança Geração of February 27, 2015, on:

–	the Protocol of Absorption and Justification, between Aliança Geração and Epícares Empreendimentos e Participações Ltda. (Epícares);

–	ratification of the appointment of the specialized company Prosper Outsourcing e Assessoria Empresarial Ltda., responsible for the valuation of the net equity of Epícares;

–	approval of the Valuation Opinion prepared on January 31, 2015; and

–	absorption of Epícares by Aliança Geração.

V	Withdrawn from the agenda: The matter of injection of assets by Cemig GT into Aliança Norte Energia Participações S.A. (‘Aliança Norte’), from February 27, 2015 to December 31, 2016, conditional upon acquisition of 49% of that company by Cemig GT, was withdrawn from the agenda.

VI	Comments: The Chair spoke on matters of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Helvécio Miranda Magalhães Junior,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Guy Maria Villela Paschoal,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

José Pais Rangel,

Bruno Magalhães Menicucci,

Carlos Fernando da Silveira Vianna,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Antônio Dirceu Araújo Xavier,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Ricardo Wagner Righi de Toledo,

Wieland Silberschneider;

Secretary:	Alexandre de Queiroz Rodrigues.

(Signed by:) Alexandre de Queiroz Rodrigues.

Registered at:

Commercial Board of the State of Minas Gerais

I certify registry on: November 11, 2016

Under the number: 6120340

Filing Receipt number: 16/640.268-1

Marinely de Paula Bomfim

General Secretary

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. SUMMARY OF MINUTES OF THE 668TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 29, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

668TH MEETING

Date, time and place:	June 29, 2016 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Alexandre de Queiroz Rodrigues.

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved:

a)	The proposal by the Chair, as follows:

i)	Change of post: the Chief Corporate Management Officer,

Márcio Lúcio Serrano	– Brazilian, doctor, married, domiciled in Belo Horizonte, Minas Gerais, at Av. Barbacena 1200, 18th floor, B2 Wing, Santo Agostinho, CEP 30190-131, Bearer of Identity Card M575788 issued by SSP/MG, and CPF 110906186-20, to be Chief Officer for Human Relations and Resources.

ii)	Election of

Luís Fernando Paroli Santos	– Brazilian, married, Systems Analyst, domiciled in Belo Horizonte, Minas Gerais, at Av. Barbacena 1200, 21st floor, A1 Wing, Santo Agostinho, CEP 30190-131, Bearer of Identity Card MG5307664 issued by SSP/MG, and CPF 903562416-53, as Chief Corporate Management Officer, on an interim basis together with his functions as Chief Institutional Relations and Communication Officer,

both to serve the rest of the present period of office, i.e. until the first meeting of the Board of Directors after the Annual General Meeting of 2018.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	The minutes of this meeting.

III	The Board authorized:

a)	Injections of cash into Ativas Data Center S.A. (‘Ativas’), by Cemig Telecomunicações S.A. (‘CemigTelecom’), of:

–	up to forty five million Reais (‘capital increase No. 1’)

–	and up to thirty nine million two hundred thousand Reais (‘capital increase No. 2’);

waiver, by CemigTelecom, of its right of first refusal for subscription of the rest of the capital to which it would have been entitled in proportion to its equity interest, which will cause dilution of its equity interest in Ativas from 49% to 19.6%;

signature of the Investment Contract, and Stockholders’ Agreement, between CemigTelecom, Ativas Participações S.A. (‘Ativas Participações’) and Sonda do Brasil S.A. (‘Sonda’);

signature of the Stockholders’ Agreement by CemigTelecom and Ativas Participações;

and a temporary waiver enabling Ativas Participações to make payment of its subscription of capital in Ativas.

b)	Signature of the Second Amendment to the Stockholders’ Agreement of Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), with Fundo de Investimentos em Participações Coliseu (‘FIP Coliseu’), to formalize conditions agreed in the Commitment Undertaking signed by the parties on May 31, 2016.

VI	The Board oriented the members of the Board of Directors of CemigTelecom appointed by the Company to vote in favor of the agenda in the meeting of the Board of Directors of CemigTelecom, on the subjects referred to in subclause ‘a’ of Item I, above.

V	Vote against: The Board member Arcângelo Eustáquio Torres Queiroz voted against the item referred to in subclause ‘b’ of Item III, above.

VI	The Chair reported that, as a result of the decision of the Extraordinary General Meeting of Stockholders of Cemig begun on June 14, 2016 and resumed and completed on June 17, 2016, the office of Chief Officer for the Gas Division was abolished, and the post and Office of Chief Officer for Human Relations and Resources was created. Consequently, since June 17, 2016, Mr. Felipe Torres do Amaral, until then Chief Officer for the Gas Division, has not been a member of the Company’s Executive Board.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VI	The members of the Executive Board are now as follows:

Chief Executive Officer:	Mauro Borges Lemos;
Deputy CEO:	Mateus de Moura Lima Gomes;
Chief Trading Officer:	Evandro Leite Vasconcelos;
Chief Business Development Officer:	César Vaz de Melo Fernandes;
Chief Distribution and Sales Officer:	Ricardo José Charbel;
Chief Finance and Investor Relations Officer:	Fabiano Maia Pereira;
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves;
Chief Corporate Management Officer:	Luís Fernando Paroli Santos*;
Chief Counsel:	Raul Lycurgo Leite;
Chief Officer for Human Relations and Resources:	Márcio Lúcio Serrano;
Chief Institutional Relations and Communication Officer:	Luís Fernando Paroli Santos.

*	On interim basis, while also serving as Chief Institutional Relations and Communication Officer

VII	Statement by Chief Officers: The Chief Officers taking new posts declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Cemig and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VIII	Unpaid leave: The Chair reported receipt by the Company of correspondence from the Board member Marcelo Gasparino da Silva, requesting unpaid leave from his functions on this Board, for personal reasons, from June 29, 2016 for 300 days, that is to say until April 28, 2017.

IX	Comments: The Chair, and the Board Member Arcângelo Eustáquio Torres Queiroz, made comments on matters of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Saulo Alves Pereira Junior,

Aloísio Macário Ferreira de Souza,

Bruno Magalhães Menicucci,

José Augusto Gomes Campos,

Bruno Westin Prado Soares Leal,

Daniel Alves Ferreira,

Carlos Fernando da Silveira Vianna,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Samy Kopit Moscovitch,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Alexandre de Queiroz Rodrigues

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. SUMMARY OF PRINCIPAL DECISIONS OF THE 677TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 31, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of October 31, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 677th meeting, held on October 31, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Change in the composition of the Executive Board: Mr. Evandro Leite Vasconcelos to cease to be Chief Distribution and Sales Officer, and election, to this post, of Mr. Luís Fernando Paroli Santos, who will also temporarily hold the post of Chief institutional Relations and Communication Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. MARKET ANNOUNCEMENT DATED NOVEMBER 3, 2016: REPLY TO CVM INQUIRY LETTER 517/2016-CVM/SEP/GEA-1, OF NOVEMBER 1, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 517/2016-CVM/SEP/GEA-1, of November 1, 2016

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, November 1, 2016

To Mr. Fabiano Maia Pereira

Investor Relations Director

Cia. Companhia Energética de Minas Gerais – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho,

Belo Horizonte, Minas Gerais

CEP: 30190-131

Fax: (31) 3506-5026

Tel.: (31) 3506-5024

E-mail: ri@cemig.com.br

Subject: Request for information on decree

Dear Sir,

1.	I refer to Minas Gerais State Decree NE 582 of October 26, 2016, published in the Official Gazette of Minas Gerais State, through which there was established a “supplementary credit in favor of the investment budget of the Holding Company Companhia Energética de Minas Gerais – Cemig, in the amount of R$ 650,200,000.00.”

2.	I request you to clarify the transaction, and comment on any other information considered to be important relating to the subject.

3.	The statement should be given through the Empresas.NET system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/Bovespa; subject heading: Minas Gerais State Decree NE 582 of October 26, 2016; and should include a transcription of this letter.

4.	We highlight that, under Article 3 of CVM Instruction 358/02 it is the responsibility of the Chief Investor Relations Officer to disclose to and advise the CVM, and as the case may be, the stock exchange and/or any organized over-the-counter market on which securities issued by the company are traded, of any material event or fact which takes place or is related to its business, and to make best efforts for its immediate and wide dissemination, simultaneously to all the markets in which such securities are traded.

5.	We notify you that the Company Relations Supervision Management may, under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/2007, apply a coercive fine of R$ 1,000 (one thousand Reais), without prejudice to other administrative sanctions, in the event of non-compliance with the demand made in this Official Letter within 24 hours from becoming aware of the content of this communication, now sent by fax and by e-mail.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

Dear Madam,

In response to Official Letter Nº 517/2016-CVM/SEP/GEA-1, of November 1, 2016, we inform you that the budget supplementation decree published in the newspaper Minas Gerais complies with a legal procedural requirement. The publication obeys the legal requirements included in the following state laws: Law 21736 of August 4, 2015 (the Budget Directives Law, or LDO), Law 21971 of January 18, 2016 (the Annual Budget Law, or 2016 LOA), and Federal Law 4320 of March 17, 1964, in particular its Article 42.

Basically, Cemig is part of the investment budget of the companies controlled by Minas Gerais State, as specified in State Law 21736 of August 4, 2015. Due to this, following the orientations of Law 21971, Cemig prepared the annual budget proposal for the 2016 business year during July and August 2015. Considering that the dividends for the 2015 business year would be approved only after calculation of the net profit for the business year at the Annual General Meeting, which would take place in April 2016, the budget proposal referred to above was prepared with symbolic amounts for the distribution of dividends. Subsequently, to make the adjustments, Cemig asked the Central Corporate Governance Support Directorate of the State Finance Department for a supplementary budget decree, under Article 42 of Law 4320 of March 17, 1964.

We would point out that this budget process is carried out publicly and with transparency – the principles followed by the public sector, as can be seen in the following links:

http://www.planejamento.mg.gov.br/banco-de-noticias-banco/3657-estado-disponibiliza-lei-de-diretrizes-orcamentarias-referente-a-2016

http://www.planejamento.mg.gov.br/banco-de-noticias-banco/3878-governador-sanciona-lei-orcamentaria-com-estimativas-de-receita-e-despesas

http://politicaspublicas.almg.gov.br/

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, November 3, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. SUMMARY OF MINUTES OF THE 678TH MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 11, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

678TH MEETING

Date, time and place:	November 11, 2016 at 9 a.m. at the Company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved:

1)	The proposal of the Board member Samy Kopit Moscovitch that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders, to be held on December 20, 2016 at 11 a.m., and that in the absence of a quorum the Chair be authorized to make second convocation, within the legal period, to deal with:

•	the Report of Management and Adjusted Financial Statements for the year 2015; and

•	re-ratification of the allocation of the Net profit for 2015.

2)	The Compliance Program for the 2016–2018 period;

3)	Changes in the composition of the Committees of the Board of Directors.

4)	The minutes of this meeting.

III	The Board approved the Report of Management and the Adjusted Financial Statements for the business year 2015, and the related complementary documents, also adjusted, and submitted them to the Extraordinary General Meeting of Stockholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Board authorized:

1)	Increase in the share capital of RME – Rio Minas Energia Participações S.A. (‘RME’)
by up to	two hundred thirty five million fifty three thousand four hundred thirty five Reais and nineteen centavos,
through issuance of up to	six hundred eighty three million three hundred four thousand nine hundred fifty four nominal shares without par value,

for issue price of	R$ 0.34399492322 per share,
of which	one hundred seventy million eight hundred twenty six thousand two hundred thirty nine are common shares
and	five hundred twelve million four hundred seventy eight thousand seven hundred fifteen are preferred shares,

increasing the total share capital

from	two hundred eleven million nine hundred ninety eight thousand one hundred eighty four Reais and seventy two centavos
to a maximum of	four hundred forty seven million fifty one thousand six hundred nineteen Reais and ninety one centavos,

with consequent subscription of the totality of the shares issued, resulting in the Company holding

an equity interest of up to	61.61% in the total capital of RME,

and the need to alter the head paragraph of Clause 5 of the by-laws of RME to reflect the increase in share capital.

2)	Subscription by Cemig, in cash, of nominal shares without par value in RME,
in the amount of up to	two hundred thirty five million fifty three thousand four hundred thirty five Reais and nineteen centavos,

increasing the Company’s holding in the share capital of RME from 25% to a maximum of 61.61%.

3)	Increase in the share capital of Luce Empreendimentos e Participações S.A. (‘Lepsa’)
by up to	two hundred twenty eight million seven hundred thirty eight thousand five hundred forty five Reais and three centavos,
through issuance of up to	six hundred sixty seven million one hundred forty nine thousand and sixty nominal shares without par value,
at issue price of	R$ 0.34285972768 per share,
of which:	one hundred sixty six million seven hundred eighty seven thousand two hundred sixty five will be common shares
and	five hundred million three hundred sixty one thousand seven hundred ninety five will be preferred shares,

increasing the total share capital

from	two hundred eleven million six hundred ninety one thousand six hundred ninety two Reais and fifty five centavos
to a maximum of	four hundred forty million four hundred thirty thousand two hundred thirty seven Reais and fifty eight centavos,

thus, consequently, subscription of the totality of the shares issued,

increasing the Company’s holding in the share capital of Lepsa

to a maximum of	61.16%,

and requiring alteration of the head paragraph of Clause 5 of the by-laws of Lepsa to reflect the increase in the share capital.

4)	Subscription by Cemig in cash, of nominal shares without par value in Lepsa,
in the amount of up to	two hundred twenty eight million seven hundred thirty eight thousand five hundred forty five Reais and three centavos,

increasing the Company’s holding in the share capital of Lepsa

from 25% to a maximum of	61.16%.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V	The Board submitted a proposal to the Extraordinary General Meeting of Stockholders for:

1)	Re-ratification of the allocation of the Net profit for the business year 2015, approved in the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016, the amount being adjusted from R$ 2,491,375,000 to R$ 2,468,500,000, the balance of Retained earnings remaining the same (R$ 59,536,000), as follows;

a)	R$ 633,968,000 to be allocated as mandatory minimum dividend, to be paid to the Company’s stockholders, as follows:

–	R$ 200,000,000 in Interest on Equity, under Board Spending Decision (CRCA) 099/2015 of December 17, 2015, and CRD-432/2015, of January 4, 2016, in two equal installments, by June 30 and December 30, 2016, as part of the minimum mandatory dividend for 2016, the Executive Board to obey these dates and to decide the places and processes of payment,

to	stockholders whose names were on the Company’s Nominal Share registry on December 30, 2015 (the shares began to trade ‘ex–’ these rights on January 4, 2016); and

–	R$ 433,968,000 in the form of dividends for the 2015 business year, to stockholders whose names were on the Company’s nominal share registry on April 29, 2016, the date on which the Ordinary and Extraordinary General Meetings were held this year;

b)	R$ 622,529,000 to be held in Stockholders’ equity in the Reserve for mandatory dividends not distributed, to be paid as and when the Company’s financial situation permits;

c)	R$ 1,250,843,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s consolidated investments planned for 2016, in accordance with a capital budget; and

d)	R$ 20,696,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentives earned in 2015 as a result of investments in the region of Sudene. The other terms related to the payments of dividends decided in the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016 are unchanged.

2)	Vote, by the Company’s representatives at the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to be held on December 20, 2016, in favor of:

–	the Report of Management and the Adjusted Financial Statements for the year ended December 31, 2015, and the related complementary documents – also adjusted; and

–	re-ratification of the allocation of the net profit for 2015, approved in the Annual General Meeting of April 29, 2016, reducing it from R$ 2,337,663,000 to R$ 2,316,273,000, the balance of Retained Earnings, of R$ 47,761,000, being unchanged.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VI	The Board oriented the representatives appointed by the Company, in the Annual General Meetings of Stockholders of RME and Lepsa, to vote in favor of the matters referred to in Item V, above.

VIII	Abstention

The Board member Patricia Gracindo Marques de Assis Bentes abstained from voting on the matters referred to in items III, IV, V and VI, above; and

the Board member Arcângelo Eustáquio Torres Queiroz abstained from voting on the matter referred to in Subclause 3 of Item II above.

VIII	Comments: The following made comments on matters of interest to the Company:

The Chair;
Board member:	Fabiano Maia Pereira;
Controller:	Leonardo George de Magalhães;
Deloitte Touche Tohmatsu Auditores Independentes:	Marcelo Salvador;
External advisor:	João Roriz.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Daniel Alves Ferreira

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Ms. Patricia Gracindo Marques de Assis Bentes

Saulo Alves Pereira Junior,

Aloísio Macário Ferreira de Souza

Bruno Magalhães Menicucci,

Antônio Dirceu Araújo Xavier

Bruno Westin Prado Soares Leal,

Carlos Fernando da Silveira Vianna,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Ricardo Wagner Righi de Toledo,

Tarcísio Augusto Carneiro,

Samy Kopit Moscovitch

Wieland Silberschneider;

Audit Board:	Rafael Amorim de Amorim, Manuel Jeremias Leite Caldas,	Marcos Túlio de Melo;
Chief Officer:	Fabiano Maia Pereira;
General Manager:	Leonardo George de Magalhães;
Deloitte Touche Tohmatsu:	Marcelo Salvador:
External Advisor:	João Roriz;
Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MARKET ANNOUNCEMENT DATED NOVEMBER 12, 2016: COMPLETION OF 20-F FORM FOR 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

MARKET ANNOUNCEMENT

Completion of 20-F Form for 2015

As part of its commitment to best corporate governance practices, and in accordance with CVM Instruction 358 of January 3, 2002, Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public as follows:

Cemig has now completed preparation of its 20-F Form for the year ended December 31, 2015 – ‘the 2015 20-F Form’.

The Company intends to file the 2015 20-F Form with the U.S. Securities and Exchange Commission (‘SEC’) on Monday, November 14, 2016, in the morning.

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, November 12, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MARKET ANNOUNCEMENT DATED NOVEMBER 14, 2016: FILING OF 2015 20-F FORM WITH THE SEC

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

MARKET ANNOUNCEMENT

Filing of 2015 20-F Form with the SEC

As part of its commitment to best corporate governance practices, and in accordance with CVM Instruction 358 of January 3, 2002, Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public as follows:

Today, November 14, 2016, Cemig has filed its 20-F Form for the business year ended December 31, 2015 with the U.S. Securities and Exchange Commission (SEC) and with the Brazilian Securities Commission (CVM), in English. The version of the 2015 20-F Form translated into Portuguese will be filed shortly with the CVM and made available on the Company’s website.

The 2015 20-F Form in English can be accessed on the SEC site (www.sec.gov), or on the Investor Relations site of Cemig (http://ri.cemig.com.br).

Stockholders may receive a printed copy of the report including the financial statements for the business year ended December 31, 2015, free of charge, on request made via our Investor Relations site (http://ri.cemig.com.br), in the section Informações Financeiras –Relatórios SEC.

For any further information on the 2015 20-F Form, please contact the Investor Relations Department, on +55 31 3506-5024 or by email on ri@cemig.com.br.

Belo Horizonte, November 14, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MARKET ANNOUNCEMENT DATED NOVEMBER 18, 2016: REPLY TO CVM INQUIRY LETTER 3261/2016-SAE/GAE-2, OF NOVEMBER 17, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 3261/2016-SAE/GAE-2, of November 17, 2016

Question asked by BM&FBovespa

November 17, 2016

3261/2016-SAE/GAE 2

Companhia Energética de Minas Gerais – CEMIG

At.: Mr. Fabiano Maia Pereira

Investor Relations Director

Subject: Request for information on media news report

Dear Sirs,

A news item published by the newspaper Valor Econômico on November 17, 2016 contains, among other information, the following statement:

•	Companhia Energética de Minas Gerais (Cemig) is seeking a partner in the private sector in an attempt to keep control of three hydroelectric plants: Jaguara, Miranda and São Simão;

•	it intends, together with a private-sector partner, to pay the federal government the Concession Grant Fee for the plants – which would total R$ 10 billion.

We have not seen this information in the documents sent by your Company through the Empresas.NET System. If this is not the case, please state the document, the pages on which the information is to be found, and the date and time it was sent.

We would note that your Company should publish periodic or one-off information and other information of interest to the market, through the Empresas.NET System, ensuring it receives wide and immediate dissemination and equitable treatment of investors and other market participants.

Having said this, we request explanation on the items indicated, by November 18, 2016, without prejudice to the provisions of the sole sub-paragraph of Article 6 of CVM Instruction 358/02, with your confirmation or otherwise, and any other information deemed to be important.

Your response should be given through the IPE Module, selecting the category Material Announcement, or the category Market Announcement; the Type: Responses to consultations by CVM/Bovespa; and Subject heading: Media News Reports. This will result in simultaneous transmission of the file to the BM&FBovespa and to the CVM.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

We note the obligation, stated in the sole sub-paragraph of Article 4 of CVM Instruction 358/02, to question managers and controlling stockholders of the Company to ascertain whether they may have knowledge of information that should be disclosed to the market.

The file to be sent should contain the question that is asked above, preceding your company’s reply.

This request is made under the Cooperation Working Agreement made between the CVM and BM&FBovespa on December 13, 2011. Non-compliance with the request may make your company subject to an incentive fine by the Company Relations Management Unit (SEP) of the CVM, subject to CVM Instruction 452/07.

Reply by CEMIG

In reply to Official Letter Nº 3261/2016-SAE/GAE 2, of November 17, 2016, we inform you that it is the Company’s intention to renew the concessions of the Jaguara, Miranda and São Simão plants, specified in concession contracts 007/1997, as has been widely publicized to the market, since 2013, through various Market Notices and Material Announcements.

In a dispatch of the Federal Supreme Court (STF) published on October 28, 2015 (Action for Provisional Remedy AC 3980), Supreme Court Justice Dias Toffoli made the following recommendation: “In view of the complexity and importance of the debate raised by this case, and the need to encourage self-resolution within the judiciary, the Parties shall state whether they have interest in the holding of a conciliation hearing.” Since then, the Company has been seeking courses of action to resolve the case.

During the conference call for publication of its results for the third quarter 2016, held on November 16, 2016, the Company informed the market that it continues to negotiate with the federal government, believing that it will find a positive solution for both parties.

The news report published in the newspaper Valor Econômico, which is the subject of the question asked in the above-mentioned official letter, reflects one of the alternatives for a solution that might make an agreement possible for maintaining the concessions referred to. It is only a course of action that the Company is considering – an intention. No transaction has been agreed, nor does it constitute a Material Event, in the terms of Article 2 of CVM Instruction 358/2002.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in the terms of Article 2 of CVM Instruction 358/2002.

Belo Horizonte, November 18, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. MATERIAL ANNOUNCEMENT DATED NOVEMBER 21, 2016: CAPITAL INCREASE IN RME AND LEPSA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Capital increase in RME and Lepsa

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date, General Meetings of Stockholders held by

•	RME – Rio Minas Energia Participações S.A. (‘RME’) and

•	Luce Empreendimentos e Participações S.A. (‘Lepsa’),

approved the following:

(i)	Conversion, by RME, of 162,241,527 preferred shares, and by Lepsa, of 165,846,151 preferred shares, held by the following stockholders:

Banco Santander (Brasil) S.A. (‘Santander’), BB Banco de Investimento S.A. (‘BB BI’) and BV Financeira S.A. – Crédito, Financiamento e Investimento (‘BV’)

into the same number of common shares.

(ii)	• Increase in the share capital of RME, by private subscription,

by	up to	R$ 221,772,018.14
		(two hundred twenty one million seven hundred seventy two
		thousand eighteen Reais and fourteen centavos),

through issuance of	up to	162,241,527	new common shares
and	up to	486,724,579	new preferred shares,
			all nominal shares without par value,

for issue price of		R$ 0.3417312799	per share; and

•	increase in the share capital of Lepsa, by private subscription,

by	up to	R$ 225,946,197.37
		(two hundred twenty five million nine hundred forty six thousand
		one hundred ninety seven Reais and thirty seven centavos),

through issuance of	up to	165.846.151	new common shares
and	up to	497.538.451	new preferred shares,
			all nominal shares without par value,

for issue price per share of		R$ 0.3405960838 – this price having been set in accordance with Art. 170, §1º, Sub-item II of Law 6404/76, as amended;

– all the shares issued to be in every way identical to the previously existing shares.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(iii)	Such alterations to the by-laws of RME and Lepsa as are necessary to reflect the changes in the share capital just approved.

The following stockholders:

Santander, BV, BB BI and Banco BTG Pactual S.A.

waived their right of first refusal to subscribe the shares issued, and Cemig opted to subscribe the totality of those shares.

As a result Cemig has increased its holding in the total share capital of RME from 25% to 60.65%, while continuing to hold a 50% equity interest in the voting shares of RME;

and has increased its holding in the total share capital of Lepsa from 25% to 61.06%,

while maintaining its 50% interest in the voting shares of Lepsa.

As a result the indirect interest held by Cemig in the share capital of Light S.A. (‘Light’), through RME and Lepsa, has increased from 6.41% to 15.86%.

Cemig also has a directly-held stockholding interest of 26.06% in the share capital of Light.

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, November 21, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. MARKET ANNOUNCEMENT DATED NOVEMBER 21, 2016: NEWS REPORT PUBLISHED IN THE MEDIA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

MARKET ANNOUNCEMENT

News report published in the media

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general as follows:

With reference to the news report published by the Estado de São Paulo newspaper on November 20, 2016, to the effect that Cemig is preparing “a further offering, to take place in early 2017”, the Company reports that it is studying various possibilities for improving its debt structure, but that an issue of shares is not one of the options that has so far been studied.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in the terms of Article 2 of CVM Instruction 358/2002.

Belo Horizonte, November 21, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MATERIAL ANNOUNCEMENT DATED NOVEMBER 30, 2016: INCREASE IN STOCKHOLDING INTEREST

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

INCREASE IN STOCKHOLDING INTEREST

In continuity of its Material Announcement of September 7, 2016, Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date Cemig acquired all the 153,634,195 preferred shares held by

Banco BTG Pactual S.A. (“BTG”) in

•	RME – Rio Minas Energia Participações S.A. (‘RME’) and

•	Luce Empreendimentos e Participações S.A. (‘Lepsa’)

for consideration of R$ 201,961,743.54	(two hundred and one million nine hundred sixty one thousand seven hundred forty three Reais and fifty four centavos).

This acquisition:

•	increases Cemig’s holding in the total capital of RME from 60.65% to 66.27%,

while its holding in the voting stock remains at 50%; and

•	increases Cemig’s holding in the total capital of Lepsa from 61.06% to 66.62%,

while its holding in the voting stock remains at 50%.

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, November 30, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. SUMMARY OF PRINCIPAL DECISIONS OF THE 679TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 6, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 6, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 679h meeting, held on December 6, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Guarantee for rollover of debt of Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. MARKET ANNOUNCEMENT DATED DECEMBER 7, 2016: REPLY TO CVM INQUIRY LETTER 554/2016-CVM/SEP/GEA-1, OF DECEMBER 6, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 554/2016-CVM/SEP/GEA-1, of December 6, 2016

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, December 6, 2016.

To Mr. Fabiano Maia Pereira

Investor Relations Director

Cia. Energética de Minas Gerais – CEMIG

Av. Barbacena, 1200 – 5th floor, B1 Wing

Santo Agostinho

30130-145 Belo Horizonte, Minas Gerais

E-mail: ri@cemig.com.br

Fax: (31) 3506-5026

Tel.: (31) 3506-5024

cc: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: request for information on news report

Dear Sir,

1.	We refer to the report published on the G1 Portal on November 9, under the headline:

“TCU sees indications of over-invoicing of R$ 3.4bn in construction of Belo Monte”,

which contains the following statements:

“The Federal Audit Court (TCU) has found indications of overinvoicing of R$ 3.384 billion in the works on construction of the Belo Monte hydroelectric plant, in Pará. The Audit Court has given Norte Energia, the consortium responsible for the plant and for the Belo Monte Construction Consortium, which was contracted by Norte Energia to build it, 15 days to make a statement on the irregularities.

According to the Audit Court, of the total overinvoicing found, R$ 2.893 billion is overpricing found in the civil engineering works, and a further R$ 490 million relates to issues in the Second Amendment signed between Norte Energia and the Belo Monte Construction Consortium.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

At the time of the last update of this report the offices of Norte Energia had not responded to calls from G1.

Belo Monte is the world’s third largest hydroelectric plant, after Three Gorges, in China, and Itaipu, built on the frontier between Brazil and Paraguay.”

In view of the above, and the equity interest that Cemig holds in Norte Energia, we require you to make a statement in relation to this report and the possible impact on Cemig’s financial statements, and to comment on any other information considered to be important on the subject.

3.	This statement should be given through the Empresas.NET system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/Bovespa; subject heading: Media News Reports, and should include a transcription of this letter.

4.	We warn you that, by order of our Company Relations Supervision Management, using its legal powers under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this Official Letter, within 24 hours from becoming aware of the content of this communication, which is sent exclusively by e-mail, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In response to Official Letter 554/2016-CVM/SEP/GEA-1, of December 6, 2016, we inform you that the reports of the Federal Audit Board are public documents, and that we are not aware of any consequences arising from the matters stated in the above report.

Cemig (‘the Company’) has an indirectly-held equity interest of 12.5% in Norte Energia S.A. (‘Norte Energia’), the company that is the holder of the concession for commercial operation of the Belo Monte Hydroelectric Plant.

In relation to this indirect investment that the Company holds in Norte Energia, we inform you that as a result of the conclusions and results found by the independent investigation contracted by Eletrobras in projects and companies in which it has a stockholding interest, it was found to be necessary to adjust the financial statements of Norte Energia at December 31, 2015. The resulting effects for the Company were recognized by the equity method in proportion to the Company’s stockholding interest.

This information is given in detail in the Company’s financial statements for the year ended December 31, 2015, which were re-presented on November 12, 2016.

Belo Horizonte, December 7, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. SUMMARY OF PRINCIPAL DECISIONS OF THE 680TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 15, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 15, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 680th meeting, held on December 15, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Guarantee in rollover of debt of Cemig GT; cancellation of CRCA (Board Spending Decision.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. NOTICE TO STOCKHOLDERS DATED DECEMBER 15, 2016: PAYMENTS OF DIVIDENDS AND INTEREST ON EQUITY: DECEMBER 29

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Payments of dividends and Interest on Equity: December 29

Cemig advises its stockholders that the payments of Interest on Equity and dividends previously scheduled to take place on December 20, 2016, as stated in the Notice to Stockholders of November 23, 2016, will now be made on December 29, 2016.

The other information in the said Notice to Stockholders of December 23, 2016 is unchanged.

Belo Horizonte, December 15, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19. CONVOCATION AND PROPOSAL OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 20, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

DECEMBER 20, 2016

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 20, 2016 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Examination, debate and voting on the Report of Management and the Adjusted Financial Statements for the year ended December 31, 2015, and the related complementary documents – also adjusted.

2	Re-ratification of the allocation of the Net profit for the business year 2015, approved in the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016, the amount being adjusted from R$ 2,491,375,000 to R$ 2,468,500,000, the balance of Retained earnings remaining the same (R$ 59,536,000).

3	Orientation of vote by the representative(s) of the Company in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A., also to be held on December 20, 2016, in favor of the following:

–	Examination, debate and voting on the Report of Management and the Adjusted Financial Statements for the year ended December 31, 2015, and the related complementary documents – also adjusted; and

–	Re-ratification of the allocation of the Net profit for 2015, approved in the Ordinary Annual General Meetings of Stockholders held on April 29, 2016, the amount being adjusted from R$ 2,337,663,000 to R$ 2,316,273,000, the balance of Retained earnings remaining the same (at R$ 47,761,000).

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by December 16, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, November 11, 2016

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 20, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais—Cemig:

Whereas –

a)	the Company’s financial statements for the business year ended December 31, 2015 were made available to the CVM (Comissão de Valores Mobiliários) on March 30, 2016 and approved by the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016;

b)	those financial statements were filed at the CVM with the following qualification by the external auditors:

“Absence of sufficient auditing evidence in relation to the investment, and the equity method gain (or loss) arising, in Amazônia Energia S.A., and Aliança Norte Energia Participações S.A., on December 31, 2015 and for the business year end on that date.

As mentioned in Notes 1 and 14 to the financial statements, the Company has an indirect investment in Norte Energia S.A. (‘Norte Energia’), which is the subject of an investigation carried out by the stockholder Centrais Elétricas Brasileiras S.A. (Eletrobras). Due to that investigation not having been finalized, the audit examinations of the financial statements of Amazônia Energia S.A. and Aliança Norte Energia Participações S.A. (which have investments in Norte Energia S.A.), for the business year ended December 31, 2015, have not been concluded at today’s date. Consequently, we have not obtained sufficient auditing evidence in relation to the investment held by the Company in Amazônia Energia S.A. and Aliança Norte Energia Participações S.A., valued by the equity method at R$ 871,442,000 on December 31, 2015, and in relation to the equity loss reported by the equity method corresponding to R$ 10,261,000 for the period ending on that date.”;

c)	those Meetings of Stockholders approved the following allocation of the Net profit for 2015, of R$ 2,491,375,000, and of the balance of Retained earnings of R$ 59,536,000:

1)	R$ 633,968,000 as minimum mandatory dividends, as follows:

–	R$ 200,000,000 in the form of Interest on Equity, under Board Spending Decisions CRCA 088/2015 of December 17, 2015, and CRD 432/2015, of January 4, 2016, to be paid in two equal installments, by June 30, 2016 and December 30, 2016, to stockholders on the Company’s Nominal Share Registry on December 30, 2015, the Executive Board to obey the periods and to decide the places and processes of payment and to allocate the amount of the Interest on Equity against the minimum mandatory dividend (the shares began to trade ‘ex–’ these rights on January 4, 2016); and

–	R$ 433,968,000 in the form of dividends for the 2015 business year, to stockholders of record on the date on which the Ordinary General Meeting is held.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)	R$ 633,967,000 to be held in Equity in the Reserve for mandatory dividend not distributed, to be paid as and when the Company’s financial situation permits;

3)	R$ 1,262,280,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s planned investments in 2016, in accordance with a capital budget; and

4)	R$ 20,696,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentive gains obtained in 2015 as a result of investments in the region of Sudene –

–	payments of the dividends to be made by December 30, 2016, in accordance with the availability of cash and at the decision of the Executive Board;

d)	Cemig owns 100% of the share capital of Cemig Geração e Transmissão S.A. (Cemig GT), which in turn holds an equity interest of 74.50% in the total share capital of Amazônia Energia Participações S.A. (‘Amazônia Energia’), which in turn holds 9.77% of the share capital of Norte Energia S.A. (Norte Energia);

e)	Cemig GT further holds 49.00% of the share capital of Aliança Norte Energia Participações S.A. (‘Aliança Norte’), which in turn holds 9.00% of the share capital of Norte Energia;

f)	as a result of conclusion of investigations into Norte Energia, Cemig has adjusted the results of the said financial statements by the amount of R$ 22,875,000, so that the Net profit for 2015 is adjusted from R$ 2,491,375,000 to R$ 2,468,500,000;

g)	due to this adjustment, it is necessary to re-ratify the allocation of the Company’s net profit for 2015 (the impacts of this are restricted to the Retained earnings reserve, and the Reserve for mandatory dividends not distributed);

h)	Cemig GT is a wholly-owned subsidiary of the Company and will hold an Extraordinary General Meeting of Stockholders by December 20, 2016 to re-ratify the allocation of Net profit for the 2015 business year; and

i)	Clause 21, Paragraph 4, Subclause ‘g’ of the by-laws of Cemig states:

“Clause 21—.

§4 The following maters shall require a decision by the Executive Board: .

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

– do now propose to you as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Proposal:

I)	Re-ratification of the allocation of the Net profit for the business year 2015, approved in the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016, the amount being adjusted from R$ 2,491,375,000 to R$ 2,468,500,000, the balance of Retained earnings remaining the same (R$ 59,536,000), as follows:

a)	R$ 633,968,000 to be paid to the stockholders as mandatory minimum dividend, as follows:

–	R$ 200,000,000 as Interest on Equity, under Board Spending Decisions CRCA 088/2015 of December 17, 2015, and CRD 432/2015, of January 4, 2016, to be paid in two equal installments, by June 30, 2016 and December 30, 2016 to stockholders on the Company’s Nominal Share Registry on December 30, 2015, and allocated as part of the mandatory minimum dividend, the Executive Board to obey the periods and to decide the places and processes of payment (the shares began to trade ‘ex–’ these rights on January 4, 2016); and

–	R$ 433,968,000 as dividends for the 2015 business year, to stockholders on the Company’s nominal share registry on April 29, 2016, the date on which the Ordinary and Extraordinary General Meetings were held this year;

b)	R$ 622,529,000 to be held in Stockholders’ equity in the Reserve for mandatory dividends not distributed, to be paid as and when the Company’s financial situation permits;

c)	R$ 1,250,853,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s planned investments for 2016, in accordance with a capital budget; and

d)	R$ 20,696,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentives gains obtained in 2015 as a result of investments in the region of Sudene;

–	the other terms related to the payment of dividends decided in the Ordinary and Extraordinary General meetings of stockholders held, concurrently, on April 29, 2016 being unchanged.

II)	Orientation of the representative(s) of Cemig at the General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to be held, also, on December 20, 2016, to vote in favor of the Report of Management and the Adjusted Financial Statements for the year ended December 31, 2015, and the related complementary documents – also adjusted;

III)	Orientation of the representative(s) of Cemig at the General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to be held, also, on December 20, 2016, to vote in favor of re-ratification of the allocation of the Net profit for 2015, approved in the Ordinary Annual General Meetings of Stockholders held on April 29, 2016, the amount being adjusted from R$ 2,337,663,000 to R$ 2,316,273,000, the balance of Retained earnings remaining the same (at R$ 47,761,000).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result Board of Directors hope that it will be approved by the Stockholders.

Belo Horizonte, November 11, 2016

Signed:	José Afonso Bicalho Beltrão da Silva Mauro Borges Lemos Allan Kardec de Melo Ferreira Arcângelo Eustáquio Torres Queiroz Daniel Alves Ferreira Helvécio Miranda Magalhães Junior José Pais Rangel	Marco Antônio de Rezende Teixeira Marco Antônio Soares da Cunha Castello Branco Nelson José Hubner Moreira Saulo Alves Pereira Junior Aloísio Macário Ferreira de Souza Bruno Magalhães Menicucci

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

APPENDIX 1

OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on December 20, 2016, which is for the following:

Re-ratification of the allocation of the Net profit for the business year 2015, approved in the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016, the amount being adjusted from R$ 2,491,375,000 to R$ 2,468,500,000, the balance of Retained earnings remaining the same (R$ 59,536,000), as follows;

a)	R$ 633,968,000 to be allocated as mandatory minimum dividend, to be paid to the Company’s stockholders, as follows:

–	R$ 200,000,000 in the form of Interest on Equity, under Board Spending Decisions CRCA 088/2015 of December 17, 2015, and CRD 432/2015, of January 4, 2016, to be paid in two equal installments, by June 30, 2016 and December 30, 2016, to stockholders on the Company’s Nominal Share Registry on December 30, 2015, and allocated as part of the mandatory minimum dividend, the Executive Board to obey the periods and to decide the places and processes of payment (the shares began to trade ‘ex–’ these rights on January 4, 2016); and

–	R$ 433,968,000 in the form of dividends for the 2015 business year, to stockholders whose names were on the Company’s nominal share registry on April 29, 2016, the date on which the Ordinary and Extraordinary General Meetings were held this year; and

b)	R$ 622,529,000 to be held in Stockholders’ equity in the Reserve for mandatory dividend not distributed, to be paid as and when the Company’s financial situation permits;

c)	R$ 1,250,853,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s planned investments planned for 2016, in accordance with a capital budget; and

d)	R$ 20,696,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentive gains obtained in 2015 as a result of investments in the region of Sudene

–	the other terms related to the payments of dividends decided in the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016 being unchanged.

The members of the Audit Board, after carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, are of the opinion that the proposal should be approved by the said General Meeting of Stockholders.

Belo Horizonte, November 11, 2016.

Signed:	Edson Moura Soares Newton Brandão Ferraz Ramos Bruno Cirilo Mendonça de Campos	Manuel Jeremias Leite Caldas Rafael Amorim de Amorim

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

20. EARNINGS RELEASE: 2015 RESULTS

2015 RESULTS

CEMIG REPORTS

2015 NET INCOME OF

R$ 2.469 BILLION

Highlights

◾	Cash flow, as measured by Ebitda: R$ 4.9 billion in 2015

◾	2015 Net revenue R$ 21.2 billion

◾	R$ 1.7 billion contribution from CVA/Other financial tariff components in 2015

◾	Gain on Aliança stockholding transaction R$ 729 million in 2015

◾	R$ 1.2 billion provision for loss on investments in the year

Indicators (GWh)	2015	2014	Change %
Electricity sold, GWh (excluding CCEE)	56,904	63,470	–10.35

Indicators – R$ ’000	2015	2014	Change %
Sales on the CCEE	2,425	2,348	3.28
Net debt	11,732	11,610	1.05
Gross revenue	32,842	25,165	30.51
Net revenue	21,292	19,540	8.97
Ebitda (IFRS)	4,932	6,381	-22.71
Net income	2,469	3,137	-21.29
Profit per share	1.96	2.49	-21.29
Ebitda margin	22.72%	32.66%	-9.94p.a.

Conference call

Publication of 2015 results

Video webcast and conference call

March 30, 2016 – Wednesday – at 11 am (Brasília time)

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Telephone: (+55-11) 2188-0400 Password: CEMIG Português Available from March 30 to April 13, 2016

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.:(+55-31) 3506-5024

Fax:(+55-31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Fabiano Maia Pereira

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

◾	Manager, Investor Market

Robson Laranjo

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

Cemig stock price performance

Security	Ticker	Currency	Close of 2015	Close of 2014	Change in the period %
Cemig PN	CMIG4	R$	5.97	12.40	-51.86%
Cemig ON	CMIG3	R$	6.28	13.04	-51.84%
ADR PN	CIG	US$	1.46	4.60	-68.38%
ADR ON	CIG.C	US$	1.74	5.11	-65.96%
Ibovespa	Ibovespa	—	43,349	50,007	-13.31%
IEEX	IEEX	—	24,803	27,161	-8.68%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 10.93 billion in full-year 2015, a daily average of R$ 44.46 million. At this level, Cemig continues to be one of the most liquid companies in the Brazilian electricity sector, and one of the most traded in the Brazilian capital markets.

On the New York Stock Exchange, the volume traded in ADRs for Cemig’s preferred shares (CIG) in full-year 2015 was US$ 3.11 billion. We see this as reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange Ibovespa index was down 13.31% in 2015, closing the year at 43,349 points. The negative result directly reflects Brazil’s current adverse economic phase.

Cemig’s shares underperformed the Ibovespa. Over the year the price of Cemig’s common shares (Cemig ON) declined 51.84%, and the preferred stock (Cemig PN) was down 51.86%. A major factor adversely affecting Cemig’s stock price was the conclusion, with a judgment against Cemig, of the legal action on the Jaguara Hydroelectric Plant in the Higher Appeal Court (STJ), even though the case has now been taken to the Federal Supreme Court on an appeal. Other factors affecting the stock price in the year included: designation by the Mining and Energy Ministry (published September 15), of Cemig GT as responsible for operation of the São Simão hydroelectric plant under the quota regime; the fall in electricity consumption; the water supply crisis affecting the country; and the country’s macroeconomic situation.

Cemig: long term ratings

This table shows credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	AA–(bra)	Negative	AA–(bra)	Negative	AA–(bra)	Negative
S&P	brA	Negative	brA	Negative	brA	Negative
Moody’s	A2.br	Negative	A2.br	Negative	A2.br	Negative

Global ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
S&P	BB–	Negative	BB–	Negative	BB–	Negative
Moody’s	Ba3	Negative	Ba3	Negative	Ba3	Negative

(Fitch gives only Brazilian – not global – ratings.)

On February 25, 2016, Moody’s downgraded its Brazilian ratings for Cemig, its wholly-owned subsidiaries Cemig D and Cemig GT, and their debenture issues from Aa2.br to A2.br; and their global ratings from Ba1 to Ba3, changing the outlook to negative.

Impact on the financial statements arising from the conclusions of the independent investigation into Belo Monte

Based on the conclusions and results identified by the internal independent investigation, which resulted in an adjustment reported in Nesa of R$ 183 million, on December 31, 2015 Cemig recorded an adjustment of R$ 23 million in the account line Investments, with counterpart in the Profit and loss account in the line Equity gain (loss) from subsidiaries, comprising: R$ 21 million arising from the adjustment made by Cemig GT, and R$ 2 million from the adjustment made by Light S.A. – in accordance with the requirements of IAS-8 –Accounting Policies, Changes in Accounting Estimates and Errors.

Considering that the independent internal investigation was concluded on a date subsequent to the approval of issuance of the financial statements for the year ended December 31, 2015 and the interim accounting information for the periods ended March 31 and June 30, 2016, the Management of Cemig and Cemig GT concluded that it was necessary to re-present the financial statements referred to and the Earnings Release.

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	2015	2014	Change %
REVENUE	21,292,211	19,539,578	8.97
OPERATIONAL COSTS
Personnel	(1,435,001)	(1,252,458)	14.57
Employees’ and managers’ profit shares	(137,364)	(249,369)	-44.92
Post-retirement liabilities	(156,009)	(211,916)	-26.38
Materials	(69,522)	(98,660)	-29.53
Raw materials and inputs for production of electricity	(83,723)	(282,447)	-70.36
Outsourced services	(899,470)	(953,033)	-5.62
Electricity purchased for resale	(9,541,940)	(7,428,381)	28.45
Depreciation and amortization	(834,830)	(800,918)	4.23
Operational provisions	(1,401,455)	(580,720)	141.33
Charges for use of national grid	(998,756)	(744,431)	34.16
Gas bought for resale	(1,050,925)	(254,488)	312.96
Infrastructure construction costs	(1,251,836)	(941,795)	32.92
Other operational expenses, net	(457,159)	(651,993)	-29.88

TOTAL COST	(18,317,990)	(14,450,609)	26.76
Equity gain (loss) in subsidiaries	392,990	210,484	86.7
Fair value gain (loss) on stockholding transaction	729,442	—	—
Gain (loss) on combination of businesses	—	280,945	—
Operational profit before Financial revenue (expenses) and taxes	4,096,653	5,580,398	-26.59
Financial revenues	1,469,277	592,684	147.90
Financial expenses	(2,204,344)	(1,693,672)	30.15

Pretax profit	3,361,586	4,479,410	-24.95
Current and deferred income tax and Social Contribution tax	(892,583)	(1,342,507)	-33.51

NET INCOME FOR THE PERIOD	2,469,003	3,136,903	-21.29

Interest of the controlling stockholders	2,468,500	3,136,639
Interest of non-controlling stockholder	503	264

	2,469,003	3,136,903	-21.29

NET INCOME FOR THE PERIOD	2,491,878	3,136,903	-20.56

Fair value gain (loss) on stockholding transaction	(573,182)	—
Transmission indemillionity revenue	—	(235,421)
Employment-law provision – 2012 annual salary increase	—	84,091
Equity method less – Madeira Energia	—	167,022
Gain (loss) on combination of businesses – Gasmig	—	(185,424)

ADJUSTED NET INCOME FOR THE PERIOD	1,895,821	3,125,205	-39.34

*	AFAC = Advance against future capital increase.

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (‘Cemig Generation and Transmission’, or ‘Cemig GT’), and the wholly-owned subsidiaries Horizontes Energia, Termelétrica Ipatinga (up to January 2015), Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia (up to March 2015).

Total sales reported for Cemig’s consolidated electricity market comprises sales to:

(I)	captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the Wholesale Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

In 2015 this Cemig group sold a total volume of 56,903,594 MWh, which was 10.3% less than in 2014.

Overall, electricity consumption in 2015 was affected by adverse Brazilian political and economic circumstances; and, in the captive market, by the successive increases in electricity rates charged to consumers, associated with application of the ‘Tariff Flag’ system – resulting in significant increases in consumers’ electricity invoices.

Sales to distributors, traders, other generating companies and independent power producers totaled 10,831,194 MWh – or 23.4% less than in 2014.

In December 2015 the Cemig Group invoiced 8,079,771 customers – a growth of 0.9% in the customer base in the year since December 2014. Of these, 8,079,719 were final consumers (including Cemig’s own consumption); and 52 were other agents of the Brazilian electricity sector.

This chart shows the breakdown of sales to final consumers of the Cemig Group in the quarter, by consumer category:

Total consumption of electricity (GWh)

The volume of electricity sold to final consumers of Cemig in 2015 was 10.35% lower than in 2014.

Consolidated	MWh		Change, %	Average price 2015 R$	Average price 2014 R$
	2015	2014
Residential	9,829,992	10,013,757	–1.84	742.38	517.60
Industrial	22,968,931	26,025,584	–11.74	251.67	184.18
Commercial, Services and Others	6,433,728	6,395,473	0.60	614.94	435.57
Rural	3,379,734	3,390,096	–0.31	416.18	267.97
Public authorities	892,368	891,454	0.10	613.77	427.55
Public lighting	1,325,525	1,298,047	2.12	401.81	275.72
Public service	1,204,461	1,272,365	–5.34	448.66	289.33

Subtotal	46,034,739	49,286,776	–6.60	435.80	299.83

Own consumption	37,661	37,590	0.19	—	—
Wholesale supply to agents in Free and Regulated Markets ( * )	10,831,194	14,146,109	–23.43	197.90	159.16

Total	56,903,594	63,470,475	–10.35	395.87	271.50

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks totaled 42,124 GWh in 2015, or 5.3% less than in 2014.

There are two components of this reduction: Consumption by the captive market 2.1% lower in the year; and use of the network by Free Clients 10.2% lower by volume.

Overall, consumption of electricity in 2015 was affected by adverse Brazilian political and economic circumstances; and, in the captive market, by the successive increases in electricity rates charged to consumers, associated with application of the ‘Tariff Flag’ system, resulting in significant increases in consumers’ electricity invoices.

In December 2015 Cemig billed 8,079,645 consumers, or 0.9% more than in December 2014. Of this total, 422 are Free Consumers using Cemig D’s distribution network.

Comments on the various consumer categories:

Residential

Residential consumption was 17.27% of the total volume of electricity transacted by Cemig, and totaled 9,830 GWh, or 1.84% less than in 2014.

Average monthly consumption per consumer in 2015 was 126.5 KWh/month, or 3.6% less than the average in 2014 (131.2 KWh/month) – this is the first year-on-year reduction in this variable since 2008.

Industrial

Electricity used by captive industrial clients was 7.84% lower in total volume than in 2014, and the total of electricity transported for Free Clients was 10.0% lower.

The main Brazilian and international macroeconomic factors that could have influenced consumption by the industrial sector are:

◾	In Brazil: Retraction of domestic demand, accumulation of inventories, idle manufacturing capacity, loss of competitiveness, reduction of the number of employees and/or reduction of the use of labor (e.g. forced vacations, shorter work shifts), lack of entrepreneur confidence, low levels of public and private investment, uncertainties in the Brazilian political and economic situation, high cost of corporate credit due to high interest rates, and banks being more selective in granting loans.

◾	International: Lower exports due to lower external demand.

In manufacturing there was a reduction in consumption across all sectors – led by: steel (–2.0%), non-metallic minerals (–7.7%), chemicals (–9.6%), ferroalloys (–44.6%), non-ferrous metals (–10.8%), auto industry (–16.1%), and textiles (–11.9%).

The year-on-year comparison is affected by two factors in 2014: (i) a group of Free Clients migrated to the national grid; and (ii) some Free Clients stopped using the Cemig D network.

The electricity market of Cemig GT

One factor in Cemig GT’s total sales volume in 2015 was termination of concession of plants. Following this change, payment for the output from these plants was redirected to the Physical Guarantee Quota regime, and to settlement on the spot market.

Cemig GT’s market comprises sales of power as follows:

(I)	sales in the Free Market, to Free Clients, in Minas Gerais or other States;

(II)	sales in the Free Market to other agents in the electricity sector – traders, generators and independent power producers ;

(III)	sales to electricity distributors (in the Regulated Market); and

(IV)	sales in the CCEE (Electricity Trading Chamber).

The total supply billed by Cemig GT in 2015 was 29,966 GWh, or 15.6% less than in 2014.

Free Clients consumed 18,832 GWh in 2015, 11.8%% less than in 2014, reflecting:

◾	termination of contracts with clients at the end of 2014 that were not renewed with Cemig GT; and

◾	reduction of consumption by clients due to weak demand in the Brazilian economy, with lower domestic demand for goods and services, also affected by the speed of recovery of the international market.

Cemig GT added 28 new free market clients in 2015, mainly outside Minas Gerais.

Trading of electricity to other agents in the electricity sector in the Free Market totaled 6,443 GWh in 2015, 24.5% less than in 2014; and the total sold in the Regulated Market was 4,690 GWh, 16.9% less than in 2014.

Physical totals of transport and distribution – MWh

Description	MWh		Change, %
	2015	2014
Total energy carried	48,067,296	49,899,186	–3.67
Electricity transported for distributors	361,487	355,204	7.84
Electricity transported for free clients	15,315,122	16,736,754	–8.47
Own load
Consumption by captive market	26,453,478	27,010,669	–2.06
Losses in distribution network	5,933,209	5,816,560	2.01

QUALITY INDICATORS – SAIDI AND SAIFI

Cemig is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent regime of preventive inspection and maintenance of substations, lines and distribution networks. It also invests in training of its staff for improvement of qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – SAIDI (System Average Interruption Duration Index, in hours), and SAIFI (System Average Interruption Frequency Index, in number of outages), since January 2014. These results reflect the investments made by the company in preventive maintenance, such as cleaning of power line pathways, tree pruning, replacement of cross-arms, maintenance of structures, replacement of poles, transformers and cables, and other work such as network shielding, and overhaul and interconnection of circuits. Another important initiative is the change of technological level, with systematic investment in automation of the electricity system, which will enable automatic remote re-establishment of supply after outages.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity to final consumers in 2015 was R$ 22.526 billion, or 30.72% more than the total revenue of R$ 17.232 billion in 2014.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, was R$ 20.319 billion in 2015 – or 36.17% more than the total of R$ 14.922 billion in 2014.

The main factors affecting revenue were:

◾	The Annual Tariff Adjustment for Cemig D, with average effect of 14.76% on consumer tariffs, effective from April 8, 2014 (full effect in 2015).

◾	The Extraordinary Tariff Adjustment for Cemig D, which resulted in an average impact on consumers’ tariffs of 28.76%, applicable from March 2, 2015.

◾	The Annual Tariff Adjustment effective from April 8, 2015, with average effect on consumer tariffs of 7.07%.

◾	Creation, in 2015, of the ‘Tariff Flag’ mechanism – at the following rates per 100 kWh consumed: (i) as from January 2015, R$ 1.50 per 100kWh for the Yellow Flag tariff, and R$ 3.00 for the Red Flag tariff; (ii) as from March 2015, R$ 2.50 per 100kWh for the Yellow Flag tariff and R$ 5.50 for the Red Flag tariff; and finally (iii) from September 2015, R$ 2.50 for the Yellow Flag tariff and R$ 4.50 for the Red Flag tariff. In practice, the Red Flag rates were in effect for the whole of 2015.

◾	Total volume of electricity sold in 2015 was 10.35% lower than in 2014.

	R$		Change %	Average price 2015 R$	Average price 2014 R$	Change %
	2015	2014
Residential	7,297,557	5,183,149	40.79	742.38	517.60	43.43
Industrial	5,780,660	4,793,414	20.60	251.67	184.18	36.64
Commercial, Services and Others	3,956,344	2,785,659	42.03	614.94	435.57	41.18
Rural	1,406,590	908,436	54.84	416.18	267.97	55.31
Public authorities	547,707	381,144	43.70	613.77	427.55	43.55
Public lighting	532,603	357,892	48.82	401.81	275.72	45.73
Public service	540,338	368,136	46.79	448.66	289.33	55.07

Subtotal	20,061,849	14,777,830	35.76	435.80	299.83	45.35
Supply not yet invoiced, net	256,753	144,162	78.10	—	—	—
Wholesale supply to other concession holders (*)	2,358,466	2,251,431	4.75	217.75	159.16	24.34
Wholesale supply not yet invoiced, net	(150,793)	58,682	—	—	—	—

Total	22,526,275	17,232,105	30.72	395.87	271.50	45.81

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

The revenue of Cemig D (Distribution) from the TUSD in 2015 was R$ 1.465 billion, or 71.35% higher than in 2014 (R$ 855 million). This reflects the impact of the tariff adjustments in 2015 – an increase of 96.21% for Free Consumers. The 2015 increases were mainly due to passing through of the CDE (Energy Development Account) amounts to the tariffs paid by consumers. The effect of the increase in tariffs was partially offset by the effect of lower activity in the industrial sector – which consumed 11.74% less electricity, year-on-year, in the period.

Revenue from transactions in the Wholesale Trading Chamber (CCEE)

Revenue from transactions in electricity on the CCEE was R$ 2.425 billion in 2015, compared to R$ 2.348 billion in 2014 – an increase of 3.28%. The components of this figure were: Higher total volume sold, at 7,157,641 MWh in 2015 – compared to 3,354,224 MWh in 2014; and the Spot Price (Preço de Liquidação de Diferenças – PLD) in the wholesale market 58.31% lower (at R$ 287.20/MWh in 2015, vs. R$ 688.89/MWh in 2014).

CVA and Other financial components in the tariff adjustment calculation

Due to the alteration in the concession contracts of the distributors, Cemig started to recognize certain balances of non-controllable costs to be passed through to Cemig D’s next tariff adjustment – these represented an operational revenue of R$ 1.704 billion in 2015, compared to R$ 1.107 billion in 2014.

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$ 1.667 billion in 2015, compared to R$ 422 million in 2014 – an increase of 295.02%. The variation basically reflects the fact that figures for Gasmig began to be consolidated into Cemig’s results in October 2014.

Taxes and charges applied to Revenue

The sector charges that are effectively deductions from reported revenue were 105.28% higher in 2015, at R$ 11.549 billion – compared to R$ 5.626 billion in 2014. The increase mainly reflects the higher charges under the Energy Development Account (CDE), and also the Tariff Flag charges.

The Energy Development Account – CDE

Payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The expenses included are: concession indemillionities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC).

Charges for the CDE in 2015 were R$ 2.870 billion, compared to R$ 211 million in 2014. This is the result of the new budget for the CDE in 2015, in which Aneel increased the annual amount to be paid by Cemig D, which is passed through to the consumer in the Sector Charges component of tariffs.

Consumer charges – the ‘Tariff Flag’ system

In 2015, with the Tariff Flag mechanism coming into force, Cemig had an account under Consumer Charges related to the Tariff Flag payments, totaling R$ 1.067 billion.

The ‘Flag Account’ (Conta Bandeira) was created on February 5, 2015, to manage the funds collected from captive customers of utilities holding electricity distribution concessions and permissions – these funds are paid, on account of the CDE, directly to the Flag Account. The Wholesale Trading Chamber (CCEE) passes the proceeds through to distribution agents, based on the difference between the realized amounts of costs of thermal generation and the exposure to spot prices, and the amount covered by the tariff.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Thus their variations are, substantially, proportional to the changes in revenue.

Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 18.318 billion in 2015, compared to R$ 14.451 billion in 2014 – an increase of 26.76%.

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 2015 was R$ 9.542 billion, or 28.46% more than in 2014 (R$ 7.428 billion). Over the course of 2015, this cost has been more than 50% of the Company’s total costs. The main factors in the higher figure are:

Cemig D:

◾	Expense on electricity acquired in auctions 20.74% higher, at R$ 4.098 billion, in 2015, compared to R$ 3.394 billion in 2014 – arising mainly from availability contracts, due to the expenditure on fuel for generation by the thermal plants.

◾	Expense on electricity from Itaipu Binacional was 108.92% higher. This amount is indexed to the US dollar, and was R$ 1.734 billion in 2015, compared to R$ 830 million in 2014. This reflects both an increase in the tariff – which was US$ 26.05/kW-month in 2014, and rose to US$ 38.07/kW-month as from January 2015 – and also the increase in the dollar exchange rate against the Real from 2014 to 2015. The average exchange rate used for the dollar in invoices in 2015 was R$ 3.38, compared to R$ 2.35 in 2014 – an increase of 43.83%.

◾	Purchases of supply in the short-term market were 24.67% lower – at R$ 849 million in 2015, compared to R$ 1.127 billion in 2014, due to the lower cost of electricity in the wholesale market in 2015.

Cemig GT:

The expense on electricity bought for resale in 2015 was R$ 2.601 billion, or 53.72% more than in 2014 (R$ 1.692 billion). The difference mainly reflects electricity bought for resale 48.10% higher in 2015 (at 15,273,685 MWh), than in 2014 (10,313,226 MWh) – reflecting lower generation capacity, with the termination of the concessions of some plants.

Operational provisions

Operational provisions in 2014 totaled R$ 1.401 billion, compared to R$ 581 million in 2014, an increase of 141.14%. This change mainly reflected a provision of R$ 1.079 billion made in 2015 for losses relating to the put options for the equity interests in Parati and a provision of R$ 119 million for SAAG – Santo Antonio Investment.

a)	Put options for Units in FIP Melbourne

Option contracts for sale of Units (‘put options’) were signed between Cemig GT and the pension plan entities that participate in the investment structure of SAAG, which those entities may exercise in the 84th month from June 2014. The exercise price of the put options will correspond to the amount invested by each pension plan company in the Investment Structure, updated pro rata temporis by the IPCA inflation index (Índice National de Preços ao Consumidor Amplo, published by the Brazilian Geography and Statistics Institute – IBGE), plus 7% per year, less such dividends and Interest on Equity as have been paid by SAAG to the pension plan entities.

To decide the method to be used for measuring the fair value of the put options, since Madeira Energia is an unlisted company, the Company adopted the discounted cash flow method to measure the fair value of those options. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the interim reporting date, at the effective rate of 8% p.a. (discounting inflation effects). Based on the studies made, the amount of R$ 148 million is recorded in Cemig GT as the best estimate of the loss on these options.

b)	FIP Redentor

Cemig has granted to Fundo de Participações Redentor, which is a stockholder of Parati, an option to sell the totality of the shares which that fund holds in Parati, exercisable in May 2016. The price of the option is calculated using the sum of the value of the injections of capital by the fund into Parati, plus the running expenses of the fund, less any Interest on Equity, and dividends, distributed by Parati. The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

For the purposes of determining the method to be used to measure the fair value of this option, the Company observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company has adopted the discounted cash flow method for measurement of the fair values of the option. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the interim reporting date, at the effective rate of 7.5% p.a. (discounting inflation effects).

Based on the studies carried out, a liability in the amount of R$ 1.245 billion has been recorded in the financial statements, for the best estimate of the loss on this option.

Personnel

Personnel expenses were R$ 1.435 billion in 2015, compared to R$ 1.252 billion in 2014, an increase of 14.62%. This arises mainly from the following items:

◾	Salary increases, under the Collective Agreement, of 6.34%, coming into effect in November 2014 (full effect in 2015).

◾	Salary increases of 3% from March 2015, as a result of the collective negotiation decided by the courts on application from organizations representing the employees.

◾	Salary adjustments applied at the 10.33%, from November 2015, under the Collective Agreement.

Cemig: number of employees

Gas bought for resale

The expense that Cemig reports for Gas bought for resale was R$ 1.051 billion in 2015, vs. R$ 254 million in 2014. Cemig started consolidating the results of Gasmig in October 2014, after Cemig acquired the 40% interest in Gasmig held by Petrobras.

Raw materials and inputs for production of electricity

The expense on raw material and inputs for production of electricity in 2015 was R$ 84 million, compared to R$ 282 million in 2014 – a reduction of 70.21%. This reflects the temporary stoppage of the Igarapé thermal plant in 2015, due to the need for maintenance and installation of new equipment, and the federal government’s decision to stop generation by thermal plants that have the highest Variable Unit Cost (CVU).

Financial revenue (expenses)

Cemig reports net financial expenses of R$ 735million in 2015, compared to net financial expenses of R$ 1.101 billion in 2014. The main factors are:

◾	Recognition, as from 2015, of the foreign exchange variation and monetary updating on the balances of the CVA and the Other financial components elements of tariff adjustments, representing and increase in financial revenue of R$ 68 million in 2015.

◾

A higher gain on updating of financial assets of the Remuneration Base of Assets (Base Regulatória de Remuneração, or BRR): R$ 606 million in 2015, vs. R$ 58 million in 2014. In November 2015 Aneel ordered an alteration of the indexor of the BRR, from the IGP-M inflation index to the IPCA inflation index. This change generated an updating adjustment backdated to January 2013. The effect of this change in financial revenue recorded in December 2015 was R$ 143 million. This difference also arises from the higher variation in the present indexor of the BRR – the IPCA index – which was 10.67% in 2015, compared to variation of 3.69% in the IGP-M index in 2014. Additionally, in June 2014 there was a reversal in the monetary updating of the BRR, totaling R$ 110 million, due to the final, definitive, homologation of the value of the BRR of Cemig D.

◾	Recognition, starting in 2015, of monetary updating on deposits linked to legal actions, representing a gain in financial revenue of R$ 212 million in 2015.

◾	Higher expenses of exchange rate variations on loans and financings, and on Itaipu Binacional, which totaled R$ 172 million in 2015, vs. R$ 26 million in 2014. This mainly reflects the effects on Cemig D of the higher variation of the US dollar in 2015 (47.01% in full-year 2015, compared to 13.39% in 2014);

◾	Charges for loans and financings 48.44% higher, at R$ 1.382 billion in 2015, compared to R$ 931 million in 2014. This mainly reflects higher debt indexed to the CDI Rate; and also the higher CDI rate itself, in 2015 – representing 13.23% in the year, compared to 10.81% in 2014.

◾	Expense on monetary updating of loans and financings 42.80% higher, at R$ 387 million in 2015, compared to R$ 271 million in 2014. This is mainly the effect of higher variation in the IPCA inflation index in the period (10.67% in 2015, compared to 6.41% in 2014).

Ebitda

Cemig’s consolidated Ebitda in 2015 was 22.36% lower than in 2014. This mainly reflects operational costs and expenses (excluding depreciation and amortization) 28.08% higher in 2015 – an outstanding element of this expense being provisions totaling R$ 1.198 billion for losses on investments.

Ebitda – R$mn	2015	2014	Change, %
Profit (loss)	2,469	3,137	-21.29
+ Income tax and Social Contribution tax	893	1,343	-33.51
+ Net financial revenue (expenses)	735	1,101	-33.24
+ Depreciation and amortization	835	801	4.24

= Ebitda	4,932	6,382	-22.72

DEBT

The Company’s consolidated total debt on December 31, 2015 was R$ 15.167 billion, 12.27% more than at December 31, 2014.

THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

Cemig – generation portfolio, in MW*
Stage	Hydro plants	Small Hydro Plants	Wind power	Solar	Thermal plants	Total
In operation	7,195	257	158	31	144	7,785

Under construction / contracted	1,699	29	658	45	—	2,431

Total	8,894	286	816	76	144	10,216

*	The amounts refer only to direct or indirect equity interests held by Cemig on December 31, 2015.

4Q15 HIGHLIGHTS:

Santo Antônio Hydroelectric Plant

Rotor 35 of the Santo Antônio Hydroelectric plant started operation in December. The original physical offtake guarantee level of 2,218 MW average was reached in September 2014.

FINANCIAL STATEMENTS SEPARATED BY COMPANY AND BY OPERATIONAL SEGMENT

FINANCIAL STATEMENTS SEPARATED BY COMPANY: DECEMBER 31, 2015
R$ ’000	Holding Company	CEMIG GT	CEMIG D	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	Other subsidiaries	Eliminations / transfers	Total, subsidiaries	TAESA	LIGHT	MADEIRA	ALIANÇA GERAÇÃO	Other jointly- controlled subsidiaries	Eliminations / transfers	Subsidiaries and jointly- controlled subsidiaries
ASSETS	16,319,138	15,348,364	16,191,234	2,054,460	317,346	152,827	129,487	264,987	(9,920,754)	40,857,089	4,728,754	5,050,947	2,496,533	1,044,606	4,553,631	(7,847,490)	50,884,070

Cash and cash equivalents	256,484	283,703	318,834	33,746	5,015	1,254	1,082	24,514	—	924,632	130,575	196,844	29,996	31,394	126,019	—	1,439,460
Accounts receivable	—	1,008,021	2,785,980	88,774	16,172	5,774	3,617	5,568	(15,738)	3,898,168	100,346	787,420	30,093	70,590	52,748	(14,715)	4,924,650
Securities – cash investments	129,665	1,916,804	288,759	71,381	17,655	6,126	4,902	75,020	—	2,510,312	1,588	—	—	—	54,446	—	2,566,346
Taxes	995,131	142,328	1,227,384	59,741	17,255	136	449	685	—	2,443,109	309,497	410,182	67,323	2,568	13,523	—	3,246,202
Other assets	1,521,682	853,410	1,671,470	471,741	4,957	4,905	1,277	30,770	(973,122)	3,587,090	154,536	840,753	151,648	27,017	375,566	(204,865)	4,931,745
Investments, PP&E, Intangible and Financial assets of concession	13,416,176	11,144,098	9,898,807	1,329,077	256,292	134,632	118,160	128,430	(8,931,894)	27,493,778	4,032,212	2,815,748	2,217,473	913,037	3,931,329	(7,627,910)	33,775,667
LIABILITIES AND STOCKHOLDERS’ EQUITY	16,319,138	15,348,364	16,191,234	2,054,460	317,346	152,827	129,487	264,987	(9,920,754)	40,857,089	4,728,754	5,050,947	2,496,533	1,044,606	4,553,631	(7,847,490)	50,884,070

Suppliers and supplies	8,765	331,823	1,307,893	244,551	11,405	7,670	4,210	5,318	(20,482)	1,901,153	22,102	472,122	144,636	16,528	171,518	(106,904)	2,621,155
Loans, financings and debentures	—	7,739,072	7,020,042	368,398	39,023	—	—	2	—	15,166,537	1,860,409	2,468,539	1,451,202	—	1,215,707	—	22,162,394
Interest on Equity, and dividends	1,306,584	718,137	185,105	45,667	—	2,464	—	90	(951,232)	1,306,815	5,012	43,966	—	—	21,779	(70,757)	1,306,815
Post-retirement liabilities	303,191	721,470	2,228,710	—	—	—	—	—	—	3,253,371	—	10,436	—	—	—	—	3,263,807
Taxes	53,123	759,122	1,742,350	306,265	10,381	38,975	2,782	10,115	—	2,923,113	837,599	486,479	37,982	17,414	73,965	—	4,376,552
Other liabilities	1,663,777	394,928	1,011,285	167,028	87,531	792	674	9,580	(17,171)	3,318,424	107,285	374,205	137,604	140,148	79,533	8,472	4,165,671
STOCKHOLDERS’ EQUITY	12,983,698	4,683,812	2,695,848	922,551	169,006	102,926	121,821	239,883	(8,931,869)	12,987,676	1,896,347	1,195,200	725,109	870,516	2,991,129	(7,678,301)	12,987,676

Attributed to controlling stockholders	12,983,698	4,683,812	2,695,848	918,573	169,006	102,926	121,821	239,883	(8,931,869)	12,983,698	1,896,347	1,195,200	725,109	870,516	2,991,129	(7,678,301)	12,983,698
Interest of non-controlling stockholder	—	—	—	3,978	—	—	—	—	—	3,978	—	—	—	—	—	—	3,978
PROFIT AND LOSS ACCOUNT
Net operational revenue	292	7,377,198	12,386,671	1,394,725	122,569	58,197	51,800	169,056	(268,297)	21,292,211	855,669	3,459,848	254,173	408,846	697,693	(231,129)	26,737,311
Operational costs and expenses	(1,157,525)	(4,133,629)	(11,779,022)	(1,235,867)	(111,828)	(41,877)	(28,121)	(59,477)	229,356	(18,317,990)	(121,383)	(3,209,417)	(216,366)	(257,816)	(511,512)	22,209	(22,612,275)

Electricity purchased for resale	—	(2,601,484)	(6,992,822)	—	—	(30,970)	(13,551)	(23,395)	120,282	(9,541,940)	—	(2,326,933)	(50,617)	(158,895)	(53,562)	148,842	(11,983,105)
Charges for use of national grid	—	(293,484)	(813,313)	—	—	—	(3,065)	(1,179)	112,285	(998,756)	—	—	(53,100)	(15,388)	(271,035)	59,542	(1,278,737)
Gas bought for resale				(1,050,925)	—	—	—	—	—	(1,050,925)	—	—	—	—	—	—	(1,050,925)
Construction cost	—	(146,030)	(1,043,806)	(62,000)	—	—	—	—	—	(1,251,836)	(17,060)	(304,413)	—	—	(3,817)	—	(1,577,126)
Personnel	(31,895)	(334,845)	(999,655)	(43,092)	(15,431)	(1,362)	(1,221)	(7,500)	—	(1,435,001)	(44,205)	(110,654)	(7,564)	(10,064)	(35,057)	—	(1,642,545)
Employee profit shares	(4,816)	(35,383)	(94,815)	—	(2,062)	(139)	(149)	—	—	(137,364)	(5,888)	—	—	(1,467)	(97)	—	(144,816)
Post-retirement liabilities	(3,867)	(30,939)	(121,203)	—	—	—	—	—	—	(156,009)	—	—	—	—	—	—	(156,009)
Materials	(262)	(99,312)	(50,651)	(1,830)	(129)	(368)	(404)	(314)	25	(153,245)	(20,764)	(5,904)	(1,631)	(863)	(2,961)	—	(185,368)
Outsourced services	(10,991)	(159,432)	(697,484)	(15,035)	(25,491)	(3,239)	(5,112)	(13,673)	30,987	(899,470)	(22,309)	(155,676)	(10,546)	(22,133)	(56,794)	4,076	(1,162,852)
Depreciation and amortization	(1,601)	(252,897)	(443,766)	(54,177)	(48,968)	(5,526)	(4,391)	(10,243)	(13,261)	(834,830)	(1,296)	(149,282)	(48,076)	(51,255)	(75,112)	(174,073)	(1,333,924)
Operational provisions	(1,084,757)	(106,443)	(209,072)	—	(1,181)	—	(1)	(1)	—	(1,401,455)	484	(92,148)	(36,771)	—	(1,124)	—	(1,531,014)
Other expenses, net	(19,336)	(73,380)	(312,434)	(8,808)	(18,566)	(273)	(227)	(3,173)	(20,962)	(457,159)	(10,345)	(64,407)	(8,061)	2,249	(11,953)	(16,178)	(565,854)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	(1,157,233)	3,243,569	607,649	158,858	10,741	16,320	23,679	109,579	(38,941)	2,974,221	734,286	250,431	37,807	151,030	186,181	(208,920)	4,125,036
Equity gain (loss) in subsidiaries	3,273,869	16,735		—	(27,769)	—	—	1,343	(2,871,188)	392,990	6,884	(41,183)	(79,312)	(455)	(38,603)	(345,732)	(105,411)
Gain on stockholding reorganization		729,442		—	—	—	—	—	—	729,442	—	—	—	—	16,375	—	745,817
Financial revenue	65,180	204,741	1,148,437	23,082	4,054	2,966	4,545	16,272	—	1,469,277	333,487	446,993	94,983	13,711	26,705	—	2,385,156
Financial expenses	(36,024)	(990,235)	(1,129,969)	(41,531)	(5,794)	(172)	(85)	(534)	—	(2,204,344)	(577,332)	(612,626)	(113,173)	(21,877)	(107,287)	—	(3,636,639)

Profit before income and Social Contribution tax	2,145,792	3,204,252	626,117	140,409	(18,768)	19,114	28,139	126,660	(2,910,129)	3,361,586	497,325	43,615	(59,695)	142,409	83,371	(554,652)	3,513,959
Income tax and Social Contribution tax	322,708	(887,979)	(255,908)	(23,339)	(16,096)	(5,392)	(3,431)	(23,146)	—	(892,583)	(104,542)	(29,214)	61,498	(13,788)	(66,327)	—	(1,044,956)

Profit (loss)	2,468,500	2,316,273	370,209	117,070	(34,864)	13,722	24,708	103,514	(2,910,129)	2,469,003	392,783	14,401	1,803	128,621	17,044	(554,652)	2,469,003

Interest of the controlling stockholders	2,468,500	2,316,273	370,209	116,567	(34,864)	13,722	24,708	103,514	(2,910,129)	2,468,500	392,783	14,401	1,803	128,621	17,044	(554,652)	2,468,500
Interest of non-controlling stockholder	—	—	—	503	—	—	—	—	—	503	—	—	—	—	—	—	503

	2,468,500	2,316,273	370,209	117,070	(34,864)	13,722	24,708	103,514	(2,910,129)	2,469,003	392,783	14,401	1,803	128,621	17,044	(554,652)	2,469,003

INFORMATION BY MARKET SEGMENT AT DECEMBER 31, 2015
R$ ’000	ELECTRICITY			TELECOM	GAS	OTHERS	Eliminations	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	13.381.523	4.880.161	17.738.194	317.346	2.529.757	2.986.477	(976.369)	40.857.089
ADDITIONS TO THE SEGMENT	577.330	146.030	1.043.806	42.488	62.000	—	—	1.871.654
INVESTMENTS IN JOINTLY-CONTROLLED SUBSIDIARIES	5.750.963	2.423.084	1.546.960	—	—	23.840	—	9.744.847
NET REVENUE	7.046.513	518.671	12.386.671	122.569	1.394.725	91.358	(268.296)	21.292.211
COSTS
Electricity purchased for resale	(2.669.371)	—	(6.992.822)	—	—	(29)	120.282	(9.541.940)
Charges for use of national grid	(297.423)	(305)	(813.313)	—	—	—	112.285	(998.756)
Gas bought for resale	—	—	—	—	(1.050.925)	—	—	(1.050.925)

Total operational costs	(2.966.794)	(305)	(7.806.135)	—	(1.050.925)	(29)	232.567	(11.591.621)
OPERATIONAL COSTS AND EXPENSES
Personnel	(224.197)	(113.230)	(999.655)	(15.431)	(43.092)	(39.396)	—	(1.435.001)
Employees’ and managers’ profit shares	(23.552)	(12.119)	(94.815)	(2.062)	—	(4.816)	—	(137.364)
Post-retirement liabilities	(21.274)	(9.664)	(121.204)	—	—	(3.867)	—	(156.009)
Materials	(95.381)	(4.969)	(50.651)	(129)	(1.830)	(310)	25	(153.245)
Outsourced services	(142.931)	(36.844)	(697.484)	(25.491)	(15.035)	(12.672)	30.987	(899.470)
Depreciation and amortization	(273.053)	—	(443.766)	(48.968)	(54.177)	(14.866)	—	(834.830)
Operational provisions (reversals)	(108.728)	2.283	(209.072)	(1.181)	—	(1.084.757)	—	(1.401.455)
Construction costs	—	(146.030)	(1.043.806)	—	(62.000)	—	—	(1.251.836)
Other operational expenses, net	(60.692)	(15.983)	(312.434)	(18.566)	(8.808)	(45.393)	4.717	(457.159)

Total cost of operation	(949.808)	(336.556)	(3.972.887)	(111.828)	(184.942)	(1.206.077)	35.729	(6.726.369)
OPERATIONAL COSTS AND EXPENSES	(3.916.602)	(336.861)	(11.779.022)	(111.828)	(1.235.867)	(1.206.106)	268.296	(18.317.990)
OPERATIONAL PROFIT BEFORE EQUITY GAIN (LOSS) IN SUBSID. AND FINANCIAL REV (EXP.)	3.129.911	181.810	607.649	10.741	158.858	(1.114.748)	—	2.974.221
Equity gain (loss) in subsidiaries	16.593	410.052	(6.408)	(27.769)	—	522	—	392.990
Gain on stockholding reorganization	729.442		—	—	—	—	—	729.442
Financial revenues	199.200	21.892	1.148.437	4.054	23.082	72.612	—	1.469.277
Financial expenses	(984.018)	(6.875)	(1.129.969)	(5.794)	(41.531)	(36.157)	—	(2.204.344)

PRETAX PROFIT	3.091.128	606.879	619.709	(18.768)	140.409	(1.077.771)	—	3.361.586
Income tax and Social Contribution tax	(835.791)	(71.104)	(255.908)	(16.096)	(23.339)	309.655	—	(892.583)

PROFIT AND LOSS ACCOUNT	2.255.337	535.775	363.801	(34.864)	117.070	(768.116)	—	2.469.003

Interest of the controlling stockholders	2.255.337	535.775	363.801	(34.864)	116.567	(768.116)	—	2.468.500
Interest of non-controlling stockholder	—	—	—	—	503	—	—	503

	2.255.337	535.775	363.801	(34.864)	117.070	(768.116)	—	2.469.003

Generating plants

Plant	Type	Company	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit (MW)*	Assured Energy (average MW)*	Year Concession or Authorization Expires
São Simão	Hydroelectric	CEMIG GT	100.0%	1,710.00	1,281.00	1,710.00	1,281.00	1/11/2015
Emborcação	Hydroelectric	CEMIG GT	100.0%	1,192.00	497.00	1,192.00	497.00	7/23/2025
Nova Ponte	Hydroelectric	CEMIG GT	100.0%	510.00	276.00	510.00	276.00	7/23/2025
Jaguara	Hydroelectric	CEMIG GT	100.0%	424.00	336.00	424.00	336.00	8/28/2013
Miranda	Hydroelectric	CEMIG GT	100.0%	408.00	202.00	408.00	202.00	12/23/2016
Irapé	Hydroelectric	CEMIG GT	100.0%	399.00	210.70	399.00	210.70	2/28/2035
Três Marias	Hydroelectric	CEMIG GT	100.0%	396.00	239.00	396.00	239.00	1/4/2046
Volta Grande	Hydroelectric	CEMIG GT	100.0%	380.00	229.00	380.00	229.00	2/23/2017
lgarapé	Thermal	CEMIG GT	100.0%	131.00	71.30	131.00	71.30	8/13/2024
Salto Grande	Hydroelectric	CEMIG GT	100.0%	102.00	75.00	102.00	75.00	1/4/2046
ltutinga	Hydroelectric	CEMIG GT	100.0%	52.00	28.00	52.00	28.00	1/4/2046
Camargos	Hydroelectric	CEMIG GT	100.0%	46.00	21.00	46.00	21.00	1/4/2046
Piau	SHP	CEMIG GT	100.0%	18.01	13.53	18.01	13.53	1/4/2046
Gafanhoto	SHP	CEMIG GT	100.0%	14.00	6.68	14.00	6.68	1/4/2046
Peti	SHP	CEMIG GT	100.0%	9.40	6.18	9.40	6.18	1/4/2046
Rio de Pedras	SHP	CEMIG GT	100.0%	9.28	2.15	9.28	2.15	9/19/2024
Poço Fundo	SHP	CEMIG GT	100.0%	9.16	5.79	9.16	5.79	8/19/2025
Tronqueiras	SHP	CEMIG GT	100.0%	8.50	3.39	8.50	3.39	1/4/2046
Joasal	SHP	CEMIG GT	100.0%	8.40	5.20	8.40	8.40	1/4/2046
Martins	SHP	CEMIG GT	100.0%	7.70	1.84	7.70	1.84	1/4/2046
Cajuru	SHP	CEMIG GT	100.0%	7.20	2.69	7.20	2.69	1/4/2046
Ervália	SHP	CEMIG GT	100.0%	6.97	3.03	6.97	3.03	1/4/2046
São Bernado	SHP	CEMIG GT	100.0%	6.82	3.42	6.82	3.42	8/19/2025
Neblina	SHP	CEMIG GT	100.0%	6.47	4.66	6.47	4.66	1/4/2046
Cel. Domiciano	SHP	CEMIG GT	100.0%	5.04	3.59	5.04	3.59	1/4/2046
Paraúna	SHP	CEMIG GT	100.0%	4.28	1.90	4.28	1.90	—
Pandeiros	SHP	CEMIG GT	100.0%	4.20	0.47	4.20	0.47	9/22/2021
Paciência	SHP	CEMIG GT	100.0%	4.08	2.36	4.08	2.36	1/4/2046
Marmelos	SHP	CEMIG GT	100.0%	4.00	2.74	4.00	2.74	1/4/2046
Dona Rita	SHP	CEMIG GT	100.0%	2.40	1.03	2.40	1.03	1/4/2046
Salto de Moraes	SHP	CEMIG GT	100.0%	2.39	0.60	2.39	0.60	7/1/2020
Sumidouro	SHP	CEMIG GT	100.0%	2.12	0.53	2.12	0.53	—
Anil	SHP	CEMIG GT	100.0%	2.08	1.10	2.08	1.10	—
Xicão	SHP	CEMIG GT	100.0%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	SHP	CEMIG GT	100.0%	1.62	0.61	1.62	0.61	8/19/2025
Sinceridade	SHP	CEMIG GT	100.0%	1.42	0.35	1.42	0.35	1/4/2046
Central Mineirão	Solar	CEMIG GT	100.0%	1.42	—	1.42	—	—
Poquim	SHP	CEMIG GT	100.0%	1.41	0.39	1.41	0.39	7/8/2015
Santa Marta	SHP	CEMIG GT	100.0%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrão	SHP	CEMIG GT	100.0%	0.80	0.55	0.80	0.55	—
Jacutinga	SHP	CEMIG GT	100.0%	0.72	0.57	0.72	0.57	—
Santa Luzia	SHP	CEMIG GT	100.0%	0.70	0.23	0.70	0.23	2/25/2026
Lages*	SHP	CEMIG GT	100.0%	0.68	—	0.68	—	—
Bom Jesus do Galho	SHP	CEMIG GT	100.0%	0.36	0.13	0.36	0.13	—
Pai Joaquim	SHP	CEMIG PCH	100.0%	23.00	4.26	23.00	4.26	4/1/2032
Salto Voltão	SHP	Horizontes Energia	100.0%	8.20	6.63	8.20	6.63	10/4/2030
Salto do Paraopeba	SHP	Horizontes Energia	100.0%	2.46	—	2.46	—	10/4/2030
Salto do Passo Velho	SHP	Horizontes Energia	100.0%	1.80	1.06	1.80	1.06	10/4/2030
Machado Mineiro	SHP	Horizontes Energia	100.0%	1.72	1.03	1.72	1.03	7/8/2025
Rosal	Hydroelectric	Rosal Energia	100.0%	55.00	30.00	55.00	30.00	5/8/2032
Sá Carvalho	Hydroelectric	Sá Carvalho	100.0%	78.00	58.00	78.00	58.00	12/1/2024
Barreiro	Thermal	Usina Termelétrica Barreiro	100.0%	12.90	11.37	12.90	11.37	4/30/2023
Queimado	Hydroelectric	CEMIG GT	82.5%	105.00	58.00	86.63	47.85	1/2/2033
Praias de Parajuru	Wind Farm	CEMIG GT	49.0%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	Wind Farm	CEMIG GT	49.0%	28.80	13.20	14.11	6.47	12/26/2031
Paracambi	SHP	CEMIG GT	49.0%	25.00	19.53	12.25	9.57	2/16/2031
Volta do Rio	Wind Farm	CEMIG GT	49.0%	42.00	18.41	20.58	9.02	12/26/2031
Santo Antônio	Hydroelectric	Santo Antônio Energia	17.7%	2,714.72	2,218.00	480.06	392.22	6/12/2046
Aimorés	Hydroelectric	ALIANÇA	45.0%	330.00	172.00	148.50	77.40	12/20/2035
Amador Aguiar I (Capim Bra)	Hydroelectric	ALIANÇA	39.3%	240.00	155.00	94.36	60.94	8/29/2036
Amador Aguiar II (Capim Br)	Hydroelectric	ALIANÇA	39.3%	210.00	131.00	82.56	51.50	8/29/2036
lgarapava	Hydroelectric	ALIANÇA	23.7%	210.00	136.00	49.75	32.22	12/30/2028
Funil	Hydroelectric	ALIANÇA	45.0%	180.00	89.00	81.00	40.05	12/20/2035
Candonga	Hydroelectric	ALIANÇA	22.5%	140.00	64.50	31.50	14.51	5/25/2035
Porto Estrela	Hydroelectric	ALIANÇA	30.0%	112.00	55.80	33.60	16.74	7/10/2032
Baguari	Hydroelectric	BAGUARI ENERGIA	34.0%	140.00	80.20	47.60	27.27	8/15/2041
Cachoeirão	SHP	Hidrelétrica Cachoeirão	49.0%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	SHP	Hidrelétrica Pipoca	49.0%	20.00	11.90	9.80	5.83	9/10/2031
Retiro Baixo	Hydroelectric	Retiro Baixo Energética	25.0%	82.00	38.50	20.46	9.61	8/25/2041
	Hydroelectric	Lightger	49.0%	855.14	637.00	419.02	312.13
	SHP	Lightger	25.0%	25.00	19.53	6.25	4.88
	SHP	Brasil PCH	31.2%	291.00	188.85	90.67	20.31
	Wind Farm	Renova Energia	35.2%	680.50	325.91	239.21	114.56
	SHP	Renova Energia	35.2%	41.80	18.74	14.69	6.59

*	The installed capacit and the assured energy are already on cemig’s share

Generation plants: Concession contract expiry periods

In November 2015 Cemig was the winner of Lot D in the first auction of concessions held by Aneel with a new structure: placement of concessions for hydroelectric plants under a regime of allocation of generating capacity and physical offtake guarantees.

◾	Number of generation plants: 18 (eighteen).

◾	Total installed generation capacity: 699.57 MW.

◾	Percentage of the guaranteed physical power offtake allocated to the Regulated Market: 100% (one hundred per cent), from January 1 to December 31, 2016; and 70% (seventy per cent), on and after January 1, 2017.

◾	Payment: R$ 2.216 billion in Concession Grant Fee (Bonificação pela Outorga), of which R$ 1.4 billion (65%) was paid on January 5, 2016 and R$ 770 million is to be paid within 180 days.

◾	Revenue received by Cemig GT for provision of the service: R$ 498.6 million/year.

Under that contract, as from this termination the assets of each plant that had not been fully depreciated are to be returned to the concession-granting power, and the company is to be indemillionified for them, on terms specified in the contract. The accounting balances corresponding to these assets, including the Deemed Cost, were transferred from Fixed assets to Financial assets on the date of termination of the concession in July 2015, and total R$ 546 million.

As specified in Aneel Normative Resolution 615/2014, the Valuation Opinions proposing the amounts of the indemillionity of the assets were delivered to Aneel on December 31, 2015. The company is in the process of preparation of these Opinions. Based on the discussions and valuations currently in progress, management believes that there is no indication that the amounts to be indemillionified by the Grantor Power will be lower than those recognized in its interim financial statements at December 31, 2015

Power Plant	Installed Capacit (MW)	Assured Energy (average MW)
Três Marias	396,0	239,0
Salto Grande	102,0	75,0
Itutinga	52,0	28,0
Camargos	46,0	21,0
Piau	18,0	13,5
Gafanhoto	14,0	6,7
Peti	9,4	6,2
Tronqueiras	8,5	3,4
Joasal	8,4	5,2
Martins	7,7	1,8
Cajuru	7,2	3,7
Ervália	7,0	3,0
Neblina	6,5	4,7
Coronel Domiciano	5,0	3,6
Paciência	4,1	2,4
Marmelos	4,0	2,7
Dona Rita	2,4	1,0
Sinceridade	1,4	0,4

Total	699,6	421,3

Exchange of Shareholders’ Debentures owned by AGC Energia for shares in Cemig

On March 3, 2016, BNDES Participações (‘BNDESPar’) exchanged the totality of its holding of debentures issued under the Deed of the First Private Issue by AGC Energia of Non-convertible Permanent Asset-guaranteed Exchangeable Shareholders’ Debentures, in a Single Series, dated February 28, 2011 and amended January 17, 2012, for 54,342,992 common shares and 16,718,797 preferred shares in Cemig, owned by AGC Energia.

After the exchange, the equity interest held by BNDESPAR in Cemig — which on March 2, 2016 totaled 0% of the common shares and 1.13% of the preferred shares — increased to 12.9% and 3.13%, respectively. This characterizes a material transaction in the stock of Cemig in the terms of Article 12, §1º, of CVM Instruction 358/02. On March 2, 2016 BNDESPAR held an equity interest of 0.75% in the total capital of Cemig. This percentage has risen to 6.4%.

http://cemig.infoinvest.com.br/enu/13329/c-13329-enu.html?idioma=enu

After this exchange, the stockholders’ agreement between Cemig and AGC Energia remains unchanged.

http://cemig.infoinvest.com.br/ptb/8867/AcordodeAcionistas_por.pdf

Generation: Annual Permitted Revenue (RAP)

Resolução Homologatoria ANEEL—nº 1.313*
Receita Anual Permitida—RAP	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	234,340,198	100.0%	234,340,198	234,340,198
Cemig Itajuba	36,345,194	100.0%	36,345,194	36,345,194
Centroeste	15,420,427	51.0%	7,864,418
Transirapé	26,287,112	24.5%	6,440,342
Transleste	36,163,304	25.0%	9,040,826
Transudeste	22,414,358	24.0%	5,379,446
Taesa		43.36%
ETEO	155,851,060	43.4%	67,576,823
ETAU	38,433,513	22.8%	8,762,945
NOVATRANS	460,994,392	43.4%	199,886,586
TSN	449,086,299	43.4%	194,723,252
GTESA	8,238,429	43.4%	3,572,172
PATESA	18,930,852	43.4%	8,208,394
Munirah	32,335,023	43.4%	14,020,425
Brasnorte	22,865,011	16.8%	3,833,291
São Gotardo	4,594,930	43.4%	1,992,356
Abengoa
NTE	135,672,013	43.4%	58,827,214
STE	72,452,041	43.4%	31,415,113
ATEI	132,046,398	43.4%	57,255,152
ATEII	204,000,305	43.4%	88,454,275
ATEIII	102,659,854	43.4%	44,513,183
TBE
EATE	381,289,719	21.7%	82,634,235
STC	36,934,709	17.3%	6,403,873
Lumitrans	23,591,101	17.3%	4,090,187
ENTE	199,517,005	21.7%	43,245,595
ERTE	44,785,760	21.7%	9,706,942
ETEP	86,906,931	21.7%	18,835,509
ECTE	84,200,833	8.3%	6,970,657
EBTE	40,614,511	32.3%	13,118,164
ESDE	11,542,416	21.7%	2,501,610
ETSE	19,741,437	8.3%	1,634,316
Light	7,924,732	32.6%	2,581,878
Transchile**	21,396,000	49.0%	10,484,040

RAP TOTAL CEMIG			1,284,658,610	270,685,392

*	Receita s a nua is permititida s com vigência entre 1º de julho de 2015 e 30 de junho de 2016.
**	A receita de tra ns mis s ã o da Tra ns chile é da da em Dóla r Norte America no e é corrigida , a nua lmente, de a cordo com o Decreto Nº 163 (http://www.cne.cl/ima ges/stories/norma tiva s /otros %20niveles /electricida d/DOC65_-_decreto163obra surgentes.pdf).

Appendices

Electricity losses – 4Q15

Control of electricity losses is one of Cemig D’s strategic objectives, and the Company has a structure dedicated to this – its Distribution Losses Measurement and Control Management Unit. Compliance with the objective is monitored monthly through the Total Distribution Losses Index (Índice de Perdas Totais da Distribuição, or IPTD): the result at December 31, 2015 was 11.52% – compared to a regulatory target of 10.48% by the end of 2017. In the decision on the regulatory target, taken during the 3rd Tariff Review Cycle, the regulator, Aneel, made significant changes in the method of calculation of technical losses, imposing extremely challenging limits for Cemig D. Total losses are composed of technical losses plus non-technical losses. The indicators for measurement are the PPTD (Distribution Technical Losses Percentage –percentual de perdas técnicas da distribuição), and the PPNT (Distribution Non-technical Losses Percentage – or percentual de perdas não técnicas da distribuição). The projected result for the PPTD on December 31, 2015 was 9.46%, for a regulatory target of 7.84%, and the projected result for the PPNT was 3.06%, for a regulatory target of 2.64%.

Aneel measures non-technical losses with reference to the low-voltage market. Taking this into account, the result for the PPNT in relation to the low voltage market as invoiced at December 31, 2015 was 7.85%, for a regulatory target of 7.63% (2.88% above the limit set by the Regulator).

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
3Q13	6,486	5,017	11,503	29
4Q13	6,615	4,975	11,591	29
1Q14	6,744	4,464	11,208	29
2Q14	6,646	4,485	11,132	29
3Q14	6,686	4,298	10,984	27
4Q14	6,935	4,201	11,136	29
1Q15	6,780	4,034	10,814	30
2Q15	6,371	3,896	10,268	28
3Q15	6,471	3,803	10,274	29
4Q15	6,850	3,937	10,787	28

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	4Q15	4Q14	Change%	2015	2014	Change%
Sales to end consumers	4,498	3,050	47	16,515	11,443	44
TUSD	296	254	17	1,500	893	68
Transactions in the CCEE	—	—	—	50	—	—
CVA and Other financial components in tariff adjustment	397	1,107	(64)	1,704	1,107	54
Construction revenue	353	315	12	1,044	861	21
Others	301	256	18	1,194	1,039	15
Subtotal	5,846	4,982	17	22,007	15,344	43
Deductions	(2,753)	(1,168)	136	(9,620)	(4,103)	134
Net Revenues	3,093	3,814	(19)	12,387	11,241	10

Operating Expenses	4Q15	4Q14	Change%	2015	2014	Change%
Personnel/Administrators/Councillors	316	252	25	1,000	886	13
Employee Participation	(48)	47	—	95	184	(48)
Forluz – Post-Retirement Employee Benefits	(4)	38	—	121	153	(21)
Materials	13	43	(69)	51	80	(37)
Contracted Services	199	256	(22)	697	737	(5)
Purchased Energy	1,619	1,730	(6)	6,993	5,748	22
Depreciation and Amortization	108	110	(1)	444	428	4
Operating Provisions	31	191	(84)	209	300	(30)
Charges for Use of Basic Transmission Network	183	159	16	813	573	42
Cost from Operation	353	315	12	1,044	861	21
Other Expenses	10	31	(68)	312	299	4

Total	2,781	3,173	(12)	11,779	10,249	15

Statement of Results	4Q15	4Q14	Change%	2015	2014	Change%
Net Revenue	3,093	3,814	(19)	12,387	11,241	10
Operating Expenses	2,781	3,173	(12)	11,779	10,249	15
EBIT	312	641	(51)	608	992	(39)
EBITDA	421	751	(44)	1,051	1,420	(26)
Financial Result	191	(70)	—	18	(393)	—
Provision for Income Taxes, Social Cont & Deferred Income	(199)	(148)	34	(256)	(169)	51

Net Income	305	424	(28)	370	430	(14)

Cemig GT Tables (R$ million)

Operating Revenues	4Q15	4Q14	Change%	2015	2014	Change%
Sales to end consumers	943	634	49	3,716	3,394	9
Supply	426	851	(50)	2,199	2,225	(1)
Transactions in the CCEE	535	61	775	2,356	2,281	3
Revenues from Trans. Network	97	410	(76)	339	629	(46)
Construction revenue	57	32	77	146	80	82
Transmission indemnity revenue	40	357	(89)	101	420	(76)
Others	12	11	8	26	26	(2)
Subtotal	2,111	2,357	(10)	8,883	9,055	(2)
Deductions	(386)	(243)	58	(1,506)	(1,341)	12

Net Revenues	1,725	2,114	(18)	7,377	7,715	(4)

Operating Expenses	4Q15	4Q14	Change%	2015	2014	Change%
Personnel/Administrators/Councillors	97	82	18	335	304	10
Employee Participation	(17)	12	—	35	55	(36)
Forluz – Post-Retirement Employee Benefits	(7)	12	—	31	48	(36)
Materials	3	5	(48)	16	16	(5)
Raw Materials and Supplies Energy Production	2	79	(97)	84	282	(70)
Contracted Services	63	63	1	159	172	(7)
Depreciation and Amortization	51	78	(35)	253	297	(15)
Operating Reserves	50	53	(5)	106	84	26
Charges for Use of Basic Transmission Network	76	73	4	293	273	7
Purchased Energy	621	415	50	2,601	1,692	54
Construction Cost	57	32	77	146	80	82
Other Expenses	19	209	(91)	73	283	(74)

Total	1,015	1,113	(9)	4,134	3,588	15

Statement of Results	4Q15	4Q14	Change%	2015	2014	Change%
Net Revenue	1,725	2,114	(18)	7,377	7,715	(4)
Operating Expenses	(1,015)	(1,113)	(9)	(4,134)	(3,588)	15
EBIT	710	1,001	(29)	3,244	4,127	(21)
Equity equivalence results	26	(61)	143	17	(388)	—
Fair value gain (loss) on stockholding transaction	—	—	—	729	—	—
EBITDA	787	1,018	(23)	4,242	4,035	5
Financial Result	(167)	(224)	(25)	(785)	(534)	47
Provision for Income Taxes, Social Cont & Deferred Income Tax	(104)	(170)	(38)	(888)	(1,115)	(20)

Net Income	465	546	(15)	2,316	2,089	11

Cemig Tables (R$ million)

Energy Sales (Consolidated)(GWh)	4Q15	4Q14	Change%	2015	2014	Change%
Residential	2,517	2,556	(2)	9,830	10,014	(2)
Industrial	5,685	6,701	(15)	22,969	26,026	(12)
Commercial	1,691	1,678	1	6,434	6,395	1
Rural	907	854	6	3,380	3,390	—
Others	879	885	(1)	3,422	3,462	(1)
Subtotal	11,679	12,674	(8)	46,035	49,287	(7)
Own Consumption	10	10	—	38	38	—
Supply	1,880	4,007	(53)	10,831	14,146	(23)

TOTAL	13,568	16,691	(19)	56,904	63,470	(10)

Energy Sales	4Q15	4Q14	Δ%	2015	2014	Δ%
Residential	1,994	1,379	45	7,298	5,183	41
Industrial	1,500	1,027	46	5,781	4,793	21
Commercial	1,085	765	42	3,956	2,786	42
Rural	399	240	66	1,407	908	55
Others	446	298	50	1,621	1,107	46
Electricity sold to final consumers	5,424	3,709	46	20,062	14,778	36
Unbilled Supply, Net	65	103	(37)	106	203	(48)
Supply	439	784	(44)	2,358	2,251	5

TOTAL	5,928	4,596	29	22,526	17,232	31

Operating Revenues	4Q15	4Q14	Δ%	2015	2014	Δ%
Sales to end consumers	5,464	3,723	47	20,319	14,922	36
TUSD	288	225	28	1,465	855	71
Supply	464	872	(47)	2,208	2,310	(4)
Transactions in the CCEE	539	70	665	2,425	2,348	3
CVA and Other financial components in tariff adjustment	397	1,107	(64)	1,704	1,107	54
Revenues from Trans. Network	76	395	(81)	261	557	(53)
Construction revenue	472	348	36	1,252	942	33
Gas supply	401	422	(5)	1,667	422	295
Transmission Indemnity Revenue	40	357	(89)	101	420	(76)
Others	367	325	13	1,441	1,282	12
Subtotal	8,508	7,844	8	32,842	25,165	31
Deductions	(3,242)	(1,513)	114	(11,549)	(5,626)	105

Net Revenues	5,267	6,331	(17)	21,292	19,540	9

Operating Expenses	4Q15	4Q14	Δ%	2015	2014	Δ%
Personnel/Administrators/Councillors	448	354	27	1,435	1,252	15
Employee Participation	(70)	56	—	137	249	(45)
Forluz – Post-Retirement Employee Benefits	(17)	53	—	156	212	(26)
Materials	17	49	(66)	70	99	(30)
Raw materials and inputs for production of electricity	2	79	(97)	84	282	(70)
Contracted Services	282	339	(17)	899	953	(6)
Purchased Energy	2,274	2,146	6	9,542	7,428	28
Depreciation and Amortization	206	213	(3)	835	801	4
Operating Provisions	977	433	126	1,401	581	141
Charges for Use of Basic Transmission Network	231	208	11	999	744	34
Gas bought for resale	261	254	3	1,051	254	313
Cost from Operation	472	348	36	1,252	942	33
Other Expenses	49	269	(82)	457	652	(30)

TOTAL	5,133	4,803	7	18,318	14,451	27

Financial Result Breakdown	4Q15	4Q14	Δ%	2015	2014	Δ%
Financial revenues	629	171	269	1,469	593	148
Revenue from cash investments	91	62	47	251	298	(16)
Arrears penalty payments on electricity bills	72	41	76	230	166	38
Exchange rate	21	1	1,537	76	15	405
Monetary updating	233	36	547	248	53	367
Monetary updating—CVA	(72)	—	—	68	—	—
Taxes applied to Financial Revenue	(66)	(38)	75	(84)	(38)	125
Monetary updating of the Financial Asset of the Concession	323	58	455	606	58	941
Other	28	10	190	75	39	90
Financial expenses	(559)	(700)	(20)	(2,204)	(1,694)	30
Costs of loans and financings	(384)	(300)	28	(1,386)	(931)	49
Exchange rate	(8)	(16)	(48)	(172)	(26)	553
Monetary updating – loans and financings	(108)	(81)	34	(387)	(271)	43
Monetary updating – paid concessions	(2)	(9)	—	(11)	(17)	(35)
Charges and monetary updating on Post-employment obligations	(31)	(24)	31	(129)	(99)	30
Other	(25)	(270)	(91)	(120)	(349)	(66)

Financial revenue (expenses)	71	(529)	(113)	(735)	(1,101)	(33)

Statement of Results	4Q15	4Q14	Δ%	2015	2014	Δ%
Net Revenue	5,267	6,331	(17)	21,292	19,540	9
Operating Expenses	5,133	4,803	7	18,318	14,451	27
EBIT	134	1,528	(91)	2,974	5,089	(42)
Equity gain in subsidiaries	133	177	(25)	393	210	87
Gain on stockholding reorganization	—	—	—	729	—	—
Gain on change of accounting status in subsidiary	—	281	—	—	281	—
Depreciation and Amortization	206	213	(3)	835	801	4
EBITDA	473	2,200	(78)	4,932	6,382	(23)
Financial Result	71	(529)	—	(735)	(1,101)	(33)
Tax	(55)	(340)	(84)	(893)	(1,343)	(34)

Net Income	283	1,117	(75)	2,469	3,137	(21)

Cash Flow Statement	2015	2014	Change%
Cash at beginning of period	887	2,202	(60)
Cash generated by operations	3,007	3,734	(19)
Net profit	2,469	3,137	(21)
Current and deferred income tax and Social Contribution tax	893	1,343	(34)
Depreciation and amortization	835	801	4
Gain on the Aliança stockholding reorganization	(729)	—	—
Passthrough from CDE	(1,704)	(1,107)	54
Equity gain (loss) in subsidiaries	(393)	(210)	87
Provisions (reversals) for operational losses	1,401	581	141
Dividends received from equity holdings	487	683	(29)
Other adjustments	(252)	(1,493)	(83)
Financing activities	247	(750)	(133)
Financings obtained and capital increase	5,739	4,562	26
Interest on Equity, and dividends	(796)	(3,918)	(80)
Payments of loans and financings	(4,696)	(1,394)	237
Investment activity	(3,217)	(4,299)	(25)
Securities—Financial Investment	(1,644)	37	—
Acquisition of ownership interest and future capital commitments	(490)	(3,416)	(86)
Fixed and Intangible assets	(1,083)	(920)	18
Cash at end of period	924	887	4

Total Cash	3,435	1,898

BALANCE SHEETS (CONSOLIDATED) - ASSETS	12/31/2015	12/31/2014
CURRENT	9,377	6,554
Cash and cash equivalents	925	887
Securities	2,427	994
Consumers and traders	3,581	2,142
Concession holders – transport of electricity	184	248
Financial assets of the concession	874	848
Tax offsetable	175	214
Income tax and Social Contribution tax recoverable	306	295
Dividends receivable	62	73
Linked funds	—	1
Inventories	37	40
Passthrought from CDE (Energy Development Account)	72	345
Other credits	735	468
NON-CURRENT	31,480	28,446
Securities	84	17
Consumers and traders	58	203
Receivables Investment Fund	75	6
Tax offsetable	258	387
Income tax and Social Contribution tax recoverable	206	207
Deferred income tax and Social Contribution tax	1,498	1,246
Escrow deposits in legal actions	1,813	1,535
Other credits	868	408
Financial assets of the concession	2,660	7,475
Investments	9,745	8,040
PP&E	3,940	5,544
Intangible assets	10,275	3,379

TOTAL ASSETS	40,857	35,000

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2015	12/31/2014
CURRENT	13,074	10,123
Suppliers	1,901	1,604
Regulatory charges	517	106
Profit shares	114	116
Taxes	740	555
Income tax and Social Contribution tax	11	43
Interest on Equity, and dividends, payable	1,307	1,643
Loans and financings	5,145	4,151
Debentures	1,156	1,140
Payroll and related charges	221	195
Post-retirement liabilities	167	153
Other obligations	551	419
Provisions for losses on investments	1,245	—
NON-CURRENT	14,795	13,592
Regulatory charges	226	252
Loans and financings	1,792	1,832
Debentures	7,074	6,386
Taxes	740	723
Income tax and Social Contribution tax	689	611
Provisions	755	755
Post-retirement liabilities	3,086	2,478
Provisions for losses on investments	148	195
Other obligations	285	359
STOCKHOLDERS’ EQUITY	12,984	11,281
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	4,663	2,594
Adjustments to Stockholders’ equity	102	468
Retained earnings	—	—
NON- CONTROLLING STOCKHOLDER´S EQUITY	4	4

TOTAL LIABILITIES	40,857	35,000

21. EARNINGS RELEASE: 1Q 2016 RESULTS

PUBLICATION OF RESULTS

CEMIG REPORTS

1Q16 EBITDA

OF

R$ 643 MILLION

Main factors in the quarter

◾	Change in profile of allocation of supply in 2016

◾	Spot price significantly lower this year

◾	Significantly lower sales of gas to industry and thermal generation plants

◾	Negative equity contribution from Renova: significant impact

Indicators (GWh)	1Q16	1Q15	Change %
Electricity sold, GWh (excluding CCEE)	13,284	15,782	(15.83)

Indicators – R$ ’000	1Q16	1Q15	Change %
Sales on CCEE	2,630	1,010,932	(99.74)
Net debt	13,249,246	11,731,593	12.94
Gross revenue	7,354,294	7,941,700	(7.40)
Net revenue	4,451,660	5,849,279	(23.89)
Ebitda (IFRS)	643,331	2,578,893	(75.05)
Net profit in the quarter	5,207	1,484,627	(99.65)
Earnings per share	(0.004)	1.18	—
Ebitda margin	14.44	44.09	(29.65 p.p. )

Conference call

Publication of 1Q16 results

Video webcast and conference call

May 17, 2016 (Tuesday) : 11 AM, Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Telephone: (+55-11) 2188-0400 Password: CEMIG Português Available from May 17 to June 1, 2016

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: (+55-31) 3506-5024

Fax: (+55-31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Fabiano Maia Pereira

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

◾	Manager, Investor Market

Robson Laranjo

Cemig stock price performance

Security	Ticker	Currency	Close of March 31, 2016	Close of 2015	Change in the period %
Cemig PN	CMIG4	R$	7.68	5.67	35.49%
Cemig ON	CMIG3	R$	7.42	5.98	24.18%
ADR PN	CIG	US$	2.15	1.38	55.28%
ADR ON	CIG.C	US$	2.15	1.70	26.74%
Ibovespa	Ibovespa	—	50,055	43,349	15.47%
IEEX	IEEX	—	27,859	24,803	12.32%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 2.84 billion in 1Q16, a daily average of R$ 47.40 million. They handle in both its common (ON) and preferred (PN) shares, Cemig was the Brazilian electricity company with the highest trading liquidity, and one of the most traded Brazilian stock market.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1Q16 was US$ 442.3 million: we see this as reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange (Bovespa) index – the Ibovespa – rose 15.47% in the quarter, closing the quarter at 50,055 points. Cemig’s shares outperformed the principal Brazilian stock index and also the electricity sector index: the common (ON) shares rose 24.18% in the quarter, and the preferred (PN) shares rose 35.49%. The strengthening of both the Bovespa index and Cemig’s share prices reflected the change in market expectations.

Cemig’s long-term ratings

This table shows credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	AA–(bra)	Negative	AA–(bra)	Negative	AA–(bra)	Negative
S&P	brA	Negative	brA	Negative	brA	Negative
Moody’s	A2.br	Negative	A2.br	Negative	A2.br	Negative

Global Rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
S&P	BB-	Negative	BB-	Negative	BB-	Negative
Moody’s	Ba3	Negative	Ba3	Negative	Ba3	Negative

Note: Fitch gives only Brazilian – not global – ratings.

On February 25, 2016, Moody’s downgraded its Brazilian ratings for Cemig and its wholly-owned subsidiaries Cemig D and Cemig GT, and their debenture issues, from Aa2.br to A2.br; and their global ratings from Ba1 to Ba3. The outlook was changed to negative.

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	1Q16	1Q15	Change %
REVENUE	4,451,660	5,849,279	(23.89)
OPERATING COSTS
Personnel	(413,407)	(336,438)	22.88
Employees’ and managers’ profit shares	—	(80,973)	—
Post-retirement liabilities	(75,186)	(57,609)	30.51
Materials	(10,980)	(13,882)	(20.90)
Raw materials and inputs for production of electricity	(18)	(77,518)	(99.98)
Outsourced services	(208,004)	(198,829)	4.61
Electricity purchased for resale	(1,931,361)	(2,421,404)	(20.24)
Depreciation and amortization	(199,033)	(247,121)	(19.46)
Operating provisions	(251,770)	(43,164)	483.29
Charges for use of the National Grid	(258,706)	(241,389)	7.17
Gas bought for resale	(237,863)	(262,008)	(9.22)
Infrastructure construction costs	(235,021)	(233,573)	(0.62)
Other operational expenses, net	(128,086)	(128,221)	(0.11)

TOTAL COST	(3,949,435)	(4,342,129)	(9.04)
Equity method gain (loss)	(57,927)	90,092	—
Gain (loss) on reorganization – Aliança	—	734,530	—
Operational profit before Financial income (expenses) and taxes	444,298	2,331,772	(80.95)
Financial revenues	226,580	290,302	(21.95)
Financial expenses	(639,138)	(563,752)	13.37

Profit before income tax and Social Contribution tax	31,740	2,058,322	—
Current and deferred income tax and Social Contribution tax	(26,533)	(573,695)	(95.38)

NET PROFIT FOR THE PERIOD	5,207	1,484,627	(99.65)

Interest of the controlling stockholders	5,119	1,484,482
Interest of non-controlling stockholder	88	145

NET PROFIT FOR THE PERIOD	5,207	1,484,627

Fair value gain (loss) on stockholding transaction	—	(573,182)

ADJUSTED NET PROFIT FOR THE PERIOD	5,207	911,445	(99.43)

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição S.A. (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão S.A. (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Termelétrica Ipatinga (up to January 2015), Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia (up to March 2015).

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group ).

In 1Q16 the Cemig group sold a total volume of 13,284 GWh. This volume was 15.8% less than its total sales volume in 1Q15.

Sales of electricity to final consumers plus Cemig’s own consumption totaled 10,587 GWh, or 9.9% less than in 1Q15.

Overall, electricity consumption has been affected since 1Q15 by adverse Brazilian political and economic circumstances; and, in the captive market, by the successive increases in electricity rates charged to consumers, associated with application of the ‘Tariff Flag’ system, resulting in significant increases in consumers’ electricity bills.

Sales to distributors, traders, other generating companies and independent power producers totaled 2,697 GWh – or 33.2% less than in 1Q16.

In March 2016 the Cemig group invoiced 8,120,322 clients – a growth of 1.9% in the consumer base in the year since March 2015. Of these, 8,120,262 are final consumers, including Cemig’s own consumption; and 60 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the quarter, by consumer category:

Total consumption of electricity (GWh)

Consolidated	MWh		Change, %	Average price 1Q16 R$	Average price 1Q15 R$
	1Q16	1Q15
Residential	2,490,519	2,563,143	(2.83)	812.54	603.46
Industrial	4,837,976	5,816,894	(16.83)	278.43	220.93
Commercial, Services and Others	1,687,814	1,696,604	(0.52)	689.19	499.13
Rural	723,827	794,723	(8.92)	445.62	319.80
Public authorities	215,405	217,588	(1.00)	624.15	486.26
Public lighting	329,062	331,051	(0.60)	418.96	302.52
Public service	292,885	316,384	(7.43)	467.58	343.97

Subtotal	10,577,488	11,736,387	(9.87)	497.82	361.92

Own consumption	9,452	9,819	(3.74)	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	2,696,632	4,035,551	(33.18)	204.61	209.96

Total	13,283,572	15,781,757	(15.83)	445.27	325.63

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks in 1Q16 totaled 10,460 GWh, or 3.3% less than in 1Q16.

There are two components of this reduction: Consumption by the captive market 5.5% lower year-on-year, and use of the network by Free Clients 0.5% lower.

In March 2016 Cemig billed 8,120,073 consumers, or 1.9% more consumers than in March 2015. Of this total, 445 are Free Consumers using the distribution network of Cemig D.

Consolidated	Number of clients		Change, %
	1Q16	1Q15
Residential	6,566,165	6,429,953	2.1
Industrial	74,922	75,736	-1.1
Commercial, Services and Others	713,951	713,759	—
Rural	684,988	671,531	2.0
Public authorities	62,994	62,506	0.8
Public lighting	4,438	3,794	17.0
Public service	11,414	10,459	9.1

Total	8,118,872	7,967,738	1.9

Comments on the various consumer categories:

Residential

Residential consumption was 2,491 GWh of the electricity transacted by Cemig, or 2.83% less than in 1Q15.

The lower level of residential consumption is due to:

◾	Increases in rates, and application of the ‘Tariff Flag’ rates as from January 2015.

◾	Reduction in families’ disposable income over the year 2005 and in the first quarter of 2016.

◾	Deterioration in family confidence.

◾	Fewer calendar days in first quarter 2016 (90.2 days) that in first quarter 2015 (91.8 days).

◾	Lower temperatures in 1Q16 than 1Q15, resulting in less use by consumers of air conditioners and ventilators in their homes.

Average monthly consumption per consumer in 1Q16 was 126.4 KWh/month, or 4.6% lower than the average for 2015 (132.4 KWh/month).

Industrial

Electricity used by captive clients was 7.9% of the volume of electricity distributed by Cemig, totaling 831 GWh in 1Q16, 12.6% less than 1Q15.

This is in line with the continuing retraction of economic activity both in Minas Gerais and in the whole of Brazil, and the performance of the international market:

◾	lower physical production, reflecting undesired inventory levels and less demand, leading to idle manufacturing capacity and lower use of labor;

◾	lack of entrepreneur confidence, and low levels of public and private investment;

◾	uncertainties in the Brazilian political and economic situation; and

◾	high cost of corporate credit due to high interest rates, and banks being more selective in granting loans.

The decline in consumption is seen in most areas of economic activity: food products (-3.9%), nonmetallic minerals (–17.0%), mining (–8.6%), chemicals (–11.6%), metallurgy/pig-iron (–30.1%) and metal products (–13.8%).

The electricity market of Cemig GT

Cemig GT’s sales volume in 1Q16 was affected by termination of concession of plants. As from the termination, Cemig GT received payment for this output was under the Physical Guarantee Quota regime, and via settlement on the spot market.

Cemig GT’s market comprises sales of power as follows:

(I)	in the Free Market (Ambiente de Contratação Livre – ACL) to Free Clients, either located in Minas Gerais or in other States;

(II)	to other agents in the electricity sector – traders, generators and independent power producers (in the Free Market);

(III)	to electricity distributors (in the Regulated Market – ACR); and

(IV)	sales in the CCEE (Wholesale Electricity Trading Chamber).

The total supply billed by Cemig GT in 1Q16 was 6,703 GWh, or 24.6% less than in 1Q15.

The number of clients billed by Cemig GT was 28.6% higher than at the end of March 2015, totaling 684. Of these: 623 were industrial and commercial clients, 47 were distribution companies, and 14 were companies in the category of traders, generators and independent power producers.

Free clients consumed 3,975 GWh in 1Q16, or 59.3% of the total electricity provided by Cemig GT, and 16.9% less than in 1Q15 – on the following main factors:

◾	reduction of consumption by industrial clients due to the continuous retraction in economic activity at state and national level in Brazil, and the performance of the international economy;

◾	lower availability of power for sale due to the conditions for renewal of concessions, as per Law 1303/2050 – this supply was redirected to the Physical Guarantee Quota regime; and

◾	shutdown of a mining operation in Minas Gerais state.

In 1Q16 Cemig GT added 113 new clients in the Commercial category, mainly outside the state of Minas Gerais.

Sales and trading transactions in electricity with other agents of the electricity sector in the Free Market lead to selling opportunities, which lead to short-term sales contracts. In 1Q16 total sales of electricity were 2,049 GWh, or 18.7% less than in 1Q15.

Sales in the Regulated Market, including sales to Cemig D, were 57.3% lower than in 1Q15, for several reasons:

◾	Cessation of contracts entered into as a result of the corporate reorganization of the Cemig group, with the transfer of assets from Cemig GT to Aliança Energia; and

◾	Termination of contracts made at the 18th Adjustment Auction, held in the first half of 2015, and the second ‘Existing Supply’ Auction, held in 2005 at governing the period 2005–2015.

Since September 15, 2015 the São Simão Plant has been serving the Regulated Market under the ‘quota’ regime, in accordance with Ministerial Order 432/2015. The company now recognizes only the revenue from provision of the services of operation and maintenance of the plant.

Physical totals of transport and distribution – MWh

Description	MWh		Change %
	1Q16	1Q15
Total energy carried
Electricity transported for distributors	84,955	87,127	(2.49)
Electricity transported for free clients	4,141,925	3,837,319	7.94
Own load
Consumption by captive market	6,407,724	6,722,478	(4.68)
Losses in distribution network	NA	1,397,458	—

QUALITY INDICATORS – SAIDI AND SAIFI

Cemig is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent regime of preventive inspection and maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – SAIDI (System Average Interruption Duration Index, in hours), and SAIFI (System Average Interruption Frequency Index, in number of outages), since January 2015.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity to final consumers in 1Q16 was R$ 5.915 billion, or 15.10% more than the total revenue of R$ 5.139 billion in 2015.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 1Q16 was R$ 5.307 billion, or 23.65% more than the figure for 1Q16, of R$ 4.292 billion.

The main factors affecting revenue in 1Q16 were:

◾	The Extraordinary Tariff Adjustment (RTE) for Cemig D (Distribution), which resulted in an average impact on consumers’ tariffs of 28.76%, applicable from March 2, 2015.

◾	An annual tariff adjustment, with average effect on consumer tariffs of 7.07%, effective from April 8, 2015.

◾	Volume of electricity sold 15.83% lower.

	R$		Change %	Average price 1Q16 R$	Average price 1Q15 R$	Change %
	1Q16	1Q15
Residential	2,023,634	1,546,762	30.83	812.54	603.46	34.65
Industrial	1,347,060	1,285,151	4.82	278.43	220.93	26.03
Commercial, Services and Others	1,163,232	846,832	37.36	689.19	499.13	38.08
Rural	322,553	254,149	26.91	445.62	319.80	39.35
Public authorities	134,446	105,804	27.07	624.15	486.26	28.36
Public lighting	137,865	100,151	37.66	418.96	302.52	38.49
Public service	136,947	108,826	25.84	467.58	343.97	35.94

Subtotal	5,265,737	4,247,675	23.97	497.82	361.92	37.55
Supply not yet invoiced, net	41,021	44,055	(6.89)	—	—	—
Wholesale supply to other concession holders (*)	551,762	847,299	(34.88)	204.61	209.96	(2,55)
Wholesale supply not yet invoiced, net	56,293	212	26.453.3	—	—	—

Total	5,914,813	5,139,029	15,09	445.27	325.63	36.74

(*) Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

The revenue of Cemig D (Distribution) from the TUSD in 1Q16 was R$ 409 million, or 94.76% higher than in 1Q15 (R$ 210 million). This reflects the impact of the tariff adjustments in 2015 – an increase of 96.21% for Free Consumers. The 2015 increases were mainly due to passing through of the CDE (Energy Development Account) amounts to the tariffs paid by consumers.

Revenue from transactions in the Wholesale Trading Chamber (CCEE)

Revenue from transactions in electricity on the CCEE in 1Q16 was R$ 3 million, compared to R$ 1.01 billion – a reduction of 99.7% year-on-year. This is mainly due to the spot price (Preço de Liquidação de Diferenças, or PLD) being 91.07% lower year-on-year in the wholesale market (at R$ 34.69/MWh in 2016 compared to R$ 388.48/MWh in 2015); and the lower quantity of electricity available for settlement in the wholesale market in 2016.

CVA and Other financial components in tariff adjustment

Due to the alteration in the concession contracts of the distributors, Cemig started to recognize balances of non-controllable costs to be passed through to Cemig D’s next tariff adjustment. These comprised a reversal of R$ 132 million in operational revenue in 1Q16. This compares with operational revenue of R$ 550 million in 2015. This variation is principally due to the reduction of the costs of electricity acquired in auctions.

Sector / Regulatory charges – deductions from revenue

The sector charges that are effectively deductions from reported revenue totaled R$ 2.903 billion in 1Q16, compared to R$ 2.092 billion in 2015 – an increase of 38.77%. This principally results from the increase in the charges under the Energy Development Account (CDE), and the Tariff Flag charges.

The Energy Development Account – CDE

Payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The expenses included in the CDE are: concession indemnities, tariff subsidies, subsidy for balanced tariff reduction, low-income consumer subsidy, coal consumption subsidy, and the Fuels Consumption Account (CCC).

Charges for the CDE in 1Q16 were R$ 600 million, compared to R$ 298 million in 1Q15. This is the result of the new budget for the CDE since March 2015, in which Aneel increased the annual amount to be paid by Cemig D (which is passed through to the consumer in the Sector Charges component of tariffs).

Consumer charges – the ‘Tariff Flag’ system

With the creation of the Tariff Flag mechanism, Cemig had an account under Consumer Charges related to the Tariff Flag payments, totaling R$ 273 million in 1Q16, compared to R$ 87 million in 1Q15.

The ‘Flag Account’ (‘Conta Bandeira’) was created on February 5, 2015, to manage the funds collected from captive customers of utilities of the national grid holding electricity distribution concessions and permissions – these were paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the differences between:

(i)	realized costs of thermal generation and exposure to short term market prices, and

(ii)	the amounts covered by the tariff.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Thus their variations are, substantially, proportional to the changes in revenue.

Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 3.949 billion in 1Q16, or 9.05% more than in 1Q15 (R$ 4.342 billion).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 1Q16 was R$ 1.931 billion, or 20.24% more than in 1Q15 (R$ 2.421 billion). The main factors in the higher figure are:

Cemig D:

◾	Expense on electricity acquired in auctions 42.57% lower, at R$ 665 million in 1Q16, compared to R$ 1.159 billion in 1H15, mainly on on lower expenditure on fuel for generation by the thermal plants.

◾	Expense on electricity from Itaipu Binacional 14.36% lower, at R$ 316mn in 1Q16, compared to R$ 370mn in 1Q15. This is mainly due to (i) the lower tariff, which was US$38.07/kw/month in 1Q15, but US$25.78/kw/month as from January 2016; and (ii) the volume of electricity bought being 5.25% lower.

◾	The cost of purchases of supply in the short-term market was lower by 64.74% – at R$ 86 million in 1Q16, vs. R$ 245 million in 1Q15) – reflecting the lower cost of electricity in the wholesale market in 2015.

Cemig GT:

The expense on electricity bought for resale in 1Q16 was R$ 660 million, or 8.55% more than in 1Q15 (R$ 608 million). This reflects a higher average price per MWh (R$ 134.74 in 2016, vs. R$ 179.94 in 2015), with an offsetting effect from volume of electricity purchased in 1Q16 25.12% lower (4,510,660 MWh), compared to 1Q15 (3,669,685 MWh).

Operating provisions

Operational Provisions 486.05% higher year-on-year in the quarter – an expense of R$ 252mn in 1Q16, compared to R$ 43mn in 1Q15. The main factors in this result are:

◾	Higher provisions for doubtful receivables: R$ 76 million in 1Q16, compared to R$ 27 million in 1Q15 – mainly reflecting a higher level of default, influenced by the significant increase in consumer electricity rates put in place in 2015, and also the Brazilian macroeconomic context.

◾	Higher provisions for contingencies: in particular for employment-law litigation – totaling R$ 50 million in 1Q16, compared to R$ 16 million in 1Q15. There was also an increase in regulatory provisions – at R$ 21 million in 1Q16, compared to R$ 3 million in 2015, reflecting an infringement claim issued by Aneel, in the administrative sphere, related to assessment of electricity distribution services.

◾	This change mainly reflected provisions for the put options on equity interests in Parati (R$ 79 million), and SAAG R$ 9 million), respectively.

a)	Put options for Units in FIP Melbourne

Option Contracts for sale of Units (‘the Put Options’) were signed between Cemig GT and the pension plan entities that participate in the investment structure of SAAG, which those entities may exercise in the 84th month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each pension plan company in the Investment Structure, updated pro rata temporis by the IPCA inflation index (Índice National de Preços ao Consumidor Amplo, published by the Brazilian Geography and Statistics Institute – IBGE), plus 7% per year, less such dividends and Interest on Equity as have been paid by SAAG to the pension plan entities.

To decide the method to be used for measuring the fair value of that option, since Madeira Energia is an unlisted company, the Company adopted the discounted cash flow method to measure the fair value of the options. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the interim reporting date, at the effective rate of 8% p.a. (discounting inflation effects). Based on the studies made, a liability of R$ 157 million is recorded in Cemig GT, for the difference between the the exercise price and the estimated fair value of the assets.

b)	FIP Redentor

Cemig granted to Fundo de Participações Redentor, which is a stockholder of Parati, an option to sell the totality of the shares which that fund holds in Parati, exercisable in May 2016. The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by Parati. The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

To decide the method to be used in measuring the fair value of this option, the Company observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company has adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of that option was calculated as the amount of the exercise price estimated on the date of exercise, less the fair value of the shares subject of the put option, also estimated on the date of the exercise of the option, brought to present value on the reporting date, at an effective rate of 7.5% p.a. (discounting inflation effects).

Based on the studies made, a liability of R$ 1.324 billion is recorded in Cemig itself (the holding company), for the difference between the the exercise price and the estimated fair value of the assets.

On May 27, 2016, there will be an Extraordinary General Meeting of Stockholders to decide on changes in the agreement with FIP Redentor, including postponement of the date of exercise of the put option. For more details see the Convocation Notice:

http://cemig.infoinvest.com.br/enu/13511/conv_proposta_AGE27-05-16_ing.pdf

Personnel

Personnel expenses were R$ 413 million in 1Q16, compared to R$ 336 million in 1Q15, an increase of 22.92%. This arises mainly from the following items:

◾	Salary increases of 3% from March 2015, as a result of the collective negotiation decided by the courts on application from organizations representing the employees;

◾	Salary increases, under the Collective Agreement, of 10.33%, as from November 2015.

Number of employees

Gas bought for resale

The expense Cemig reports for Gas bought for resale was R$ 238 million in 1Q16, vs. R$ 262 million in 1Q15. This is basically due to a lower quantity of gas purchased (287,594m³ in 1Q16, compared to 380,666m³ in 1Q15) reflecting Brazil’s economic downturn, which affected the industrial market, and also led to gas-fired thermoelectric generation plants being de-activated.

Market (’000 m3/day)	2012	2013	2014	2015	1Q16
Residential	—	0.17	0.72	1.04	1.57
Commercial	24.73	20.38	23.15	22.42	20.63
Industrial	2,740.00	2,734.95	2,849.24	2,422.78	2,116.84
Other	114.09	106.33	99.64	119.87	118.13

Total market excluding thermal plants	2,878.82	2,861.83	2,972.75	2,566.11	2,257.17
Thermal plants	746.09	1.214.50	1.223.99	1.309.13	918.21

Total	3,624.91	4,076.33	4,196.74	3,875.24	3,175.38

In the industrial market, the lower daily average of sales reflects reductions in economic activity in many of the industries served by Gasmig. Examples are:

◾	Metallurgy (–32%);

◾	Manufacture of machines and equipment (–26%); and

◾	Textiles and textile products (–16%).

The thermoelectric generation plants, which had been operating uninterruptedly since 2012, and now less in demand due to the lower demand for electricity, and also the higher levels of rainfall in the current rainy period.

Supply of gas for the residential market, which began in 2013, was connected to 4,645 homes in March 2016 (3,820 homes at December 31, 2015).

Fair value gain (loss) on stockholding transaction

In 2015 the Company posted a gain of R$ 735 million arising from the constitution of Aliança Geração de Energia. On February 27, 2015, the transaction of association between Vale S.A. and Cemig GT by subscription of shares in Aliança Geração de Energia S.A. was completed. The two companies subscribed their shares in Aliança by transfer to it of their interests in the following generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga. Aliança has installed hydroelectric generation capacity of 1,158 MW in operation (assured offtake level 652 MW), as well as other generation projects.

Since its creation, Aliança Geração de Energia has made a positive contribution to Cemig GT. In 1Q16 this interest provided Cemig GT with a gain of R$ 24 million.

Equity gain (loss) in subsidiaries

In 1Q16 Cemig posted a net equity method gain of R$ 58 million, which compares with a net gain of R$ 90 million in 1Q15. This is mainly due to a loss of R$ 152 million in 1Q16 in the jointly-controlled entity Renova Energia.

Investment in Renova – Loss due to impairment of assets available for sale

Option contract

A contract was signed on September 18, 2015 giving Renova the option to sell to SunEdison up to 7,000,000 shares in TerraForm Global, which Renova had received under the agreement in the first phase of the related asset exchange transaction.

The exercise price of this option was set at R$ 50.48 or US$15.00, at the exchange rate of the day, at SunEdison’s choice. The contract also gave SunEdison an option to buy the same 7 million shares on the same terms.

Renova priced the option using the Black-Scholes mathematical model, the future expectation for the exchange rate, and the credit risk. Based on this valuation, a loss of R$ 217 million has been recognized in 1Q16. Cemig´s impact is R$ 59 million, according to its 27.35% interest in Renova’s stake.

Investment in TerraForm – pricing of the shares

The company also posted a loss in 1Q16, of R$ 272 million, resulting from the fall in the stock price of TerraForm, in which Renova holds an equity interest of 11.42%, valued on the basis of the market price of the shares.

The figures above refer to the full impact on the financial statements of Renova. The effect for Cemig was proportional to its interest in the investee, valued by the equity method.

Financial revenue (expenses)

Cemig reports net financial expenses of R$ 413 mn in 1Q16, compared to net financial expenses of R$ 273mn in 1Q15. The main factors are:

◾	Lower gain on updating of financial assets reported for the Remuneration Assets Base (BRR): R$ 2mn in 1Q16, vs. R$ 92mn in 1Q15. This is due to the BRR being lower, following the renewal of the concession contract in December 2015: on March 31, 2016 the amount of R$ 164 million was classified in Financial assets (compared to R$ 6.21 billion on March 31, 2015).

◾	Recognition of monetary updating on deposits linked to legal actions, representing a gain in Financial revenue of R$ 31mn in 1Q16.

◾	Charges for loans and financings 46.08% higher, at R$ 428 million in 1Q16, compared to R$ 293mn in 1Q15. This mainly reflects higher debt indexed to the

CDI Rate; and also the higher variation provided by the CDI rate, itself, at 3,25% in 1Q16 compared to 2.81% in 1Q15.

EBITDA

Cemig’s consolidated Ebitda in 1Q16 was 24.95% of its value in 1Q15 – a reduction of 75.05%. This mainly reflects: (i) recognition in 1Q15 of a gain of R$ 735 million from calculation of fair value in a stockholding transaction; and (ii) much lower revenue from wholesale transactions on the CCEE – at R$ 3 million in 1Q16, compared to R$ 1.01 billion in 1Q15, due to the lower volume of supply de-contracted.

Ebitda – R$ ’000	1Q16	1Q15	Change, %
Profit (loss) for the quarter	5,207	1,484,627	(99.65)
+ Income tax and Social Contribution tax	26,533	573,695	(95.38)
+ Net financial revenue (expenses)	412,558	273,450	50.87
+ Depreciation and amortization	199,033	247,121	(19.46)

= EBITDA	643,331	2,578,893	(75.05)

Cemig Consolidated
3,000
2,500
2,000
1,500
1,000
500
-
60%
50%
40%
30%
20%
10%
0%
2,579
643
1Q15
1Q16
Ebitda – R$ million
Ebitda margin – %

Cemig GT
2,500
2,000
1,500
1,000
500
0
120%
100%
80%
60%
40%
20%
0%
2,161
315
1Q15
1Q16

Cemig D
300
250
200
150
100
50
0
15%
10%
5%
0%
193
236
1Q15
1Q16

DEBT

The Company’s consolidated total debt on March 31, 2016 was R$ 15.300 billion, 0.88% less than at December 31, 2015.

Cemig D has rolled over the greater part of its short-term debt: the balance payable in 2016 is R$ 918 million. On March 22, 2016, Cemig D contracted with Caixa Econômica Federal a debt of R$ 750 million at 132.14% of the CDI rate for a total of 48 months, with grace period of 18 months. On March 28, 2016, Cemig D concluded its fourth issue of non-convertible debentures, for a total of R$ 1.615 billion, with maturity at three years. These funds were used to settle its eighth issue of Notes. Both these contracts allow for early payment without penalty.

On April 22, 2016 Cemig D rolled over debt of R$ 600 million with Banco do Brasil, for interest of 128.00% of the CPI rate, and final maturity in April 2018.

Cemig GT has loans of R$ 2.919 billion maturing in 2016, most of it in December.

Cemig GT	Maturity	Annual financial cost %	Total R$ mn
Promissory Notes – 6th Issue	12/2016	120% of the CDI Rate	1,472
Debentures – 4th Issue, 1st Series	12/2016	CDI + 0.85%	519

FINANCIAL STATEMENTS SEPARATED BY COMPANY AND BY OPERATIONAL SEGMENT

FINANCIAL STATEMENTS SEPARATED BY COMPANY AT MARCH 31, 2016
Item	Holding company	Cemig GT	Cemig D	Gasmig	Cemig Telecom	Sá Carvalho	Rosal	Other subsidiaries	Eliminations / transfers	Total, subsidiaries	Taesa	Light	Madeira	Aliança Generation	Other jointly- controlled entities	Eliminations / transfers	Subsidiaries and jointly- controlled entities
ASSETS	16,358,669	15,991,748	16,272,718	2,045,269	314,112	158,008	136,541	291,495	(10,146,584)	41,421,976	4,742,200	4,955,128	2,506,664	1,191,731	4,866,417	(8,020,814)	51,663,302

Cash and cash equivalents	43,333	441,232	595,146	57,610	1,712	5,596	4,413	43,934	—	1,192,976	262,513	243,930	14,250	187,050	180,065	—	2,080,784
Accounts receivable	—	630,663	2,815,168	83,935	16,528	6,384	5,656	3,636	(17,116)	3,544,854	101,294	853,458	32,327	39,868	66,170	(15,399)	4,622,572
Securities – cash investments	87,852	247,924	344,435	52,657	17,655	13,039	10,237	83,536	—	857,335	2,213	—	—	—	58,212	—	917,760
Taxes	997,888	185,453	1,223,301	56,910	16,855	136	459	1,181	—	2,482,183	289,362	389,849	68,339	3,438	16,524	—	3,249,695
Other assets	1,376,835	780,902	1,690,813	470,918	5,619	4,956	1,642	33,318	(833,004)	3,531,999	42,993	639,513	160,843	63,453	509,483	42,341	4,990,625
Investments, PP&E, Intangible, and Financial assets of concession	13,852,761	13,705,574	9,603,855	1,323,239	255,743	127,897	114,134	125,890	(9,296,464)	29,812,629	4,043,825	2,828,378	2,230,905	897,922	4,035,963	(8,047,756)	35,801,866
LIABILITIES AND STOCKHOLDERS’ EQUITY	16,358,669	15,991,748	16,272,718	2,045,269	314,112	158,008	136,541	291,495	(10,146,584)	41,421,976	4,742,200	4,955,128	2,506,664	1,191,731	4,866,417	(8,020,814)	51,663,302

Suppliers and supplies	5,465	319,312	994,149	237,137	8,729	8,920	3,884	3,507	(21,690)	1,559,413	15,507	453,517	137,214	18,097	174,049	(44,938)	2,312,859
Loans, financings and debentures	—	7,864,924	7,046,209	350,376	38,048	—	—	—	—	15,299,557	1,777,201	2,366,183	1,473,947	114,824	1,398,614	—	22,430,326
Interest on Equity, and dividends	1,295,775	562,736	185,105	45,667	—	2,464	—	25,466	(821,207)	1,296,006	1	14,287	—	—	22,793	(37,081)	1,296,006
Post-retirement liabilities	310,474	732,975	2,262,831	—	—	—	—	1	—	3,306,281	—	14,491	—	—	—	—	3,320,772
Taxes	20,918	710,994	1,696,343	301,325	10,175	38,087	2,654	10,457	—	2,790,953	833,985	393,608	41,725	18,887	94,674	—	4,173,832
Other liabilities	1,752,327	1,182,120	1,009,374	167,682	76,776	722	681	9,548	(7,240)	4,191,990	107,619	521,502	104,153	139,413	57,787	29,267	5,151,731
TOTAL EQUITY	12,973,710	4,618,687	3,078,707	943,082	180,384	107,815	129,322	242,516	(9,296,447)	12,977,776	2,007,887	1,191,540	749,625	900,510	3,118,500	(7,968,062)	12,977,776

Attributed to controlling stockholders	12,973,710	4,618,687	3,078,707	939,016	180,384	107,815	129,322	242,515	(9,265,402)	12,973,710	2,007,887	1,191,540	749,625	900,510	3,118,500	(7,968,062)	12,973,710
Interest of non-controlling stockholder	—	—	—	4,066	—	—	—	—	—	4,066	—	—	—	—	—	—	4,066
NET PROFIT (LOSS)
Net operational revenue	365	1,401,062	2,689,600	312,235	24,124	16,458	14,763	38,853	(45,800)	4,451,660	231,420	828,034	64,162	89,894	97,548	(70,326)	5,692,392
Operational costs and expenses	(110,785)	(983,292)	(2,575,718)	(275,477)	(22,006)	(9,457)	(6,866)	(7,192)	41,358	(3,949,435)	(22,827)	(753,981)	(44,528)	(41,755)	(90,038)	(86,506)	(4,989,070)

Electricity purchased for resale	—	(660,318)	(1,276,015)	—	—	(1,296)	(260)	122	6,406	(1,931,361)	—	(510,714)	(3,973)	(9,685)	(27,450)	47,152	(2,436,031)
Charges for use of the National Grid	—	(73,976)	(213,345)	—	—	—	(829)	(84)	29,528	(258,706)	—	—	(13,015)	(4,231)	(3,265)	16,164	(263,053)
Gas bought for resale	—	—	—	(237,863)	—	—	—	—	—	(237,863)	—	—	—	—	—	—	(237,863)
Construction cost	—	(6,688)	(218,594)	(9,739)	—	—	—	—	—	(235,021)	(352)	(104,405)	—	—	(267)	—	(340,045)
Personnel	(10,082)	(97,462)	(288,395)	(9,737)	(4,728)	(270)	(374)	(2,359)	—	(413,407)	(12,645)	(28,578)	(1,813)	(3,418)	(16,396)	—	(476,257)
Post-retirement liabilities	(8,642)	(16,581)	(49,963)	—	—	—	—	—	—	(75,186)	—	—	—	—	—	—	(75,186)
Materials	(20)	(2,228)	(8,215)	(297)	(19)	(72)	(72)	(75)	—	(10,998)	(1,360)	(4,900)	(379)	(112)	(964)	—	(18,713)
Outsourced services	(1,820)	(35,505)	(166,977)	(2,719)	(5,446)	(942)	(1,169)	(2,082)	8,656	(208,004)	(4,487)	(42,348)	(2,466)	(6,860)	(10,037)	2,350	(271,852)
Depreciation and amortization	(130)	(46,959)	(121,845)	(13,124)	(8,123)	(1,404)	(1,093)	(2,541)	(3,814)	(199,033)	(535)	(39,723)	(15,688)	(15,443)	(17,477)	(160,795)	(448,694)
Operating provisions	(85,534)	(21,839)	(144,560)	—	163	—	—	—	—	(251,770)	64	(25,801)	(6,173)	—	623	—	(283,057)
Other expenses, net	(4,557)	(21,736)	(87,809)	(1,998)	(3,853)	(5,473)	(3,069)	(173)	582	(128,086)	(3,512)	2,488	(1,021)	(2,006)	(14,805)	8,623	(138,319)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	(110,420)	417,770	113,882	36,758	2,118	7,001	7,897	31,661	(4,442)	502,225	208,593	74,053	19,634	48,139	7,510	(156,832)	703,322
Equity method gain (loss)	63,434	(150,174)	—	—	(7,398)	—	—	—	36,211	(57,927)	258	(27,811)	—	(904)	(127,400)	169,495	(44,289)
Gain on the stockholding reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	28,868	—	28,868
Financial revenue	30,249	42,637	143,918	4,249	1,042	455	306	3,724	—	226,580	68,471	(1,599)	4,938	3,582	12,669	—	314,641
Financial expenses	(9,577)	(332,506)	(283,675)	(11,738)	(1,522)	(62)	(9)	(49)	—	(639,138)	(134,363)	(30,612)	(42,173)	(8,200)	(46,270)	—	(900,756)

Profit before income tax and Social Contribution tax	(26,314)	(22,273)	(25,875)	29,269	(5,760)	7,394	8,194	35,336	31,769	31,740	142,959	14,031	(17,601)	42,617	(124,623)	12,663	101,786
Income tax and Social Contribution tax	31,433	(39,024)	(1,266)	(8,738)	(539)	(2,505)	(693)	(5,201)	—	(26,533)	(32,962)	(13,568)	3,116	(12,622)	(14,010)	—	(96,579)

Profit (loss) for the period	5,119	(61,297)	(27,141)	20,531	(6,299)	4,889	7,501	30,135	31,769	5,207	109,997	463	(14,485)	29,995	(138,633)	12,663	5,207

Interest of the controlling stockholders	5,119	(61,297)	(27,141)	20,443	(6,299)	4,889	7,501	30,135	31,769	5,119	109,997	463	(14,485)	29,995	(138,633)	12,663	5,119
Interest of non-controlling stockholder	—	—	—	88	—	—	—	—	—	88	—	—	—	—	—	—	88

	5,119	(61,297)	(27,141)	20,531	(6,299)	4,889	7,501	30,135	31,769	5,207	109,997	463	(14,485)	29,995	(138,633)	12,663	5,207

INFORMATION BY MARKET SEGMENT ON MARCH 31, 2016
Item	Electricity			Telecoms	Gas	Others	Eliminations	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	14,563,360	4,449,991	17,800,671	314,112	2,520,566	2,614,718	(841,442)	41,421,976
ADDITIONS TO THE SEGMENT	2,696,071	6,688	218,594	7,574	9,739	—	—	2,938,666
Investments in subsidiaries and jointly-controlled entities	6,084,311	2,516,500	1,527,953	—	—	23,483	—	10,152,247
NET REVENUE	1,333,349	106,559	2,689,600	24,124	312,235	31,599	(45,806)	4,451,660
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(661,751)	—	(1,276,015)	—	—	—	6,405	(1,931,361)
Charges for use of the National Grid	(74,801)	(88)	(213,345)	—	—	—	29,528	(258,706)
Gas bought for resale	—	—	—	—	(237,863)	—	—	(237,863)

Operational costs, total	(736,552)	(88)	(1,489,360)	—	(237,863)	—	35,933	(2,427,930)
OPERATIONAL COSTS AND EXPENSES
Personnel	(68,237)	(29,869)	(288,395)	(4,728)	(9,737)	(12,441)	—	(413,407)
Post-retirement liabilities	(11,712)	(4,869)	(49,963)	—	—	(8,642)	—	(75,186)
Materials	(1,990)	(446)	(8,215)	(19)	(297)	(31)	—	(10,998)
Outsourced services	(32,902)	(6,635)	(166,977)	(5,446)	(2,719)	(1,981)	8,656	(208,004)
Depreciation and amortization	(51,995)	—	(121,845)	(8,123)	(13,124)	(3,946)	—	(199,033)
Operational provisions (reversals)	(19,349)	(2,490)	(144,560)	163	—	(85,534)	—	(251,770)
Construction costs	—	(6,688)	(218,594)	—	(9,739)	—	—	(235,021)
Other operational expenses, net	(29,141)	(1,252)	(87,809)	(3,853)	(1,998)	(5,250)	1,217	(128,086)

Total cost of operation	(215,326)	(52,249)	(1,086,358)	(22,006)	(37,614)	(117,825)	9,873	(1,521,505)
OPERATIONAL COSTS AND EXPENSES	(951,878)	(52,337)	(2,575,718)	(22,006)	(275,477)	(117,825)	45,806	(3,949,435)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	381,471	54,222	113,882	2,118	36,758	(86,226)	—	502,225
Equity method gain (loss)	(150,175)	113,116	(13,163)	(7,398)	—	(307)	—	(57,927)
Financial revenues	44,636	603	143,918	1,042	4,249	32,132	—	226,580
Financial expenses	(330,941)	(1,662)	(283,675)	(1,522)	(11,738)	(9,600)	—	(639,138)

PRE-TAX PROFIT	(55,009)	166,279	(39,038)	(5,760)	29,269	(64,001)	—	31,740
Income tax and Social Contribution tax	(27,028)	(16,221)	(1,266)	(539)	(8,738)	27,259	—	(26,533)

Net profit	(82,037)	150,058	(40,304)	(6,299)	20,531	(36,742)	—	5,207

Interest of the controlling stockholders	(82,037)	150,058	(40,304)	(6,299)	20,443	(36,742)	—	5,119
Interest of non-controlling stockholder	—	—	—	—	88	—	—	88

	(82,037)	150,058	(40,304)	(6,299)	20,531	(36,742)	—	5,207

Mining and Energy Ministry Ministerial Order 120

The Mining and Energy Ministry, through its Ministerial Order 120, of April 20, 2016, has set the criteria for indemnity of transmission assets. It states that the amounts that are approved shall be received in a period of eight years as from the 2017 tariff adjustment, and will be updated by the variation in the IPCA inflation index, and remunerated on the basis of the specific cost of capital of the transmission segment as defined by Aneel in the processes of periodic Tariff Review, estimated at 10.44% p.a. The Companies in the sector are in the process of obtaining more detailed explanations from the regulator on the criteria related to monetary updating and receipt of the indemnity.

The Valuation Opinion delivered to Aneel on July 31, 2014 represented an indemnity to the Company of R$ 1.169 billion, at the base date of December 31, 2012.

On February 23, 2015, Aneel sent the Company the Report of Inspection with the preliminary review of the Opinion sent by the Company, corresponding to a price of R$ 1.157 billion, of which R$ 285 million was received in the first quarter of 2013 – the remaining balance being R$ 872 million. Updating of this amount by the IGP–M inflation index to March 31, 2016 results in the amount of R$ 1.085 billion (R$ 1.054 billion at December 31, 2015).

Cemig GT is still in process of assessing the effects of the Ministerial Order, and has an estimate of an impact of approximately R$ 500 million in financial revenue – which will be posted in the second quarter of 2016.

Generating plants

Plant	Type	Company	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit (MW)*	Assured Energy (average MW)*	Year Concession or Authorization Expires
São Simão	Hydroelectric	CEMIG GT	100.0%	1,710.00	1,281.00	1,710.00	1,281.00	1/11/2015
Emborcação	Hydroelectric	CEMIG GT	100.0%	1,192.00	497.00	1,192.00	497.00	7/23/2025
Nova Ponte	Hydroelectric	CEMIG GT	100.0%	510.00	276.00	510.00	276.00	7/23/2025
Jaguara	Hydroelectric	CEMIG GT	100.0%	424.00	336.00	424.00	336.00	8/28/2013
Miranda	Hydroelectric	CEMIG GT	100.0%	408.00	202.00	408.00	202.00	12/23/2016
Irapé	Hydroelectric	CEMIG GT	100.0%	399.00	210.70	399.00	210.70	2/28/2035
Três Marias	Hydroelectric	CEMIG GT	100.0%	396.00	239.00	396.00	239.00	1/4/2046
Volta Grande	Hydroelectric	CEMIG GT	100.0%	380.00	229.00	380.00	229.00	2/23/2017
Igarapé	Thermal	CEMIG GT	100.0%	131.00	71.30	131.00	71.30	8/13/2024
Salto Grande	Hydroelectric	CEMIG GT	100.0%	102.00	75.00	102.00	75.00	1/4/2046
Itutinga	Hydroelectric	CEMI G GT	100.0%	52.00	28.00	52.00	28.00	1/4/2046
Camargos	Hydroelectric	CEMIG GT	100.0%	46.00	21.00	46.00	21.00	1/4/2046
Piau	SHP	CEMI G GT	100.0%	18.01	13.53	18.01	13.53	1/4/2046
Gafanhoto	SHP	CEMIG GT	100.0%	14.00	6.68	14.00	6.68	1/4/2046
Peti	SHP	CEMIG GT	100.0%	9.40	6.18	9.40	6.18	1/4/2046
Rio de Pedras	SHP	CEMIG GT	100.0%	9.28	2.15	9.28	2 15	9/19/2024
Poço Fundo	SHP	CEMIG GT	100.0%	9.16	5.79	9.16	5.79	8/19/2025
Tronqueiras	SHP	CEMIG GT	100.0%	8.50	3.39	8.50	3.39	1/4/2046
Joasal	SHP	CEMIG GT	100.0%	8.40	5.20	8.40	8.40	1/4/2046
Martins	SHP	CEMIG GT	100.0%	7.70	1.84	7.70	1.84	1/4/2046
Cajuru	SHP	CEMIG GT	100.0%	7.20	2.69	7.20	2.69	1/4/2046
Ervalia	SHP	CEMIG GT	100.0%	6.97	3.03	6.97	3.03	1/4/2046
São Bernardo	SHP	CEMIG GT	100.0%	6.82	3.42	6.82	3.42	8/19/2025
Neblina	SHP	CEMIG GT	100.0%	6.47	4.66	6.47	4.66	1/4/2046
Cel. Domiciano	SHP	CEMIG GT	100.0%	5.04	3.59	5.04	3.59	1/4/2046
Paraúna	SHP	CEMIG GT	100.0%	4.28	1.90	4.28	1.90	–
Pandeiros	SHP	CEMIG GT	100.0%	4.20	0.47	4.20	0.47	9/22/2021
Paciência	SHP	CEMIG GT	100.0%	4.08	2.36	4.08	2.36	1/4/2046
Marmelos	SHP	CEMIG GT	100.0%	4.00	2.74	4.00	2.74	1/4/2046
Dona Rita	SHP	CEMIG GT	100.0%	2.40	1.03	2.40	1.03	1/4/2046
Salto de Moraes	SHP	CEMIG GT	100.0%	2.39	0.60	2.39	0.60	7/1/2020
Sumidouro	SHP	CEMIG GT	100.0%	2.12	0.53	2.12	0.53	–
Anil	SHP	CEMIG GT	100.0%	2.08	1.10	2.08	1.10	–
Xicão	SHP	CEMIG GT	100.0%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	SHP	CEMIG GT	100.0%	1.62	0.61	1.62	0.61	8/19/2025
Sinceridade	SHP	CEMIG GT	100.0%	1.42	0.35	1.42	0.35	1/4/2046
Central Mineirão	Solar	CEMIG GT	100.0%	1.42	–	1.42	–	–
Poquim	SHP	CEMIG GT	100.0%	1.41	0.39	1.41	0.39	7/8/2015
Santa Marta	SHP	CEMIG GT	100.0%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrão	SHP	CEMIG GT	100.0%	0.80	0.55	0.80	0.55	–
Jacutinga	SHP	CEMIG GT	100.0%	0.72	0.57	0.72	0.57	–
Santa Luzia	SHP	CEMIG GT	100.0%	0.70	0.23	0.70	0.23	2/25/2026
Lages*	SHP	CEMIG GT	100.0%	0.68	–	0.68	–	–
Bom Jesus do Galho	SHP	CEMIG GT	100.0%	0.36	0.13	0.36	0.13	–
Pai Joaquim	SHP	CEMIG PCH	100.0%	23.00	4.26	23.00	4.26	4/1/2032
Salto Voltão	SHP	Horizontes Energia	100.0%	8.20	6.63	8.20	6.63	10/4/2030
Salto do Paraopeba	SHP	Horizontes Energia	100.0%	2.46	–	2.46	–	10/4/2030
Salto do Passo Velho	SHP	Horizontes Energia	100.0%	1.80	1.06	1.80	1.06	10/4/2030
Machado Mineiro	SHP	Horizontes Energia	100.0%	1.72	1.03	1.72	1.03	7/8/2025
Rosal	Hydroelectric	Rosal Energia	100.0%	55.00	30.00	55.00	30.00	5/8/2032
Sá Carvalho	Hydroelectric	Sá Carvalho	100.0%	78.00	58.00	78.00	58.00	12/1/2024
Barreiro	Thermal	Usina Termelétrica Barrei	100.0%	12.90	11.37	12.90	11.37	4/30/2023
Queimado	Hydroelectric	CEMIG GT	82.5%	105.00	58.00	86.63	47.85	1/2/2033
Praias de Parajuru	Wind Farm	CEMIG GT	49.0%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	Wind Farm	CEMIG GT	49.0%	28.80	13.20	14.11	6.47	12/26/2031
Paracambi	SHP	CEMIG GT	49.0%	25.00	19.53	12.25	9.57	2/16/2031
Volta do Rio	Wind Farm	CEMIG GT	49.0%	42.00	18.41	20.58	9.02	12/26/2031
Santo Antônio	Hydroelectric	Santo Antônio Energia	17.7%	2,714.72	2,218.00	480.06	392.22	6/12/2046
Aimorés	Hydroelectric	ALIANÇA	45.0%	330.00	172.00	148.50	77.40	12/20/2035
Amador Aguiar I (Capim Bra	Hydroelectric	ALIANÇA	39.3%	240.00	155.00	94.36	60.94	8/29/2036
Amador Aguiar II (Capim Br	Hydroelectric	ALIANÇA	39.3%	210.00	131.00	82.56	51.50	8/29/2036
Igarapava	Hydroelectric	ALIANÇA	23.7%	210.00	136.00	49.75	32.22	12/30/2028
Funil	Hydroelectric	ALIANÇA	45.0%	180.00	89.00	81.00	40.05	12/20/2035
Candonga	Hydroelectric	ALIANÇA	22.5%	140.00	64.50	31.50	14.51	5/25/2035
Porto Estrela	Hydroelectric	ALIANÇA	30.0%	112.00	55.80	33.60	16.74	7/10/2032
Baguari	Hydroelectric	BAGUARI ENERGIA	34.0%	140.00	80.20	47.60	27.27	8/15/2041
Cachoeirão	SHP	Hidrelétrica Cachoeirão	49.0%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	SHP	Hidrelétrica Pipoca	49.0%	20.00	11.90	9.80	5.83	9/10/2031
Retiro Baixo	Hydroelectric	Retiro Baixo Energética	25.0%	82.00	38.50	20.46	9.61	8/25/2041
	Hydroelectric	Lightger	49.0%	855.14	637.00	419.02	312.13
	SHP	Lightger	25.0%	25.00	19.53	6.25	4.88
	SHP	Brasil PCH	31.2%	291.00	188.85	90.67	20.31
	Wind Farm	Renova Energia	35.2%	680.50	325.91	239.21	114.56
	SHP	Renova Energia	35.2%	41.80	18.74	14.69	6.59

*	The installed capacit and the assured energy are already on cemig’s share.

Generation: Annual Permitted Revenue (RAP)

Resolução Homologatoria ANEEL—nº 1.313*
Receita Anual Permitida—RAP	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	234.340.198	100,0%	234.340.198	234.340.198
Cemig Itajuba	36.345.194	100,0%	36.345.194	36.345.194
Centroeste	15.420.427	51,0%	7.864.418
Transirapé	26.287.112	24,5%	6.440.342
Transleste	36.163.304	25,0%	9.040.826
Transudeste	22.414.358	24,0%	5.379.446
Taesa	43,36%
ETEO	155.851.060	43,4%	67.576.823
ETAU	38.433.513	22,8%	8.762.945
NOVATRANS	460.994.392	43,4%	199.886.586
TSN	449.086.299	43,4%	194.723.252
GTESA	8.238.429	43,4%	3.572.172
PATESA	18.930.852	43,4%	8.208.394
Munirah	32.335.023	43,4%	14.020.425
Brasnorte	22.865.011	16,8%	3.833.291
São Gotardo	4.594.930	43,4%	1.992.356
Abengoa
NTE	135.672.013	43,4%	58.827.214
STE	72.452.041	43,4%	31.415.113
ATEI	132.046.398	43,4%	57.255.152
ATEII	204.000.305	43,4%	88.454.275
ATEIII	102.659.854	43,4%	44.513.183
TBE
EATE	381.289.719	21,7%	82.634.235
STC	36.934.709	17,3%	6.403.873
Lumitrans	23.591.101	17,3%	4.090.187
ENTE	199.517.005	21,7%	43.245.595
ERTE	44.785.760	21,7%	9.706.942
ETEP	86.906.931	21,7%	18.835.509
ECTE	84.200.833	8,3%	6.970.657
EBTE	40.614.511	32,3%	13.118.164
ESDE	11.542.416	21,7%	2.501.610
ETSE	19.741.437	8,3%	1.634.316
Light	7.924.732	32,6%	2.581.878
Transchile**	21.396.000	49,0%	10.484.040

RAP TOTAL CEMIG			1.284.658.610	270.685.392

*	Receitas anuais permititidas com vigência entre 1º de julho de 2015 e 30 de junho de 2016.
**	A receita de transmissão da Transchile é da da em Dólar Norte Americano e é corrigida, anualmente, de acordo com o Decreto Nº 163 (http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obrasurgentes.pdf).

DEFAULT

In 2015, to achieve economic and financial equilibrium for the companies of the sector, and synchronization between tariffs and the real variable costs of electricity, Aneel implemented the system of ‘Tariff Flags’, and also enacted an Extraordinary Tariff Increase, in March. These measures had an impact on electricity rates, involving as it did a pass-through of costs to final consumers.

In this context of an exceptional increase in electricity rates, Cemig has seen an increase in amounts invoiced that are not paid by final consumers, and this has resulted in growth in the stock of debt to levels higher than the average of recent months.

The average level of default during the month of January 2016 was 25% higher than in January 2015. This increased percentage of default has had a negative effect on the Company’s cash flow.

Due to the present economic context, default has remained at a level that is high for the Company. The rate of default in January was 3.91%.

The Company uses various tools of communication and collection to prevent increase in default. These include telephone contact, sending of e-mails, use of text messages, and collection letters. We are also making efforts with the credit protection services – Serasa (Serviço de Proteção ao Crédito) and CDL (Câmara de Dirigentes Lojistas) – to register these arrears on their records for defaulting clients; and we are also applying disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice to the defaulting consumer.

Appendices

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
4Q13	6.615	4.975	11.591	29
1Q14	6.744	4.464	11.208	29
2Q14	6.646	4.485	11.132	29
3Q14	6.686	4.298	10.984	27
4Q14	6.935	4.201	11.136	29
1Q15	6.780	4.034	10.814	30
2Q15	6.371	3.896	10.268	28
3Q15	6.471	3.803	10.274	29
4Q15	6.850	3.937	10.787	28
1Q16	6.408	4.053	10.460	29

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”).
2.	Total electricity distributed.
3.	Sum of the demand on w hich the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	1Q16	1Q15	Change%
Sales to end consumers	4.331	3.389	28
TUSD	417	226	84
CVA and Other financial components in tariff adjustment	(132)	550	(124)
Construction revenue	219	203	8
Others	297	248	20
Subtotal	5.131	4.616	11
Deductions	(2.442)	(1.551)	57
Net Revenues	2.690	3.065	(12)

Operating Expenses	1Q16	1Q15	Change%
Personnel/Administrators/Councillors	288	228	26
Employee Participation	—	62	—
Forluz – Post-Retirement Employee Benefits	50	42	20
Materials	8	10	(16)
Contracted Services	167	157	6
Purchased Energy	1.276	1.838	(31)
Depreciation and Amortization	122	112	9
Operating Provisions	145	40	260
Charges for Use of Basic Transmission Network	213	195	9
Cost from Operation	219	203	8
Other Expenses	88	98	(10)

Total	2.576	2.984	(14)

Statement of Results	1Q16	1Q15	Change%
Net Revenue	2.690	3.065	(12)
Operating Expenses	2.576	2.984	(14)
EBIT	114	81	40
EBITDA	236	193	22
Financial Result	(140)	(65)	117
Provision for Income Taxes, Social Cont & Deferred Income	(1)	(11)	(89)
Net Income	(27)	5	—

Cemig GT Tables (R$ million)

Operating Revenues	1Q16	1Q15	Change%
Sales to end consumers	945	913	3
Supply	592	808	(27)
Gain on monetary updating of Concession Grant Fee	81	—	—
Transactions in the CCEE	4	1.000	(100)
Revenues from Trans. Network	94	80	18
Construction revenue	7	31	(78)
Transmission indemnity revenue	31	—	—
Others	6	5	28
Subtotal	1.760	2.837	(38)
Deductions	(359)	(434)	(17)
Net Revenues	1.401	2.403	(42)

Operating Expenses	1Q16	1Q15	Change%
Personnel/Administrators/Councillors	97	83	17
Employee Participation	—	15	—
Forluz – Post-Retirement Employee Benefits	17	13	31
Materials	2	3	(34)
Raw Materials and Supplies Energy Production	—	78	(100)
Contracted Services	36	32	11
Depreciation and Amortization	47	76	(38)
Operating Reserves	22	(5)	—
Charges for Use of Basic Transmission Network	74	72	2
Purchased Energy	660	608	9
Construction Cost	7	31	(78)
Other Expenses	22	9	131
Total	983	1.015	(3)

Statement of Results	1Q16	1Q15	Change%
Net Revenue	1,401	2,403	(42)
Operating Expenses	(983)	(1,015)	(3)
EBIT	418	1,388	(70)
Equity equivalence results	(150)	(37)	303
Fair value gain (loss) on stockholding transaction	—	735	—
EBITDA	315	2,161	(85)
Financial Result	(290)	(212)	37
Provision for Income Taxes, Social Cont & Deferred Income Tax	(39)	(560)	(93)
Net Income	(61)	1,313	—

Cemig Tables (R$ million)

Energy Sales (Consolidated)(GWh)	1Q16	1Q15	Change%
Residential	2,491	2,563	(3)
Industrial	4,838	5,817	(17)
Commercial	1,688	1,697	(1)
Rural	724	795	(9)
Others	837	865	(3)
Subtotal	10,577	11,736	(10)
Own Consumption	9	10	(4)
Supply	2,697	4,036	—

TOTAL	13,284	15,782	(16)

Energy Sales	1Q16	1Q15	Δ%
Residential	2,024	1,547	31
Industrial	1,347	1,285	5
Commercial	1,163	847	37
Rural	323	254	27
Others	409	315	30
Electricity sold to final consumers	5,266	4,248	24
Unbilled Supply, Net	97	44	120
Supply	552	847	(35)

TOTAL	5,915	5,139	15

Operating Revenues	1Q16	1Q15	Δ%
Sales to end consumers	5,307	4,292	24
TUSD	409	210	95
Supply	608	848	(28)
Transactions in the CCEE	3	1,011	(100)
CVA and Other financial components in tariff adjustment	(132)	550	—
Gain on monetary updating of Concession Grant Fee	81	—	—
Revenues from Trans. Network	73	63	16
Construction revenue	235	234	1
Gas supply	379	426	(11)
Transmission Indemnity Revenue	31	—	—
Others	361	309	17
Subtotal	7,354	7,942	(7)
Deductions	(2,903)	(2,092)	39
Net Revenues	4,452	5,849	(24)

Operating Expenses	1Q16	1Q15	Δ%
Personnel/Administrators/Councillors	413	336	23
Employee Participation	—	81	—
Forluz – Post-Retirement Employee Benefits	75	58	31
Materials	11	14	(21)
Raw materials and inputs for production of electricity	—	78	—
Contracted Services	208	199	5
Purchased Energy	1,931	2,421	(20)
Depreciation and Amortization	199	247	(19)
Operating Provisions	252	43	483
Charges for Use of Basic Transmission Network	259	241	7
Gas bought for resale	238	262	(9)
Cost from Operation	235	234	1
Other Expenses	128	128	—

TOTAL	3,949	4,342	(9)

Financial Result Breakdow n	1Q16	1Q15	Δ%
Financial revenues	227	290	(22)
Revenue from cash investments	59	39	51
Arrears penalty payments on electricity bills	74	47	58
Exchange rate	15	53	(72)
Monetary updating	48	5	943
Monetary updating—CVA	20	40	(51)
Taxes applied to Financial Revenue	(12)	—	—
Monetary updating of the Financial Asset of the Concession	2	92	(98)
Other	22	15	47
Financial expenses	(639)	(564)	13
Costs of loans and financings	(428)	(293)	46
Exchange rate	(17)	(62)	(72)
Monetary updating—loans and financings	(116)	(135)	(14)
Monetary updating—paid concessions	(1)	(6)	—
Charges and monetary updating on Post-employment obligations	(37)	(38)	(1)
Other	(38)	(31)	25
Financial revenue (expenses)	(413)	(273)	51

Statement of Results	1Q16	1Q15	Δ%
Net Revenue	4,452	5,849	(24)
Operating Expenses	3,949	4,342	(9)
EBIT	502	1,507	(67)
Equity gain in subsidiaries	(58)	90	—
Gain on stockholding reorganization	—	735	—
Depreciation and Amortization	199	247	(19)
EBITDA	643	2,580	(75)
Financial Result	(413)	(273)	51
Tax	(27)	(574)	(95)
Net Income	5	1,485	(100)

Cash Flow Statement	2015	2014	Change%
Cash at beginning of period	925	887	4
Cash generated by operations	600	332	80
Net profit	5	1,485	(100)
Current and deferred income tax and Social Contribution tax	27	574	(95)
Depreciation and amortization	199	247	(19)
Gain on the Aliança stockholding reorganization	—	(735)	—
Passthrough from CDE	404	(63)	(740)
Equity gain (loss) in subsidiaries	58	(90)	(164)
Provisions (reversals) for operational losses	252	43	483
Dividends received from equity holdings	42	27	58
Other adjustments	(387)	(1,155)	(67)
Financing activities	147	(583)	(125)
Financings obtained and capital increase	1,921	200	861
Interest on Equity, and dividends	(22)	(26)	(15)
Payments of loans and financings	(1,752)	(757)	131
Investment activity	(478)	(19)	2,460
Securities—Financial Investment	206	524	—
Acquisition of ownership interest and future capital commitments	(480)	(331)	45
Fixed and Intangible assets	(205)	(211)	(3)
Cash at end of period	1,193	618	93

Total Cash	2,050	3,435

BALANCE SHEETS (CONSOLIDATED) - ASSETS	03/31/2016	12/31/2015
CURRENT	7,479	9,377
Cash and cash equivalents	1,193	925
Securities	796	2,427
Consumers, Traders and Concession holders – Transport of electricity	3,409	3,764
Financial assets of the concession	704	874
Tax offsetable	207	175
Income tax and Social Contribution tax recoverable	345	306
Dividends receivable	35	62
Inventories	38	37
Passthrough from CDE (Energy Development Account)	72	72
Other credits	681	735
NON-CURRENT	33,920	31,503
Securities	61	84
Consumers, Traders and Concession holders – Transport of electricity	136	134
Tax offsetable	220	258
Income tax and Social Contribution tax recoverable	175	206
Deferred income tax and Social Contribution tax	1,535	1,498
Escrow deposits in legal actions	1,856	1,813
Other credits	851	868
Financial assets of the concession	4,752	2,660
Investments	10,129	9,768
PP&E	3,885	3,940
Intangible assets	10,320	10,275

TOTAL ASSETS	41,399	40,880

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	03/31/2016	12/31/2015
CURRENT	11,988	13,086
Suppliers	1,559	1,901
Regulatory charges	439	517
Profit shares	89	114
Taxes	670	740
Income tax and Social Contribution tax	9	11
Interest on Equity, and dividends, payable	1,285	1,318
Loans, financings and debentures	4,911	6,300
Payroll and related charges	217	221
Post-retirement liabilities	178	167
Other obligations	1,307	551
Provisions for losses on investments	1,324	1,245
NON-CURRENT	16,445	14,795
Regulatory charges	253	226
Loans, financings and debentures	10,389	8,866
Taxes	740	740
Income tax and Social Contribution tax	681	689
Provisions	828	755
Post-retirement liabilities	3,128	3,086
Provisions for losses on investments	157	148
Other obligations	269	285
STOCKHOLDERS’ EQUITY	12,962	12,995
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	4,664	4,674
Adjustments to Stockholders’ equity	60	102
Retained earnings	19	—
NON- CONTROLLING STOCKHOLDER´S EQUITY	4	4

TOTAL LIABILITIES	41,399	40,880

22. EARNINGS RELEASE: 2Q 2016 RESULTS

PUBLICATION OF RESULTS

CEMIG REPORTS

2Q16 EBITDA

OF R$ 677 MILLION

Main factors in the quarter:

◾     Recognition of R$ 561 million in Transmission Indemnity Revenue

◾     Change in profile of allocation of supply in 2016

◾     Average spot price significantly lower, year-on-year, in the quarter

◾     Significantly lower sales of gas to industry and thermal generation plants

◾     Higher provision for the put option in Light due to adoption of the Black-Scholes method to measure fair value of the option

Indicators (GWh)	2Q16	2Q15	Change %
Electricity sold (excluding CCEE)	13,874,405	14,197,815	(2.28)
Indicators – R$ ’000	2Q16	2Q15	Change %
Sales on the CCEE	49,042	701,158	(93.01)
Net debt	12,960,625	11,731,593	10.48
Gross revenue	7,275,577	8,444,281	(13.84)
Net revenue	4,754,147	5,392,480	(11.84)
Ebitda (IFRS)	676,670	1,232,272	(45.09)
Net profit in the quarter	202,124	534,264	(62.17)
Earnings per share	0.16	0.42	(61.90)
Ebitda margin	14.24%	22.85%	-8.61p.p.

Conference call

Publication of 2Q16 results

Video webcast and conference call

August 17, 2016 (Wednesday) : 3 PM, Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Telephone: (+55-11) 2188-0400 Password: CEMIG Português Available from August 17 to September 1,

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.:(+55-31) 3506-5024

Fax:(+55-31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Fabiano Maia Pereira

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

◾	Manager, Investor Market

Robson Laranjo

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

Cemig stock price performance

Security	Ticker	Currency	Close of June 30, 2016	Close of December 31, 2015	Change in the period %
Cemig PN	CMIG4	R$	7.28	5.67	28.40%
Cemig ON	CMIG3	R$	7.10	5.98	18.73%
ADR PN	CIG	US$	2.21	1.38	60.14%
ADR ON	CIG.C	US$	2.20	1.62	35.80%
Ibovespa	Ibovespa	—	51,526	43,349	18.86%
IEEX	IEEX	—	30,786	24,803	24.12%

Source:	Economática.

Trading volume in Cemig’s preferred shares (CMIG4) in the first half of 2016 (1H16) totaled R$ 5.87 billion, a daily average of R$ 47.78 million. Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the second most liquid in Brazil’s electricity sector in the period, and among the most traded in the Brazilian market as a whole.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1H16 was US$985.6 million. We see this as reflecting the investor market’s recognition of Cemig as a global investment option.

The São Paulo Stock Exchange (Bovespa) Index – the Ibovespa – was up 18.86% in the first half of 2016, closing June at 51,526 points. Cemig’s preferred shares outperformed the principal Brazilian stock index and also the electricity sector index, rising 28.39% in the half-year. The common shares rose 18.82%.

Cemig’s long-term ratings

These tables show credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	A (bra)	Negative	A (bra)	Negative	A (bra)	Negative
S&P	brA	Negative	brA	Negative	brA	Negative
Moody’s	Baa1.br	Negative	Baa1.br	Negative	Baa1.br	Negative

Global Ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
S&P	BB-	Negative	BB-	Negative	BB-	Negative
Moody’s	B1	Negative	B1	Negative	B1	Negative

Note:	Fitch gives only Brazilian – not global – ratings.

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	2Q16	2Q15	Change %
REVENUE	4,754,147	5,392,480	(11.84)

OPERATING COSTS
Personnel	429,808	332,709	29.18
Employees’ and managers’ profit shares	6,200	64,243	(90.35)
Post-retirement obligations	84,091	57,609	45.97
Materials	12,898	17,445	(26.06)
Raw materials and inputs for production of electricity	9	-2,547	—
Outsourced services	192,779	214,124	(9.97)
Electricity purchased for resale	2,024,749	2,312,277	(12.43)
Depreciation and amortization	199,684	181,587	9.97
Operating provisions	481,842	229,841	109.64
Charges for use of the National Grid	267,206	251,254	6.35
Gas bought for resale	189,146	261,914	(27.78)
Infrastructure construction costs	348,712	266,090	31.05
Other operational expenses, net	112,006	160,967	(30.42)

TOTAL COST	4,349,130	4,347,513	0.04

Equity method gain (loss)	71,969	5,718	1.158.64

Operational profit before Financial income (expenses) and taxes	476,986	1,050,685	(54.60)

Financial revenues	353,189	242,751	45.49
Financial expenses	(565,218)	(494,332)	14.34

Profit before income tax and Social Contribution tax	264,957	799,104	(66.84)

Current and deferred income tax and Social Contribution tax	(62,833)	(264,840)	(76.28)

NET PROFIT FOR THE PERIOD	202,124	534,264	(62.17)

Interest of the controlling stockholders	202,047	534,132
Interest of non-controlling stockholder	77	132

NET PROFIT FOR THE PERIOD	202,124	534,264

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (Cemig Generation and Transmission, or ‘Cemig GT’), and wholly-owned subsidiaries: Horizontes Energia, Termelétrica Ipatinga (up to January 2015), Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia (up to March 2015).

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the wholesale trading market (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

In 2Q16 the Cemig group sold a total volume of 13,874 GWh, which was 2.28% less than in 2Q15.

Sales of electricity to final consumers plus Cemig’s own consumption totaled 10,755 GWh, or 4.9% less than in 2Q15.

Overall, electricity consumption has been affected since 1Q15 by adverse Brazilian political and economic circumstances; and, in the captive market, by the successive increases in electricity rates charged to consumers, associated with application of the ‘Tariff Flag’ system, resulting in significant increases in consumers’ electricity bills.

Sales to distributors, traders, other generating companies and independent power producers in 2Q16 totaled 3,110 GWh – or 7.85% less than in 2Q15.

In June 2016 the Cemig group invoiced 8,204,884 clients – a growth of 2.4% in the consumer base in the year since June 2015. Of these, 8,204,818 are final consumers, including Cemig’s own consumption; and 66 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the quarter, by consumer category:

Total consumption of electricity (GWh)

Consolidated	MWh		Change, %	Average price 2Q16 R$	Average price 2Q15 R$
	2Q16	2Q15
Residential	2,526,223	2,386,270	5.86	766.38	775.08
Industrial	4,671,891	5,771,862	(19.06)	281.70	257.78
Commercial, Services and Others	1,697,134	1,563,963	8.51	660.84	652.35
Rural	959,912	749,687	28.04	371.11	456.93
Public authorities	236,278	223,734	5.61	599.36	640.31
Public lighting	344,358	329,545	4.49	374.29	424.28
Public service	319,218	280,302	13.88	412.66	490.33

Subtotal	10,755,014	11,305,363	(4.87)	477.18	452.95

Own consumption	9,634	9,095	5.93	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	3,109,757	2,883,357	7.85	210.73	217.83

Total	13,874,405	14,197,815	(2.28)	404.58	409.82

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks in 2Q16 totaled 11,227 GWh, or 1.75% more than in 2Q15.

This result is the joint effect of consumption in the captive market 5.6% higher year-on-year, and use of the network by Free Clients 15.41% higher by volume than in 2015.

In June 2016 Cemig D was invoicing 8,203,327 captive clients.

Cemig D	Number of clients		Change, %
	2Q16	2Q15
Residential	6,641,995	6,466,760	2.71
Industrial	75,112	75,508	-0.52
Commercial, Services and Others	717,394	714,200	0.45
Rural	687,966	677,458	1.55
Public authorities	64,349	63,220	1.79
Public lighting	4,704	3,867	21.64
Public service	11,807	10,547	11.95

Total	8,203,327	8,011,560	2.39

Comments on the various consumer categories:

Residential

Consumption by residential consumers totaled 2,526 GWh, or 5.86% more than in 2Q15.

The higher level of residential consumption is due to:

◾	the invoicing calendar – a larger number of days invoiced;

◾	higher temperatures in 2Q16 than 2Q15, causing more use by consumers of air conditioners and ventilators in their homes.

Industrial

Electricity used by captive clients was 12.6% of the volume of electricity distributed by Cemig, totaling 852 GWh in 2Q16, 8.8% less than in 2Q15.

This is in line with the continuing retraction of economic activity both in Minas Gerais and in the whole of Brazil, and the performance of the international market.

Electricity transported for Free Clients was 38.0% of the volume of electricity distributed by Cemig D, totaling 4,270,854 MWh in 2Q16, or 15.4% more than in 2Q15 – as a result of resumption of activity in the Metallurgy and Ferro-alloys sectors.

The electricity market of Cemig G T

Cemig GT’s sales volume in 2Q16 was affected by termination of concession of plants. As from the termination, the output of these plants was redirected to the Physical Guarantee Quota regime, and to settlement on the spot market.

Cemig GT’s market comprises sales of power as follows:

(I)	In the Free Market (Ambiente de Contratação Livre, or ACL) to Free Clients, either located in Minas Gerais or in other States;

(II)	to other agents in the electricity sector – traders, generators and independent power producers (in the Free Market); and

(III)	to electricity distributors (in the Regulated Market); and

(IV)	sales in the CCEE (Wholesale Electricity Market).

The total supply billed by Cemig GT in 2Q16 was 6,946 GWh, or 10.5% less than in 2Q15.

Cemig GT	MWh		Change, %
	2Q16	2Q15
Free Clients
Industrial	3,602,752	4,650,249	(22.53)
Commercial	207,548	94,984	118.51
Free Market – Free contracts	2,488,003	1,570,964	58.37
Regulated Market:	613,159	1,268,482	(51.66)
Regulated Market – Cemig D	34,905	171,942	(79.70)

Total	6,946,367	7,756,621	(10.45)

The number of clients billed by Cemig GT was 48.8% higher than at the end of June 2015, totaling 793. Of these: 728 were industrial and commercial clients, 47 were distribution companies, and 18 were companies in the category of traders, generators and independent power producers.

Free Clients in the industrial and commercial categories consumed 3,810 GWh in 2Q16, down 19.7%, due to:

◾	reduction of consumption by industrial clients due to the continuous retraction in economic activity at state and national level in Brazil, and the performance of the international economy;

◾	lower availability of power for sale due to the conditions for renewal of concessions, as per Law 13.203/2015 – this supply was redirected to the Physical Guarantee Quota regime; and

◾	temporary shutdown of activity at a mining plant in Minas Gerais state.

Free Market sales and trading transactions in electricity with other agents of the sector lead to selling opportunities, which lead to short-term sales contracts. In 2Q16 total sales of electricity were 2,488 GWh, or 58.37% more than in 2Q15.

Sales in the Regulated Market, including sales to Cemig D, were 55.01% lower than in 2Q15, for several reasons:

◾	Cessation of contracts entered into as a result of the corporate reorganization of the Cemig group, with the transfer of assets from Cemig GT to Aliança Energia; and

◾	Termination of contracts made at the 18th Adjustment Auction, held in the first half of 2015, and the second ‘Existing Supply’ Auction, held in 2005 and in effect for the period 2008–2015.

Since September 15, 2015 the São Simão Plant has been serving the Regulated Market (‘ACR’), but under the ‘quota’ regime, in accordance with the requirements of Ministerial Order 432/2015. The company now recognizes only the revenue from provision of the services of operation and maintenance of the plant.

Physical totals of transport and distribution – MWh

Description	MWh		Change %
	2Q16	2Q15
Total energy carried	12,423,702	11,618,317	6.93
Electricity transported for distributors	93,666	88,006	6.43
Electricity transported for free clients	4,270,676	3,809,032	12.12
Own load
Consumption by captive market	6,710,787	6,409,820	4.70
Losses in distribution network	1,348,573	1,311,460	2.83

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity to final consumers in 2Q16 was R$ 5.613 billion, or 3.53% less than the revenue of R$ 5.819 billion in 2Q15.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 2Q16 was R$ 4.972 billion, or 5.79% less than the figure for 2Q15, of R$ 5.278 billion.

The main factors affecting revenue in 2Q16 were:

◾	The annual tariff adjustment, with average effect on consumer tariffs of 3.78%, effective from May 28, 2016.

◾	Volume of electricity sold to final consumers was 4.86% lower year-on-year.

◾	The revenue from the ‘Tariff Flag’ system was lower, due to the alteration of the ‘flag’ is in effect: the ‘Green Flag’ was in force in 1Q16, whereas the ‘Red Flag’ was in force in 2Q15. As a result the amount received in 2016 was only R$ 29 million, compared to R$ 387 million in 2015 – a reduction of 92.60%.

	R$		Change %	Average price 2Q16 R$	Average price 1Q15 R$	Change %
	2Q16	2Q15
Residential	1,936,040	1,849,553	4.68	766.38	775.08	(1.12)
Industrial	1,316,086	1,487,893	(11.55)	281.70	257.78	9.28
Commercial, Services and Others	1,121,528	1,020,258	9.93	660.84	652.35	1.30
Rural	356,233	342,554	3.99	371.11	456.93	(18.78)
Public authorities	141,615	143,258	(1.15)	599.36	640.31	(6.40)
Public lighting	128,891	139,821	(7.82)	374.29	424.28	(11.78)
Public service	131,728	137,440	(4.16)	412.66	490.33	(15.84)

Subtotal	5,132,121	5,120,777	0.22	477.18	452.95	5.35
Supply not yet invoiced, net	(159,590)	157,212	—	—	—	—
Wholesale supply to other concession holders (*)	655,322	628,072	4.34	210.73	217.83	(3.26)
Wholesale supply not yet invoiced, net	(14,501)	(87,556)	(83.44)	—	—	—

Total	5,613,352	5,818,505	(3.53)	404.58	409.82	(1.28)

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

The revenue of Cemig D (Distribution) from the TUSD in 2Q16 was R$ 427 million, or 17.91% less than in the same period of 2015 (R$ 521 million). In the second quarter of 2015, Aneel decided the new CDE charges, in compliance with a court injunction that suspended part of the payment of the CDE charge for members of the Brazilian Association of Large Industrial Consumers and Free Consumers of Electricity (Associação Brasileira de Grandes Consumidores Industriais de Energia e de Consumidores Livres, or Abrace). This suspension resulted in the company’s Revenue from Use of the Network in the second quarter 2016 being lower than in second quarter 2015.

Revenue from transactions in the Wholesale Trading Market (CCEE)

Revenue from Transactions in the Wholesale Electricity Market (CCEE) was R$ 49 million in 2Q16, compared to R$ 701 million in 2Q15 – a reduction of 93.01% year-on-year. This is mainly due to (a) the spot price (Preço de Liquidação de Diferenças, or PLD) being 82.52% lower year-on-year in the wholesale market (at R$ 62.37/MWh in 2016 compared to R$ 356.81/MWh in 2015); and (b) the lower quantity of electricity available for settlement in the wholesale market in 2016, mainly because of the output from the São Simão Plant being allocated to serve the Regulated Market under the ‘quota’ regime, as from September 16, 2015. The company now recognizes only the revenue from provision of the services of operation and maintenance of that plant.

Supply of gas

The Company reported revenue from supply of gas 25.02% lower, at R$ 319 million in 2Q16, compared to R$ 425 million in 2Q15, mainly due to a lower volume of gas sold (216,135m³) in 2Q16, compared to 2Q15 (380,536m³).

Market (’000 m3/day)	2012	2013	2014	2015	June 30, 2016
Residential	—	0.17	0.72	1.04	1.92
Commercial	24.73	20.38	23.15	22.42	22.34
Industrial	2,740.00	2,734.95	2,849.24	2,422.78	2,088.84
Other	114.09	106.33	99.64	119.87	118.00

Total market excluding thermal plants	2,878.82	2,861.83	2,972.75	2,566.11	2,231.10
Thermal	746.09	1,214.50	1,223.99	1,309.13	544.15

Total	3,624.91	4,076.33	4,196.74	3,875.24	2,775.25

Demand for electricity from the thermoelectric generation plants, which had been operating uninterruptedly since 2012, was lower due to lower demand for electricity, and also due to the stronger rainfall in the current rainy season.

Supply of gas to the residential market, which began in 2013, totaled 6,190 households invoiced in June 2016 (vs. 3,820 at December 31, 2015).

Transmission indemnity revenue

In the 2Q16 Cemig recognized revenue of R$ 561 million, as follows:

◾	R$ 12 million for monetary updating by the IGP-M index, up to May 2016, of the balance of indemnity receivable;

◾	R$ 20 million relating to the difference between the amount of the preliminary Revision made by Aneel of the Opinion sent by the Company, on February 23, 2015, of R$1.157 billion, and the final Revision;

◾	R$ 90 million difference between the results of the IGP-M and the IPCA indices – the Company had updated the balance receivable, to May 2016, by the IGP-M;

◾	R$ 438 million, cost of own capital, calculated on the basis of 10.44% p.a.

Aneel Normative Resolution 589, of December 10, 2013 set the criteria for calculation of the New Replacement Value (Valor Novo de Reposição, or VNR) of the transmission facilities, for the purposes of indemnity.

The Valuation Opinion delivered to Aneel on July 31, 2014 represented an indemnity to the Company of R$ 1.169 billion, at the base date of December 31, 2012.

On July 12, 2016, Aneel sent to the Company the Report of Inspection with final Review of the Opinion sent by the Company, deciding the value of the indemnity at R$ 1.177 billion. Of this amount, R$ 285 million was received in the first quarter of 2013.

On April 22, 2016 the Mining and Energy Ministry published its Ministerial Order 120, setting the deadline and method of payment of the remaining amount of the indemnity. This Order determined that the amounts homologated by Aneel should become part of the Regulatory Asset Base for Remuneration (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the respective Permitted Annual Revenues. The updating of the amount will be by application of the IPCA (Expanded National Consumer Price) Index, and the cost of capital will not be incorporated for the period from the extensions of the concessions up to the tariff-setting process of 2017. The latter is to be updated and remunerated at the real cost of own capital, currently 10.44% per year, to be paid over eight years. The Ministerial Order still depends on decisions that will be the subject of Public Hearings held by Aneel, which are listed in Aneel’s Regulatory Agenda for the second half of 2016 and the first half of 2017.

For the new assets consisting of improvements and strengthening of facilities implemented by the transmission concession holders, Aneel calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with methodology specified in the Tariff Regulation Procedures (Procedimentos de Regulação Tarifária, or Proret).

Sector / Regulatory charges – deductions from revenue

The sector charges that are effectively deductions from reported revenue totaled R$ 2.521 billion in 2Q16, or 17.38% less than their total of R$ 3.052 billion in 2Q15. This was mainly due to the lower values of the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) and the ‘Tariff Flag’ charges (the ‘Green Flag’ was in effect in 2Q16, whereas the ‘Red Flag’ was in effect in 2Q15).

Operational costs and expense s

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 4.349 billion in 2Q16, or only 0.05% more than in 2Q15 (R$ 4.347 billion).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 2Q16 was R$ 2.025 billion, or 12.41% less than in 2Q15 (R$ 2.312 billion). The main factors in the higher figure are:

Cemig D:

◾	Expenses on electricity acquired at auctions 46.06% lower, at R$ 561 million in 2Q16, vs. R$ 1.040 billion in 2Q15, mainly due to some of the thermoelectric plants being deactivated in 2016 due to the improvement in the level of the reservoirs of the hydroelectric plants in the system, with a resulting reduction in the expense on combustion fuel for those plants.

◾	Expense on electricity from Itaipu Binacional 27.43% lower year-on-year, at R$ 291mn in 2Q16, compared to R$ 401mn in 2Q15. This change basically reflects the reduction of the tariff, which was US$ 38.07/kW-month in 2Q15, and was US$ 25.78/kW-month from January 2016.

◾	The cost of purchases of supply in the short-term market was 19.9% lower – at R$ 161 million in 2Q16, vs. R$ 201 million in 2Q15) – reflecting the lower cost of electricity in the wholesale market in 2016.

Cemig GT:

The expense on electricity bought for resale in 2Q16 was R$ 808 million, or 29.28% more than in 2Q15 (R$ 625 million). This reflects an average price per MWh 5.27% higher in 2Q16 (R$ 164.15, vs. R$ 155.93 in 2Q15), and the volume of electricity purchased in 2Q16 being 22.78% higher (at 4,921,224 MWh), compared to 4,008,140 MWh in 2Q15.

Operating provisions

Operational Provisions 109.57% higher year-on-year in the quarter – an expense of R$ 482mn in 2Q16, compared to R$ 230mn in 2Q15. The main factors in this change are:

•	Provisions, of R$ 355 million and R$ 16 million, respectively, made for the put options on the investments in Parati and SAAG.

The Equity Fund owns common and preferred shares in Light, and at present exercises joint control, with Cemig, over the activities of that company. This being so, this option has been considered to be a derivative instrument which should be accounted at fair value through profit or loss.

For the purposes of determination of the method to be used in measuring the fair value of this option, the Company, up to the first quarter of 2016, observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company had adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the interim reporting date, at the effective rate of 7.5% p.a. (discounting inflation effects). As a result of the changes in the Stockholders’ Agreement of Parati in the second quarter of 2016, described below, with consequences for the conditions and periods for exercise of the put option, the Company then began to use the Black–Scholes method for measurement of the fair value of the options, which resulted in the provision being higher in 2Q16.

a) FIP Redentor

Changes in the Stockholders’ Agreement of Parati

In the second quarter of 2016 Amendments were signed to the Stockholders’ Agreement of Parati. The principal changes arising from these amendments are:

1. The maturity of the Put Option granted in 2011 by Cemig in favor of the unit holders of FIP Redentor, initially specified to be May 31, 2016, was postponed, to two separate exercise dates:

o First option exercise window: The intention to exercise may be stated by any direct stockholders who decide to do so, independently of the exercise of the Put Option by the other direct stockholders, up to September 23, 2016, inclusive, and shall cover only preferred shares in Parati, up to a limit of 153,634,195 preferred shares in Parati, representing 14.30% of the total shares in Parati held by the other direct stockholders. Cemig must make payment by November 30, 2016.

o Second payment window: The intention to exercise may be stated by any direct stockholders who decide to do so, independently of the exercise of the Put Option by the other direct stockholders, up to September 23, 2017, inclusive, And may cover the totality of the shares in Parati, being independent of any exercise, or not, of the Put Option in the first payment window. Cemig must make payment by November 30, 2017.

2. The Put Option may now be exercised not only by FIP Redentor, but by any person who becomes a direct stockholder of Parati, including but not limited to the unit holders of FIP Redentor, and/or their affiliates, who shall become holders of a Put Option and/or of the rights arising therefrom, under which each one of the direct stockholders shall individually have the right to sell any shares in Parati that they own; and

3. Inclusion of conditions for bringing forward the date of exercise of the put option: in the event of any occurrence resulting in bringing forward of the option referred to, any direct stockholder may present to Cemig the notice of bringing forward of the option, at which moment the option shall be considered exercised by all the direct stockholders, over the totality of their shares. Cemig Does not have the expectation that any of the events resulting in bringing forward of the option will occur.

4. As guarantee for the full payment of the Put Option, on May 31, 2016 Cemig offered to the holders of the Put Option:

•	55,234,637 common shares and 110,469,274 preferred shares that Cemig directly holds in Transmissora Aliança de Energia S.A. (Taesa),

•	and as further guarantee, 53,152,298 shares that Cemig directly holds in Light.

•	Higher provisions for doubtful receivables: R$ 98 million in 2Q16, compared to R$ 31 million in 2Q15 – mainly reflecting a higher level of default, influenced by the significant increase in elecricity tariffs put in place in 2015, and also the Brazilian macroeconomic context;

Personnel

Personnel expenses were R$ 430 million in 2Q16, compared to R$ 333 million in 2Q15, an increase of 29.13%. This arises mainly from the following factors:

•	Salary increases, under the Collective Work Agreement, of 10.33%, as from November 2015.

•	Recognition, in 2Q16, of an expense of R$ 64 million on the voluntary retirement plan.

The PDVP Programmed Voluntary Retirement Plan

Cemig created the PDVP to apply in the period April 18 to May 31, 2016. Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2016. The PDVP offers the normal severance payments specified by law, including payment for the period of notice, deposit of the ‘penalty’ payment of 40% of the FGTS Base Value to the employee’s FGTS fund, further to the payments specified by the legislation. Severance of the employees will take place over the period from June 2 to October 20, 2016, in accordance with guidelines set by the Company. A total of 621 employees have signed up for the program. The amounts of the severance payments have been 100% provisioned.

Gas bought for resale

The expense on gas bought for resale in 2Q16 was R$ 189 million, or 27.86% less than in 2Q15 (R$ 262 million). This is basically due to a lower quantity of gas purchased (215,901m³ in 2Q16, compared to 377,681m³ in 2Q15), reflecting Brazil’s economic downturn, which affected Cemig’s industrial market, and also led to gas-fired thermoelectric generation plants being taken out of production.

Equity method gain

In 2Q16 Cemig posted a net equity method gain of R$ 72 million, which compares with a net gain of R$ 6 million in 2Q15. The variation mainly comprises equity method gains of:

•	R$ 86 million in the subsidiary Taesa;

•	R$ 41 million in the subsidiary Aliança Geração; and

•	R$ 8 million in Madeira Energia, in 2Q16.

Financial revenue (expenses)

Cemig reports net financial expenses of R$ 212mn in 2Q16, compared to net financial expenses of R$ 252mn in 2Q15. The main factors are:

◾	Higher revenue from monetary variation on the CVA balances and Other financial components of tariffs as a result of the higher balance of these assets in 2016: R$ 168 million in 2Q16, vs. R$ 8 million in 2Q15.

◾	Higher revenue from financial investments, of R$ 77 million in 2Q16, compared to R$ 54 million in 2Q15, primarily due to a higher level of financial investments in 2016, and a higher variation from the CDI rate in the period (3.31% in 2Q16, vs. 2.98% in 2Q15).

◾	Lower gain from updating of the Remuneration Base of Assets (BRR): R$ 3mn in 2Q16, compared to R$ 102mn in 2Q15. This reflects the reduction in the BRR after the renewal of the concession contract in December 2015.

◾	Expense on monetary updating of loans and financings 24.18% lower, at R$ 69mn in 2Q16, compared to R$ 92mn in 2Q15. This is due to the lower variation in the IPCA index in the period (1.75% in 2Q16, compared to 2.26% in 2Q15).

◾	Charges for loans and financings 51.10% higher, at R$ 479 million in 2Q16, compared to R$ 317mn in 2Q15. This mainly reflects higher debt indexed to the CDI rate; and also the higher variation provided by the CDI rate, itself, at 3.31% in 2Q16 compared to 2.98% in 2Q15.

EBITDA

Cemig’s consolidated Ebitda in 2Q16 was 45.09% lower than in 2Q15. This was mainly due to: lower volume of electricity available for sale in the wholesale market in 2016; and increased provisions; partially offset by recognition of transmission indemnity revenue.

Ebitda – R$ ’000	2Q16	2Q15	Change, %
Profit (loss) for the period	202,124	534,264	(62.17)
+ Income tax and Social Contribution tax	62,833	264,840	(76.28)
+ Net financial revenue (expenses)	212,029	251,581	(15.72)
+ Depreciation and amortization	199,684	181,587	9.97

= EBITDA	676,670	1,232,272	(45.09)

DEBT

The Company’s consolidated total debt on June 30, 2016 was R$ 15.448 billion, 1.85% more than at December 31, 2015.

On April 22, 2016 Cemig D rolled over debt of R$ 600 million with Banco do Brasil, for interest of 128.00% of the CPI rate, and final maturity in April 2018.

On July 1, 2016 Cemig GT concluded its 7th issue of promissory notes, for a total of R$ 620 million. The net proceeds will be allocated to payment of the second portion of the Concession Grant Fee for the hydroelectric plants in Lot D of Aneel Auction 12/2015, and to strengthen working capital. The Promissory Notes have maturity at 360 days, on June 26, 2017, and pay remuneratory interest equal to 128% of the average one-day over extra-grupo DI rate for interbank deposits, to be paid on the maturity date. This issue has a surety guarantee from the controlling stockholder, Cemig.

Cemig GT has loans of R$ 2.919 billion maturing in 2016, most of this total maturing in December:

Cemig GT	Expiration	Annual financial cost %	Total R$ mn
Promissory Notes – 6th Issue	Dec. 2016	120% of CDI rate	1,472
Debentures – 4th Issue, 1st Series	Dec. 2016	CDI Rate + 0.85%	519

Taesa: Removal of shares from controlling block; monetization of shares and Units

Cemig and Fundo de Investimento em Participações Coliseu (‘FIP Coliseu’), as direct stockholders and controlling stockholders of the Cemig affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), signed a Commitment Undertaking on May 31, 2016, changing some of the terms of the Stockholders’ Agreement of the company, previously signed by the parties on December 28, 2009 and amended on April 20, 2010. One of the changes was to remove from the condition of being bound by the Stockholders’ Agreement, as from May 31, 2016: (a) 77,525,322 common shares and 155,050,644 preferred shares in Taesa owned by Cemig; and (b) 75,000,000 common shares in Taesa held by Coliseu.

This agreement changed the numbers of shares bound by the Stockholders’ Agreement to the following: (a) 215,546,907 common shares owned by Cemig, and (b) 153,775,790 common shares owned by Coliseu; together comprising a total of 57.64% of the Company’s common shares on May 31, 2016.

On August 3, 2016 the Executive Board of Cemig decided to submit to the Board of Directors a proposal for monetization of 22,273,452 Units – comprising 22,273,452 common shares and 44,546,904 preferred shares in Taesa, owned by Cemig. All these shares are outside the controlling stockholding block.

THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

Cemig – generation portfolio, in MW*
Stage	Hydro plants	Small Hydro Plants	Wind	Solar	Thermal plants	Total
In operation	7,299	257	158	31	144	7,889
Under construction/contracted	1,595	29	658	45	—	2,327
In development:	10,802	—	392	42	1,000	12,236

Total	19,696	286	1,208	118	1,144	22,452

*	The amounts refer only to direct or indirect equity interests held by Cemig on June 30, 2016.

Highlights of 2Q16

Santo Antônio Hydroelectric Plant

In June, generation unit 43 of the Santo Antônio Hydroelectric Plant, with capacity for 73.29 MW, started operating, bringing the total number of rotors operating to 43, with total installed generation capacity of 3,077.49 MW. There are only seven rotors yet to start operation, to complete the total of 50 generation units. The plant, on the Madeira River, will have total installed capacity of 3,568 MW.

The Belo Monte Hydroelectric Plant

The first rotor started commercial operation in April, with generating capacity of 611 MW. The plant’s total generating capacity will be 11,233 MW.

DEFAULT

In 2015, to achieve economic and financial equilibrium for the companies of the sector, and synchronization between tariffs and the real variable costs of electricity, Aneel implemented the system of ‘Tariff Flags’, and also ruled an Extraordinary Tariff Increase, in March. These measures had an impact on electricity rates, since they involved a pass-through of costs to final consumers.

In this context of an exceptional increase in electricity rates, Cemig has seen an increase in amounts invoiced that are not paid by final consumers, and this has resulted in growth in the stock of debt to levels higher than the average of recent months.

The situation has been further complicated by Brazil’s entering a period of financial stress, and its most significant consequence, increase in the rate of unemployment.

In this context, the average level of default during the month of June 2016 was more than 15% higher than in June 2015. This increased percentage of default has had a negative effect on Cemig’s cash flow.

Due to the present economic context, default has remained at a level that is high for the Company. The rate of default in January was 4.05%.

The Company uses various tools of communication and collection to prevent increase in default. These include telephone contact, sending of e-mails, use of text messages, and collection letters. We are also making efforts with the credit protection services – Serasa and the Store Operators’ Association (Câmara de Dirigentes Lojistas, or CDL) – to register these arrears on their records for defaulting clients; and we are also using disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice to the defaulting consumer.

A campaign of negotiation is planned for the month of August which will use differentiated rules for negotiation of the debits owed by low voltage clients. This aims to recover revenue, and contain the occurrence of default, and fraud.

Appendices

Generating plants – March, 2016

Plant	Type	Company	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit (MW)*	Assured Energy (average MW)*	Year Concession or Authorization Expires
São Simão	Hydroelectric	CEMIG GT	100.0%	1,710.00	1,281.00	1,710.00	1,281.00	1/11/2015
Emborcação	Hydroelectric	CEMIG GT	100.0%	1,192.00	497.00	1,192.00	497.00	7/23/2025
Nova Ponte	Hydroelectric	CEMIG GT	100.0%	510.00	276.00	510.00	276.00	7/23/2025
Jaguara	Hydroelectric	CEMIG GT	100.0%	424.00	336.00	424.00	336.00	8/28/2013
Miranda	Hydroelectric	CEMIG GT	100.0%	408.00	202.00	408.00	202.00	12/23/2016
Irapé	Hydroelectric	CEMIG GT	100.0%	399.00	210.70	399.00	210.70	2/28/2035
Três Marias	Hydroelectric	CEMIG GT	100.0%	396.00	239.00	396.00	239.00	1/4/2046
Volta Grande	Hydroelectric	CEMIG GT	100.0%	380.00	229.00	380.00	229.00	2/23/2017
Igarapé	Thermal	CEMIG GT	100.0%	131.00	71.30	131.00	71.30	8/13/2024
Salto Grande	Hydroelectric	CEMIG GT	100.0%	102.00	75.00	102.00	75.00	1/4/2046
Itutinga	Hydroelectric	CEMIG GT	100.0%	52.00	28.00	52.00	28.00	1/4/2046
Camargos	Hydroelectric	CEMIG GT	100.0%	46.00	21.00	46.00	21.00	1/4/2046
Piau	SHP	CEMIG GT	100.0%	18.01	13.53	18.01	13.53	1/4/2046
Gafanhoto	SHP	CEMIG GT	100.0%	14.00	6.68	14.00	6.68	1/4/2046
Peti	SHP	CEMIG GT	100.0%	9.40	6.18	9.40	6.18	1/4/2046
Rio de Pedras	SHP	CEMIG GT	100.0%	9.28	2.15	9.28	2.15	9/19/2024
Poço Fundo	SHP	CEMIG GT	100.0%	9.16	5.79	9.16	5.79	8/19/2025
Tronqueiras	SHP	CEMIG GT	100.0%	8.50	3.39	8.50	3.39	1/4/2046
Joasal	SHP	CEMIG GT	100.0%	8.40	5.20	8.40	8.40	1/4/2046
Martins	SHP	CEMIG GT	100.0%	7.70	1.84	7.70	1.84	1/4/2046
Cajuru	SHP	CEMIG GT	100.0%	7.20	2.69	7.20	2.69	1/4/2046
Ervália	SHP	CEMIG GT	100.0%	6.97	3.03	6.97	3.03	1/4/2046
São Bernardo	SHP	CEMIG GT	100.0%	6.82	3.42	6.82	3.42	8/19/2025
Neblina	SHP	CEMIG GT	100.0%	6.47	4.66	6.47	4.66	1/4/2046
Cel. Domiciano	SHP	CEMIG GT	100.0%	5.04	3.59	5.04	3.59	1/4/2046
Paraúna	SHP	CEMIG GT	100.0%	4.28	1.90	4.28	1.90	—
Pandeiros	SHP	CEMIG GT	100.0%	4.20	0.47	4.20	0.47	9/22/2021
Paciência	SHP	CEMIG GT	100.0%	4.08	2.36	4.08	2.36	1/4/2046
Marmelos	SHP	CEMIG GT	100.0%	4.00	2.74	4.00	2.74	1/4/2046
Dona Rita	SHP	CEMIG GT	100.0%	2.40	1.03	2.40	1.03	1/4/2046
Salto de Moraes	SHP	CEMIG GT	100.0%	2.39	0.60	2.39	0.60	7/1/2020
Sumidouro	SHP	CEMIG GT	100.0%	2.12	0.53	2.12	0.53	—
Anil	SHP	CEMIG GT	100.0%	2.08	1.10	2.08	1.10	—
Xicão	SHP	CEMIG GT	100.0%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	SHP	CEMIG GT	100.0%	1.62	0.61	1.62	0.61	8/19/2025
Sinceridade	SHP	CEMIG GT	100.0%	1.42	0.35	1.42	0.35	1/4/2046
Central Mineirão	Solar	CEMIG GT	100.0%	1.42	—	1.42	—	—
Poquim	SHP	CEMIG GT	100.0%	1.41	0.39	1.41	0.39	7/8/2015
Santa Marta	SHP	CEMIG GT	100.0%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrão	SHP	CEMIG GT	100.0%	0.80	0.55	0.80	0.55	—
Jacutinga	SHP	CEMIG GT	100.0%	0.72	0.57	0.72	0.57	—
Santa Luzia	SHP	CEMIG GT	100.0%	0.70	0.23	0.70	0.23	2/25/2026
Lages*	SHP	CEMIG GT	100.0%	0.68	—	0.68	—	—
Bom Jesus do Galho	SHP	CEMIG GT	100.0%	0.36	0.13	0.36	0.13	—
Pai Joaquim	SHP	CEMIG PCH	100.0%	23.00	4.26	23.00	4.26	4/1/2032
Salto Voltão	SHP	Horizontes Energia	100.0%	8.20	6.63	8.20	6.63	10/4/2030
Salto do Paraopeba	SHP	Horizontes Energia	100.0%	2.46	—	2.46	—	10/4/2030
Salto do Passo Velho	SHP	Horizontes Energia	100.0%	1.80	1.06	1.80	1.06	10/4/2030
Machado Mineiro	SHP	Horizontes Energia	100.0%	1.72	1.03	1.72	1.03	7/8/2025
Rosal	Hydroelectric	Rosal Energia	100.0%	55.00	30.00	55.00	30.00	5/8/2032
Sá Carvalho	Hydroelectric	Sá Carvalho	100.0%	78.00	58.00	78.00	58.00	12/1/2024
Barreiro	Thermal	Usina Termelétrica Barreiro	100.0%	12.90	11.37	12.90	11.37	4/30/2023
Queimado	Hydroelectric	CEMIG GT	82.5%	105.00	58.00	86.63	47.85	1/2/2033
Praias de Parajuru	Wind Farm	CEMIG GT	49.0%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	Wind Farm	CEMIG GT	49.0%	28.80	13.20	14.11	6.47	12/26/2031
Paracambi	SHP	CEMIG GT	49.0%	25.00	19.53	12.25	9.57	2/16/2031
Volta do Rio	Wind Farm	CEMIG GT	49.0%	42.00	18.41	20.58	9.02	12/26/2031
Santo Antônio	Hydroelectric	Santo Antônio Energia	17.7%	2,714.72	2,218.00	480.06	392.22	6/12/2046
Aimorés	Hydroelectric	ALIANÇA	45.0%	330.00	172.00	148.50	77.40	12/20/2035
Amador Aguiar I (Capim Bra)	Hydroelectric	ALIANÇA	39.3%	240.00	155.00	94.36	60.94	8/29/2036
Amador Aguiar II (Capim Br)	Hydroelectric	ALIANÇA	39.3%	210.00	131.00	82.56	51.50	8/29/2036
lgarapava	Hydroelectric	ALIANÇA	23.7%	210.00	136.00	49.75	32.22	12/30/2028
Funil	Hydroelectric	ALIANÇA	45.0%	180.00	89.00	81.00	40.05	12/20/2035
Candonga	Hydroelectric	ALIANÇA	22.5%	140.00	64.50	31.50	14.51	5/25/2035
Porto Estrela	Hydroelectric	ALIANÇA	30.0%	112.00	55.80	33.60	16.74	7/10/2032
Baguari	Hydroelectric	BAGUARI ENERGIA	34.0%	140.00	80.20	47.60	27.27	8/15/2041
Cachoeirão	SHP	Hidrelétrica Cachoeirão	49.0%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	SHP	Hidrelétrica Pipoca	49.0%	20.00	11.90	9.80	5.83	9/10/2031
Retiro Baixo	Hydroelectric	Retiro Baixo Energética	25.0%	82.00	38.50	20.46	9.61	8/25/2041

Generation: Annual Permitted Revenue (RAP)

Resolução Homologatoria ANEEL—nº 1.313*
Receita Anual Permitida—RAP	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	234.340.198	100,0%	234.340.198	234.340.198
Cemig Itajuba	36.345.194	100,0%	36.345.194	36.345.194
Centroeste	15.420.427	51,0%	7.864.418
Transirapé	26.287.112	24,5%	6.440.342
Transleste	36.163.304	25,0%	9.040.826
Transudeste	22.414.358	24,0%	5.379.446
Taesa		43,36%
ETEO	155.851.060	43,4%	67.576.823
ETAU	38.433.513	22,8%	8.762.945
NOVATRANS	460.994.392	43,4%	199.886.586
TSN	449.086.299	43,4%	194.723.252
GTESA	8.238.429	43,4%	3.572.172
PATESA	18.930.852	43,4%	8.208.394
Munirah	32.335.023	43,4%	14.020.425
Brasnorte	22.865.011	16,8%	3.833.291
São Gotardo	4.594.930	43,4%	1.992.356
Abengoa
NTE	135.672.013	43,4%	58.827.214
STE	72.452.041	43,4%	31.415.113
ATEI	132.046.398	43,4%	57.255.152
ATEII	204.000.305	43,4%	88.454.275
ATEIII	102.659.854	43,4%	44.513.183
TBE
EATE	381.289.719	21,7%	82.634.235
STC	36.934.709	17,3%	6.403.873
Lumitrans	23.591.101	17,3%	4.090.187
ENTE	199.517.005	21,7%	43.245.595
ERTE	44.785.760	21,7%	9.706.942
ETEP	86.906.931	21,7%	18.835.509
ECTE	84.200.833	8,3%	6.970.657
EBTE	40.614.511	32,3%	13.118.164
ESDE	11.542.416	21,7%	2.501.610
ETSE	19.741.437	8,3%	1.634.316
Light	7.924.732	32,6%	2.581.878
Transchile**	21.396.000	49,0%	10.484.040

RAP TOTAL CEMIG			1.284.658.610	270.685.392

*	Receitas anuais permititidas com vigência entre 1º de julho de 2015 e 30 de junho de 2016.
**	A receita de transmissão da Transchile é dada em Dólar Norte Americano e é corrigida, anualmente, de acordo com o Decreto Nº 163 (http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obrasurgentes.pdf).

FINANCIAL STATEMENTS SEPARATED BY COMPANY AND BY OPERATIONAL SEGMENT

FINANCIAL STATEMENTS SEPARATED BY COMPANY AT JUNE 30, 2016
Item	Holding company	Cemig GT	Cemig D	Gasmig	Cemig Telecom	Sá Carvalho	Rosal	Other subsidiaries	Eliminations / transfers	Total, subsidiaries	Taesa	Light	Madeira	Aliança Geração	Other jointly- controlled entities	Eliminations / transfers	Subsidiaries and jointly- controlled entities
ASSETS	16,806,839	16,878,602	16,578,724	1,993,083	319,448	167,101	148,058	2,619,591	(12,753,215)	42,758,231	4,594,169	4,734,930	2,519,607	1,188,680	5,355,030	(8,241,499)	52,909,148

Cash and cash equivalents	280,338	373,901	759,370	22,298	3,270	6,631	5,650	48,957	—	1,500,415	118,835	214,651	51,076	128,653	176,891	—	2,190,521
Accounts receivable	—	650,565	2,662,897	61,959	15,916	6,372	5,260	47,686	(16,715)	3,433,940	100,540	725,414	31,936	39,822	55,170	(15,838)	4,370,984
Securities – cash investments	90,515	292,487	380,203	60,222	18,744	22,400	21,955	100,197	—	986,723	51,772	—	—	—	72,292	—	1,110,787
Taxes	1,105,860	214,181	1,268,164	53,991	17,596	153	460	2,560	—	2,662,965	270,336	434,080	62,284	5,804	21,268	—	3,456,737
Other assets	986,950	889,125	1,697,188	475,799	5,776	4,947	1,649	34,087	(446,458)	3,649,063	40,791	520,798	141,159	131,133	463,228	(216,120)	4,730,052
Investments, PP&E, Intangible, and Financial assets of concession	14,343,176	14,458,343	9,810,902	1,318,814	258,146	126,598	113,084	2,386,104	(12,290,042)	30,525,125	4,011,895	2,839,987	2,233,152	883,268	4,566,181	(8,009,541)	37,050,067
LIABILITIES AND STOCKHOLDERS’ EQUITY	16,806,839	16,878,602	16,578,724	1,993,083	319,448	167,101	148,058	2,619,591	(12,753,215)	42,758,231	4,594,169	4,734,930	2,519,607	1,188,680	5,355,030	(8,241,499)	52,909,148

Suppliers and supplies	5,915	368,100	955,902	224,158	13,306	10,411	4,823	3,692	(20,558)	1,565,749	14,946	394,889	90,786	18,731	214,771	(73,645)	2,226,227
Loans, financings and debentures	—	8,057,399	7,051,893	301,144	37,323	—	—	4	—	15,447,763	1,800,032	2,207,018	1,489,342	119,633	1,543,081	—	22,606,869
Interest on Equity, and dividends	572,641	350,000	—	45,667	—	—	—	25,467	(420,903)	572,872	1	15,098	—	—	21,156	(36,255)	572,872
Post-retirement obligations	317,823	744,913	2,296,540	—	—	—	—	—	—	3,359,276	—	15,109	—	—	—	—	3,374,385
Taxes	26,242	891,860	1,731,090	296,684	10,282	40,670	2,840	15,711	—	3,015,379	816,209	414,885	41,611	28,561	103,427	—	4,420,072
Other liabilities	2,067,320	1,249,106	1,417,553	164,490	87,399	856	739	10,417	(21,729)	4,976,151	101,219	513,888	143,000	139,040	69,592	(55,208)	5,887,682
STOCKHOLDERS’ EQUITY	13,816,898	5,217,224	3,125,746	960,940	171,138	115,164	139,656	2,564,300	(12,290,025)	13,821,041	1,861,762	1,174,043	754,868	882,715	3,403,003	(8,076,391)	13,821,041

Attributed to controlling stockholders	13,816,898	5,217,224	3,125,746	956,797	171,138	115,164	139,656	2,564,300	(12,290,025)	13,816,898	1,861,762	1,174,043	754,868	882,715	3,403,003	(8,076,391)	13,816,898
Non-controlling stockholder	—	—	—	4,143	—	—	—	—	—	4,143	—	—	—	—	—	—	4,143
NET PROFIT (LOSS)
Net operational revenue	453	3,298,971	5,184,255	569,887	48,950	32,514	29,922	131,298	(90,443)	9,205,807	414,008	1,543,937	128,648	184,801	203,150	(185,510)	11,494,841
Operational costs and expenses	(491,029)	(2,135,844)	(5,155,823)	(505,481)	(47,831)	(15,235)	(11,550)	(17,952)	82,180	(8,298,565)	(54,407)	(1,461,036)	(69,754)	(77,741)	(311,627)	121,608	(10,151,522)

Electricity purchased for resale	—	(1,468,153)	(2,495,624)	—	—	(4,033)	(1,122)	(1,405)	14,227	(3,956,110)	—	(992,973)	(8,075)	(12,718)	(48,848)	130,810	(4,887,914)
Charges for use of the National Grid	—	(147,875)	(436,904)	—	—	—	(1,641)	(107)	60,615	(525,912)	—	—	(31,068)	(8,726)	(6,602)	34,989	(537,319)
Gas bought for resale	—	—	—	(427,009)	—	—	—	—	—	(427,009)	—	—	—	—	—	—	(427,009)
Construction cost	—	(31,634)	(533,039)	(19,060)	—	—	—	—	—	(583,733)	(4,347)	(168,923)	—	—	(2,281)	—	(759,284)
Personnel	(17,157)	(197,865)	(587,896)	(20,271)	(13,122)	(706)	(702)	(5,496)	—	(843,215)	(26,701)	(61,823)	(3,761)	(6,660)	(32,262)	—	(974,422)
Employee profit shares	4,234	(626)	(9,511)	—	—	(72)	(130)	(95)	—	(6,200)	(3,129)	—	—	(1,566)	(67)	—	(10,962)
Post-retirement obligations	(17,808)	(35,575)	(105,894)	—	—	—	—	—	—	(159,277)	—	—	—	—	—	—	(159,277)
Materials	(45)	(7,034)	(17,437)	(812)	(47)	(186)	(105)	(168)	1,929	(23,905)	(4,191)	(9,916)	(733)	(390)	(1,666)	11	(40,790)
Outsourced services	(3,829)	(69,246)	(312,807)	(6,543)	(10,900)	(1,937)	(2,583)	(5,091)	12,153	(400,783)	(11,246)	(81,619)	(5,042)	(15,688)	(25,406)	9,718	(530,066)
Depreciation and amortization	(260)	(94,083)	(243,855)	(26,536)	(16,338)	(2,823)	(2,184)	(5,010)	(7,628)	(398,717)	(886)	(79,502)	(32,349)	(30,907)	(166,340)	(60,193)	(768,894)
Operating provisions	(446,201)	(51,640)	(236,124)	—	354	—	(1)	—	—	(733,612)	62	(63,313)	11,866	642	1,760	—	(782,595)
Other expenses, net	(9,963)	(32,113)	(176,731)	(5,250)	(7,778)	(5,478)	(3,082)	(580)	883	(240,092)	(3,969)	(2,967)	(592)	(1,728)	(29,915)	6,273	(272,990)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	(490,576)	1,163,127	28,432	64,406	1,119	17,279	18,372	113,346	(8,263)	907,242	359,601	82,901	58,894	107,060	(108,477)	(63,902)	1,343,319
Equity method gain (loss)	502,706	(86,061)		—	(15,506)	—	—	—	(387,097)	14,042	514	(31,716)	—	(671)	(11,878)	(16,850)	(46,559)
Financial revenue	71,455	82,785	434,121	7,824	2,195	1,304	1,032	8,544	—	609,260	106,777	(14,245)	11,161	8,815	62,564	—	784,332
Financial expenses	(3,204)	(651,896)	(555,716)	(19,462)	(3,419)	(69)	(13)	(68)	—	(1,233,847)	(223,759)	(50,073)	(75,629)	(11,923)	(93,894)	—	(1,689,125)

Profit before income tax and Social Contribution tax	80,381	507,955	(93,163)	52,768	(15,611)	18,514	19,391	121,822	(395,360)	296,697	243,133	(13,133)	(5,574)	103,281	(151,685)	(80,752)	391,967
Income tax and Social Contribution tax	126,785	(197,312)	15,258	(14,379)	66	(6,275)	(1,555)	(11,954)	—	(89,366)	(43,291)	(6,245)	(3,667)	(26,293)	(15,774)	—	(184,636)

Profit (loss) for the period	207,166	310,643	(77,905)	38,389	(15,545)	12,239	17,836	109,868	(395,360)	207,331	199,842	(19,378)	(9,241)	76,988	(167,459)	(80,752)	207,331

Interest of the controlling stockholders	207,166	310,643	(77,905)	38,224	(15,545)	12,239	17,836	109,868	(395,360)	207,166	199,842	(19,378)	(9,241)	76,988	(167,459)	(80,752)	207,166
Non-controlling stockholder	—	—	—	165	—	—	—	—	—	165	—	—	—	—	—	—	165

	207,166	310,643	(77,905)	38,389	(15,545)	12,239	17,836	109,868	(395,360)	207,331	199,842	(19,378)	(9,241)	76,988	(167,459)	(80,752)	207,331

INFORMATION BY MARKET SEGMENT AT JUNE 30, 2016
Item	Electricity			Telecoms	Gas	Other	Eliminations	Total
	Generation	Transmission	Distribution
ASSETS OF THE SEGMENT	14,935,003	4,845,708	18,078,585	319,448	2,468,380	2,568,787	(457,680)	42,758,231
Additions to the segment	2,097,928	31,634	533,039	18,461	19,060	—	—	2,700,122
Investments in subsidiaries and jointly-controlled entities	6,215,924	2,362,913	1,499,861	—	—	22,085	—	10,100,783
NET REVENUE	2,670,416	761,129	5,184,255	48,950	569,887	61,613	(90,443)	9,205,807
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(1,474,709)	—	(2,495,624)	—	—	(3)	14,226	(3,956,110)
Charges for use of the National Grid	(149,463)	(161)	(436,904)	—	—	—	60,616	(525,912)
Gas bought for resale	—	—	—	—	(427,009)	—	—	(427,009)

Operational costs, total	(1,624,172)	(161)	(2,932,528)	—	(427,009)	(3)	74,842	(4,909,031)
OPERATIONAL COSTS AND EXPENSES
Personnel	(137,414)	(62,380)	(587,896)	(13,122)	(20,271)	(22,132)	—	(843,215)
Employees’ and managers’ profit shares	(213)	(614)	(9,511)	—	—	4,138	—	(6,200)
Post-retirement obligations	(24,528)	(11,047)	(105,895)	—	—	(17,807)	—	(159,277)
Materials	(5,510)	(1,962)	(17,437)	(47)	(812)	(66)	1,929	(23,905)
Outsourced services	(63,812)	(14,644)	(312,807)	(10,900)	(6,543)	(4,230)	12,153	(400,783)
Depreciation and amortization	(111,045)	6,952	(243,855)	(16,338)	(26,536)	(7,895)	—	(398,717)
Operational provisions (reversals)	(46,339)	(5,301)	(236,124)	354	—	(446,202)	—	(733,612)
Construction costs	—	(31,634)	(533,039)	—	(19,060)	—	—	(583,733)
Other operational expenses, net	(37,933)	(2,970)	(176,731)	(7,778)	(5,250)	(10,949)	1,519	(240,092)

Total cost of operation	(426,794)	(123,600)	(2,223,295)	(47,831)	(78,472)	(505,143)	15,601	(3,389,534)
OPERATIONAL COSTS AND EXPENSES	(2,050,966)	(123,761)	(5,155,823)	(47,831)	(505,481)	(505,146)	90,443	(8,298,565)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	619,450	637,368	28,432	1,119	64,406	(443,533)	—	907,242
Equity method gain (loss)	(131,375)	205,066	(42,437)	(15,506)	—	(1,706)	—	14,042
Financial revenues	87,092	2,174	434,121	2,195	7,824	75,854	—	609,260
Financial expenses	(649,533)	(2,478)	(555,716)	(3,419)	(19,462)	(3,239)	—	(1,233,847)

PRE-TAX PROFIT	(74,366)	842,130	(135,600)	(15,611)	52,768	(372,624)	—	296,697
Income tax and Social Contribution tax	(11,354)	(197,661)	15,258	66	(14,379)	118,704	—	(89,366)

NET PROFIT (LOSS)	(85,720)	644,469	(120,342)	(15,545)	38,389	(253,920)	—	207,331

Interest of the controlling stockholders	(85,720)	644,469	(120,342)	(15,545)	38,224	(253,920)	—	207,166
Non-controlling stockholder	—	—	—	—	165	—	—	165

	(85,720)	644,469	(120,342)	(15,545)	38,389	(253,920)	—	207,331

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
4Q13	6,615	4,975	11,591	29
1Q14	6,744	4,464	11,208	29
2Q14	6,646	4,485	11,132	29
3Q14	6,686	4,298	10,984	27
4Q14	6,935	4,201	11,136	29
1Q15	6,780	4,034	10,814	30
2Q15	6,371	3,896	10,268	28
3Q15	6,471	3,803	10,274	29
4Q15	6,850	3,937	10,787	28
1Q16	6,408	4,053	10,460	29
2Q16	6,711	4,497	11,208	29

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Sales to end consumers	4,064	4,313	(6)	8,395	7,702	9
TUSD	436	522	(17)	853	749	14
CVA and Other financial components in tariff adjustment	(531)	212	—	(664)	762	—
Construction revenue	314	241	31	533	443	20
Others	277	324	(15)	573	572	—
Subtotal	4,560	5,612	(19)	9,691	10,228	(5)
Deductions	(2,065)	(2,572)	(20)	(4,506)	(4,123)	9
Net Revenues	2,495	3,040	(18)	5,184	6,105	(15)

Operating Expenses	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Personnel/Administrators/Councillors	300	234	28	588	462	27
Employee Participation	10	40	(76)	10	102	(91)
Forluz – Post-Retirement Employee Benefits	56	42	34	106	84	27
Materials	9	12	(26)	17	22	(22)
Contracted Services	146	176	(17)	313	333	(6)
Purchased Energy	1,220	1,741	(30)	2,496	3,579	(30)
Depreciation and Amortization	122	113	8	244	224	9
Operating Provisions	92	53	72	236	93	153
Charges for Use of Basic Transmission Network	224	205	9	437	400	9
Cost from Operation	314	241	31	533	443	20
Other Expenses	89	122	(27)	177	220	(20)

Total	2,580	2,980	(13)	5,156	5,963	(14)

Statement of Results	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Net Revenue	2,495	3,040	(18)	5,184	6,105	(15)
Operating Expenses	2,580	2,980	(13)	5,156	5,963	(14)
EBIT	(85)	60	—	28	142	(80)
EBITDA	37	173	(79)	272	366	(26)
Financial Result	18	(52)	—	(122)	(116)	(4)
Provision for Income Taxes, Social Cont &	17	(9)	—	15	(20)	—
Net Income	(51)	—	—	(78)	5	—

Cemig GT Tables (R$ million)

Operating Revenues	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Sales to end consumers	875	918	(5)	1,819	1,831	(1)
Supply	624	608	3	1,215	1,416	(14)
Gain on monetary updating of Concession Grant Fee	68	—	—	149	—	—
Transactions in the CCEE	48	700	(93)	52	1,700	(97)
Revenues from Trans. Network	98	81	20	192	162	19
Construction revenue	25	25	(1)	32	56	(44)
Transmission indemnity revenue	561	55	923	592	55	980
Others	7	4	80	14	9	51
Subtotal	2,305	2,391	(4)	4,065	5,228	(22)
Deductions	(359)	(373)	(4)	(718)	(807)	(11)

Net Revenues	1,946	2,018	(4)	3,347	4,421	(24)

Operating Expenses	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Personnel/Administrators/Councillors	101	78	30	198	161	23
Employee Participation	1	23	(97)	1	38	(98)
Forluz – Post-Retirement Employee Benefits	19	13	50	36	25	41
Materials	5	4	13	7	8	(8)
Raw Materials and Supplies Energy Production	—	(3)	—	—	75	—
Contracted Services	34	32	6	70	64	8
Depreciation and Amortization	47	68	(31)	94	144	(35)
Operating Reserves	30	47	(37)	52	42	23
Charges for Use of Basic Transmission Network	74	71	4	148	144	3
Purchased Energy	808	625	29	1,468	1,233	19
Construction Cost	25	25	(1)	32	56	(44)
Other Expenses	10	22	(52)	32	31	3

Total	1,154	1,006	15	2,137	2,021	6

Statement of Results	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Net Revenue	1,946	2,018	(4)	3,347	4,421	(24)
Operating Expenses	(1,154)	(1,006)	15	(2,137)	(2,021)	6
EBIT	792	1,012	(22)	1,210	2,401	(50)
Equity equivalence results	19	(66)	—	(131)	(103)	27
Fair value gain (loss) on stockholding transaction	—	—	—	—	735	—
EBITDA	858	1,015	(15)	1,173	3,176	(63)
Financial Result	(279)	(205)	36	(569)	(417)	36
Provision for Income Taxes, Social Cont & Deferred Income Tax	(160)	(270)	(41)	(199)	(830)	(76)

Net Income	372	472	(21)	311	1,051	(83)

Cemig Tables (R$ million)

Energy Sales (Consolidated)(GWh)	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Residential	2,526	2,386	6	5,017	4,949	1
Industrial	4,672	5,772	(19)	9,510	11,589	(18)
Commercial	1,697	1,564	9	3,385	3,261	4
Rural	960	750	28	1,684	1,544	9
Others	900	834	8	1,737	1,699	2
Subtotal	10,755	11,305	(5)	21,333	23,042	(7)
Own Consumption	10	9	6	19	19	—
Supply	3,110	2,883	8	5,806	6,919	(16)

TOTAL	13,874	14,198	(2)	27,158	29,980	(9)

Energy Sales	2Q16	2Q15	Δ%	1H2016	1H2015	Δ%
Residential	1,936	1,850	5	3,960	3,396	17
Industrial	1,316	1,488	(12)	2,663	2,773	(4)
Commercial	1,122	1,020	10	2,285	1,867	22
Rural	356	343	4	679	597	14
Others	402	421	(4)	811	735	10
Electricity sold to final consumers	5,132	5,121	—	10,398	9,368	11
Unbilled Supply, Net	(174)	70	—	(77)	114	—
Supply	655	628	4	1,207	1,475	(18)

TOTAL	5,613	5,819	(4)	11,528	10,958	5

Operating Revenues	2Q16	2Q15	Δ%	1H2016	1H2015	Δ%
Sales to end consumers	4,973	5,278	(6)	10,279	9,570	7
TUSD	427	521	(18)	837	731	14
Supply	641	541	19	1,249	1,388	(10)
Transactions in the CCEE	49	701	(93)	52	1,712	(97)
CVA and Other financial components in tariff adjustment	(531)	212	—	(664)	762	—
Gain on monetary updating of Concession Grant Fee	68	—	—	149	—	—
Revenues from Trans. Network	75	64	17	148	127	17
Construction revenue	349	266	31	584	500	17
Gas supply	319	425	(25)	697	851	(18)
Transmission Indemnity Revenue	561	55	923	592	55	980
Others	346	382	(9)	707	691	2
Subtotal	7,276	8,444	(14)	14,630	16,386	(11)
Deductions	(2,521)	(3,052)	(17)	(5,424)	(5,144)	5
Net Revenues	4,754	5,392	(12)	9,206	11,242	(18)

Operating Expenses	2Q16	2Q15	Δ%	1H2016	1H2015	Δ%
Personnel/Administrators/Councillors	430	333	29	843	669	26
Employee Participation	6	64	—	6	145	(96)
Forluz – Post-Retirement Employee Benefits	84	58	—	159	115	38
Materials	13	17	(26)	24	31	(24)
Raw materials and inputs for production of electricity	—	(3)	—	—	75	—
Contracted Services	193	214	(10)	401	413	(3)
Purchased Energy	2,025	2,312	(12)	3,956	4,734	(16)
Depreciation and Amortization	200	182	10	399	429	(7)
Operating Provisions	482	230	110	734	273	169
Charges for Use of Basic Transmission Network	267	251	6	526	493	7
Gas bought for resale	189	262	(28)	427	524	(18)
Cost from Operation	349	266	31	584	500	17
Other Expenses	112	161	(30)	240	289	(17)

TOTAL	4,349	4,348	—	8,299	8,690	(5)

Financial Result Breakdown	2Q16	2Q15	Δ%	1H2016	1H2015	Δ%
Financial revenues	390	243	61	609	525	16
Revenue from cash investments	77	54	43	135	93	46
Arrears penalty payments on electricity bills	69	50	36	142	97	47
Exchange rate	29	16	86	44	69	(36)
Monetary updating	20	5	297	67	9	608
Monetary updating—CVA	168	—	—	188	32	481
Taxes applied to Financial Revenue	(27)	—	—	(39)	—	—
Monetary updating of the Financial Asset of the Concession	3	102	(97)	5	194	(97)
Other	52	16	226	67	31	114
Financial expenses	(602)	(494)	22	(1,234)	(1,050)	18
Costs of loans and financings	(479)	(317)	51	(908)	(610)	49
Exchange rate	(0)	(11)	(100)	(17)	(72)	(76)
Monetary updating—loans and financings	(69)	(91)	(24)	(185)	(226)	(18)
Monetary updating—paid concessions	(1)	(1)	—	(3)	(7)	(61)
Charges and monetary updating on Post-employment obligations	(27)	(34)	(22)	(64)	(72)	(11)
Other	(26)	(40)	(36)	(56)	(62)	(10)
Financial revenue (expenses)	(212)	(252)	(16)	(625)	(525)	19

Statement of Results	2Q16	2Q15	Δ%	1H2016	1H2015	Δ%
Net Revenue	4,754	5,392	(12)	9,206	11,242	(18)
Operating Expenses	4,349	4,348	0	8,299	8,690	(5)
EBIT	405	1,045	(61)	907	2,552	(64)
Equity gain in subsidiaries	72	6	1,159	14	96	(85)
Gain on stockholding reorganization	—	—	—	—	735	—
Depreciation and Amortization	200	182	10	399	429	(7)
EBITDA	677	1,233	(45)	1,320	3,812	(65)
Financial Result	(212)	(252)	16	(625)	(525)	(19)
Tax	(63)	(265)	(76)	(89)	(839)	(89)
Net Income	202	534	(62)	207	2,019	(90)

Cash Flow Statement	1H2016	1H2015	Change%
Cash at beginning of period	925	887	4
Cash generated by operations	1,585	970	63
Net profit	207	2,019	(90)
Current and deferred income tax and Social Contribution tax	89	839	(89)
Depreciation and amortization	399	429	(7)
Gain on the Aliança stockholding reorganization	—	(735)	—
Passthrough from CDE	1,005	44	2,163
Equity gain (loss) in subsidiaries	(14)	(96)	85
Provisions (reversals) for operational losses	734	273	169
Dividends received from equity holdings	345	151	128
Interest paid on loans and financings	(1,085)	(847)	28
Other adjustments	(96)	(1,108)	91
Financing activities	95	(705)	114
Financings obtained and capital increase	2,252	3,097	(27)
Interest on Equity, and dividends	(111)	(129)	(13)
Payments of loans and financings	(2,045)	(3,674)	(44)
Investment activity	(1,105)	(395)	180
Securities—Financial Investment	1,524	485	180
Acquisition of ownership interest and future capital commitments	(643)	(394)	63
Financial assets	(1,472)	(56)	2,517
Fixed and Intangible assets	(513)	(429)	19
Cash at end of period	1,500	757	98

Total Cash	2,487	3,435

BALANCE SHEETS (CONSOLIDATED) – ASSETS	06/30/2016	12/31/2015
CURRENT	8,156	9,377
Cash and cash equivalents	1,500	925
Securities	932	2,427
Consumers and traders	3,294	3,764
Financial assets of the concession	998	874
Tax offsetable	193	175
Income tax and Social Contribution tax recoverable	386	306
Dividends receivable	34	62
Linked funds	1	—
Inventories	41	37
Passthrough from CDE (Energy Development Account)	64	72
Other credits	712	735
NON-CURRENT	34,579	31,503
Securities	54	84
Consumers and traders	139	134
Tax offsetable	254	258
Income tax and Social Contribution tax recoverable	177	206
Deferred income tax and Social Contribution tax	1,653	1,498
Escrow deposits in legal actions	1,874	1,813
Other credits	923	868
Financial assets of the concession	5,091	2,660
Investments	10,078	9,768
PP&E	3,849	3,940
Intangible assets	10,487	10,275

TOTAL ASSETS	42,735	40,880

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	06/30/2016	12/31/2015
CURRENT	11,385	13,086
Suppliers	1,566	1,901
Regulatory charges	433	517
Profit shares	16	114
Taxes	672	740
Income tax and Social Contribution tax	13	11
Interest on Equity, and dividends, payable	573	1,318
Loans and financings	4,619	6,300
Payroll and related charges	276	221
Post-retirement liabilities	186	167
Other obligations	1,353	551
Provisions for losses on investments	1,679	1,245
NON-CURRENT	17,552	14,795
Regulatory charges	303	226
Loans and financings	10,829	8,866
Taxes	740	740
Income tax and Social Contribution tax	854	689
Provisions	785	755
Post-retirement liabilities	3,173	3,086
Provisions for losses on investments	174	148
Other obligations	693	285
STOCKHOLDERS’ EQUITY	13,794	12,995
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	5,285	4,674
Adjustments to Stockholders’ equity	61	102
Retained earnings	229	—
NON- CONTROLLING STOCKHOLDER´S EQUITY	4	4
TOTAL LIABILITIES	42,735	40,880

23. EARNINGS RELEASE: 3Q 2016 RESULTS

PUBLICATION OF RESULTS

CEMIG REPORTS

3Q16 EBITDA

OF R$ 1.193 BILLION

Main factors in the quarter:

◾	Change in profile of allocation of supply in 2016

◾	Significantly lower sales of gas to industry and thermal generation plants

◾	Reversal, of R$ 167 million, in the provision for options on the investment in Parati due to adoption of the Black-Scholes method to measure fair value of the option

Indicators (GWh)	3Q16	3Q15	Change %
Electricity sold (excluding CCEE)	13,841	13,356	3.63

Indicators – R$ ’000	3Q16	3Q15	Change %
Sales on the CCEE	87,198	173,791	(49.83)
Net debt	13,629,868	11,731,593	16.18
Gross revenue	7,404,163	7,947,161	(6.83)
Net revenue	4,894,293	4,783,876	2.31
Ebitda (IFRS)	1,192,614	647,198	84.27
Net profit in the quarter	433,502	166,954	159.65
Earnings per share	0.34	0.13	161.54
Ebitda margin	24.38	13.53%	10.85p.p.

Conference call

Publication of 3Q16 results

Video webcast and conference call

November 16, 2016 (Wednesday) : 2 PM, Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Telephone: (+55-11) 2188-0400 Password: CEMIG Português Available from November 16 to November 30, 2016

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: (+55-31) 3506-5024

Fax: (+55-31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Fabiano Maia Pereira

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

◾	Manager, Investor Market

Robson Laranjo

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

Cemig stock price performance

Security	Ticker	Currency	Close of September 30, 2016	Close of June 30, 2016	Change in the period %
Cemig PN	CMIG4	R$	8.58	7.28	17.86%
Cemig ON	CMIG3	R$	8.56	7.10	20.56%
ADR PN	CIG	US$	2.59	2.21	17.19%
ADR ON	CIG.C	US$	2.82	2.20	28.18%
Ibovespa	Ibovespa	—	58,367	51,526	13.28%
IEEX	IEEX	—	36,307	30,786	17.93%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 10.17 billion in the first nine months of 2016, a daily average of R$ 54.08 million. Adding the volume traded in its common (ON) and preferred (PN) shares, Cemig was the company with the highest stock trading liquidity in the Brazilian electricity sector in the period, and among the most traded in the Brazilian market as a whole.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in first nine months of 2016 was US$ 1.83 billion: we see this as reflecting recognition by the investor market – and maintaining Cemig’s position as a global investment option.

The São Paulo stock exchange (Bovespa) index – the Ibovespa – was up 13.28% in the third quarter, closing the quarter at 58,367 points. The price of Cemig’s preferred shares outperformed the principal Brazilian stock index with a rise of 17.86% in the quarter, and was in line with the index for the Brazilian electricity sector, which rose 17.93%. The common shares rose 20.56%.

Cemig’s long-term ratings

These tables show credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	A (bra)	Negative	A (bra)	Negative	A (bra)	Negative
S&P	brA	Negative	brA	Negative	brA	Negative
Moody’s	Baa1.br	Negative	Baa1.br	Negative	Baa1.br	Negative

Global Ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
S&P	BB-	Negative	BB-	Negative	BB-	Negative
Moody’s	B1	Negative	B1	Negative	B1	Negative

Note: Fitch gives only Brazilian – not global – ratings.

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

Consolidated – R$ ’000	3Q16	3Q15	Change %
REVENUE	4,894,293	4,783,876	2.31
OPERATING COSTS
Personnel	(373,986)	(318,057)	17.58
Employees’ and managers’ profit shares	(24,217)	(62,158)	(61.04)
Post-retirement obligations	(89,306)	(57,609)	55.02
Materials	(17,057)	(21,560)	(20.89)
Raw materials and inputs for production of electricity	(8)	(6,532)	(99.88)
Outsourced services	(201,023)	(204,826)	(1.86)
Electricity purchased for resale	(2,170,348)	(2,534,554)	(14.37)
Depreciation and amortization	(202,480)	(200,123)	1.18
Operating provisions	19,375	(151,424)	—
Charges for use of the National Grid	(215,504)	(274,972)	(21.63)
Gas bought for resale	(196,494)	(265,694)	(26.04)
Infrastructure construction costs	(334,122)	(279,701)	19.46
Other operational expenses, net	(132,206)	(118,547)	11.52

TOTAL COST	(3,937,376)	(4,495,757)	(12.42)
Equity method gain (loss)	33,218	164,044	(79.75)
Fair value gain (loss) on stockholding transaction	—	(5,088)	—
Operational profit before Financial income (expenses) and taxes	990,135	447,075	121.47
Financial revenues	232,569	315,204	(26.22)
Financial expenses	(654,168)	(595,957)	9.77

Profit before income tax and Social Contribution tax	568,536	166,322	241.83
Current and deferred income tax and Social Contribution tax	(135,034)	632	—

NET PROFIT FOR THE PERIOD	433,502	166,954	159.65

Interest of the controlling stockholders	433,397	166,863
Interest of non-controlling stockholder	105	91

NET PROFIT FOR THE PERIOD	433,502	166,954

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (Cemig Generation and Transmission, or ‘Cemig GT’), and wholly-owned subsidiaries: Horizontes Energia, Termelétrica Ipatinga (up to January 2015), Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia (up to March 2015),

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	and sales made in the wholesale trading market (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group),:

In 3Q16 the Cemig group sold a total volume of 13,841 GWh, which was 3.63% more than in 3Q15.

Sales of electricity to final consumers (excluding Cemig’s own consumption) totaled 10,826 GWh, or 4.32% less than in 3Q15.

Overall, electricity consumption has been affected since 1Q15 by adverse Brazilian political and economic circumstances; and, in the captive market, by the successive increases in electricity rates charged to consumers, associated with application of the ‘Tariff Flag’ system, resulting in significant increases in consumers’ electricity bills.

Sales to distributors, traders, other generating companies and independent power producers in 3Q16 totaled 3,007 GWh – 47.92% more than in 3Q15.

In September 2016 the Cemig group invoiced 8,228,889 clients – a growth of 2.1% in the consumer base since the end of September 2015, Of these, 8,228,062 are final consumers, including Cemig’s own consumption; and 74 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the quarter, by consumer category:

Consolidated	MWh		Change, %	Average price 3Q16 R$	Average price 3Q15 R$
	3Q16	3Q15
Residential	2,389,353	2,363,902	1.08	778.08	806.64
Industrial	5,031,850	5,695,265	(11.65)	274.17	264.79
Commercial, Services and Others	1,522,936	1,482,339	2.74	647.15	677.50
Rural	1,015,555	928,036	9.43	388.46	442.70
Public authorities	208,314	209,647	(0.64)	617.59	677.37
Public lighting	338,892	333,947	1.48	380.70	446.91
Public service	318,605	301,214	5.77	427.07	491.71

Subtotal	10,825,505	11,314,350	(4.32)	463.03	465.72

Own consumption	8,528	8,808	(3.18)	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	3,006,675	2,032,579	47.92	225.28	218.48

Total	13,840,708	13,355,737	3.63	418.16	422.35

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients by Cemig D, and electricity transported for Free Clients and distributors with access to Cemig D’s networks, totaled 10,797 GWh in 3Q16, or 5,09 more than in 3Q16.

This result reflects higher use of the network by Free Clients – an increase of 16,30% compared to 3Q15.

In September 2016 Cemig D was invoicing 8,227,191 captive clients.

Cemig D	Number of clients		Change, %
	3Q16	3Q15
Residential	6,663,027	6,510,314	2.35
Industrial	74,768	75,365	(0.79)
Commercial, Services and Others	717,977	714,981	0.42
Rural	689,765	677,567	1.80
Public authorities	64,141	63,367	1.22
Public lighting	5,250	3,999	31.28
Public service	12,263	10,729	14.30

Total	8,227,191	8,056,322	2.12

Comments on the various consumer categories:

Residential

Consumption by residential consumers totaled 2,389 GWh, or 1.08% more than in 3Q15.

Industrial

Electricity used by captive industrial clients was 7.33% of the volume of electricity distributed by Cemig D, and totaled 791 GWh in 3Q16 – a reduction of 15.94% when compared to 3Q15.

This is in line with the continuing retraction of economic activity both in Minas Gerais and in the whole of Brazil, and the performance of the international market,

Electricity transported for Free Clients was 40.97% of the volume of electricity distributed by Cemig D, totaling 4,423,552 MWh in 3Q16, or 16.30% more than in 3Q15 – as a result of resumption of activity in the Metallurgy and Ferro-alloys sector.

The electricity market of Cemig GT

Cemig GT’s sales volume was affected by the termination of concessions of some plants, As from this termination, the output of these plants was redirected to the Physical Guarantee Quota regime, with settlement on the spot market.

Since September 15, 2015 the São Simão Plant has been serving the Regulated Market in accordance with the ‘quota’ regime, under the requirements of Ministerial Order 432/2015. The revenues that the company recognizes from that plant are, currently, only the revenues from provision of the services of operation and maintenance of the plant.

Cemig GT’s market comprises sales of power as follows:

(I)	In the Free Market (Ambiente de Contratação Livre, or ACL) to Free Clients, either located in Minas Gerais or in other States;

(II)	to other agents in the electricity sector – traders, generators and independent power producers (in the Free Market); and

(III)	to electricity distributors (in the Regulated Market);

(IV)	and sales in the CCEE (Wholesale Electricity Market).

The total supply billed by Cemig GT in 3Q16 was 7,281 GWh, which was 8.09% less than in 3Q15.

Cemig GT	MWh		Change, %
	3Q16	3Q15
Free Clients
Industrial	4,039,479	4,557,126	(11.36)
Commercial	212,847	88,009	141.85
Free Market – Free contracts	2,427,309	1,153,907	110.36
Regulated Market:	566,118	852,022	(33.56)
Regulated Market – Cemig D	35,441	85,271	(58.44)

Total	7,281,194	6,736,335	(5.36)

The number of clients billed by Cemig GT was 74.91% higher than in September 2015, totaling 934, Of these: 861 were industrial and commercial clients; 46 were distribution companies; and 27 were companies in the category of traders, generators and independent power producers.

Free Clients in the industrial and commercial categories consumed 4,252 GWh in 3Q16 – down 8.46% year-on-year, due to the contraction of economic activity.

Sales and trading transactions in electricity with other agents of the electricity sector in the Free Market lead to selling opportunities, which lead to short-term sales contracts, In 3Q16 total sales of electricity were 2,427 GWh, or 110.36% more than in 3Q15.

Physical totals of transport and distribution – MWh

Description	MWh		Change %
	3Q16	3Q15
Total energy carried	12,590,397	11,994,627	4.97
Electricity transported for distributors	95,111	94,820	0.31
Electricity transported for free clients	4,379,423	3,799,314	15.27
Own load
Consumption by captive market	6,364,941	6,470,646	(1.63)
Losses in distribution network	1,750,922	1,629,847	7.43

Consolidated operational revenue

Revenue from supply of electricity

Total revenue from supply of electricity to final consumers in 3Q16 was R$ 5,788 million, or 2.60% more than the total revenue of R$5,641 million in 3Q15.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 3Q16 was R$ 5,026 million, or 4.90% less than the figure for 3Q15, of R$ 5,285 million.

The main factors affecting revenue in 3Q16 were:

◾	the Annual Tariff Adjustment, with average effect on consumer tariffs of 3.78%, effective from May 28, 2016;

◾	volume of electricity sold to final consumers 4.32% lower year-on-year; and

◾	lower revenue received under the ‘flag tariff’ system: a negative amount (i.e. a reversal) of R$ 429,000 in 2016, compared to a total revenue of R$ 348 million in 2015. This reflected the change in the applicable ‘flag’ – it was ‘red’ in 3Q15, and ‘green’ in 3Q16 – i.e. the amount received was higher in the previous year.

	R$		Change %	Average price 3Q16 R$	Average price 3Q15 R$	Change %
	3Q16	3Q15
Residential	1,859,109	1,906,812	(2.50)	778.08	806.64	(3.54)
Industrial	1,379,561	1,508,064	(8.52)	274.17	264.79	3.54
Commercial, Services and Others	985,574	1,004,288	(1.86)	647.15	677.50	(4.48)
Rural	394,504	410,839	(3.98)	388.46	442.70	(12.25)
Public authorities	128,652	142,009	(9.41)	617.59	677.37	(8.83)
Public lighting	129,015	149,245	(13.55)	380.70	446.91	(14.82)
Public service	136,068	148,111	(8.13)	427.07	491.71	(13.15)

Subtotal	5,012,483	5,269,368	(4.88)	463.03	465.72	(0.58)
Supply not yet invoiced, net	13,261	15,602	(15.00)	—	—	—
Wholesale supply to other concession holders (*)	677,340	444,084	52.53	225.28	218.48	3.11
Wholesale supply not yet invoiced, net	84,484	(88,244)	—	—	—	—

Total	5,787,568	5,640,810	2.60	418.16	422.35	(0.99)

Revenue from Use of Distribution Systems (the TUSD charge)

The revenue of Cemig D (Distribution) from the TUSD in 3Q16 was R$ 552 million, compared to R$ 446 million in 3Q15. This difference mainly reflected volume of electricity transported 16.30% higher – which was in turn mainly due to resumption of production by the ferro-alloys sector in 2016.

Revenue from transactions in the Wholesale Trading Market (CCEE)

Revenues from Transactions in the Wholesale Electricity Market (CCEE) in 3Q16 was R$ 87 million, compared to R$ 174 million in 3Q15 – a reduction of 49.83% year-on-year. This is mainly due to (a) the spot price (Preço de Liquidação de Diferenças, or PLD) being 43.57% lower year-on-year in the wholesale market (at R$ 115.01/MWh in 2016 compared to R$ 203.82/MWh in 2015); and (b) the lower volume of electricity available for settlement in the wholesale market in 2016, mainly because of the output from the São Simão Plant being allocated to serve the Regulated Market under the ‘quota’ regime, as from September 16, 2015. The revenues that the company recognizes from that plant are, currently, only the revenues from provision of the services of operation and maintenance of the plant.

Supply of gas

The Company reported revenue from supply of gas 18.20% lower year-on-year in 3Q16, at R$ 340 million, compared to R$ 415 million in 3Q15, mainly due to the lower volume of gas sold (238,440m³ in 3Q16, compared to 330.557m³ in 3Q15).

Market (‘000 m3/day)	2012	2013	2014	2015	9M16

Residential	—	0.17	0.72	1.04	2.62
Commercial	24.73	20.38	23.15	22.42	23.60
Industrial	2,740.00	2,734.95	2,849.24	2,422.78	2,127.84
Other	114.09	106.33	99.64	119.87	118.25

Total market excluding thermal plants	2,878.82	2,861.83	2,972.75	2,566.11	2,272.30
Thermal	746.09	1,214.50	1,223.99	1,309.13	441.32

Total	3,624.91	4,076.33	4,196.74	3,875.24	2,713.62

Thermal plants: Due to the lower demand for electric power and the higher level of the reservoirs than in previous years (especially 2014 and 2015), demand for supply from the thermoelectric plants – which had been dispatched uninterruptedly since 2012 – is now lower.

The industrial sector, which is the most important client for Gasmig, was another contributor to lower total volume in the first nine months of the year – at 15% less than in 9M15. In the comparison between 3Q15 and 3Q16, the reduction was 4%.

Supply of gas to the residential market, which began in 2013, totaled 10,064 households invoiced in June 2016 – compared to 3,820 on December 31, 2015.

Transmission indemnity revenue

In 3Q16, the Company recognized revenue of R$ 100,000 million, compared to R$ 6 million in 3Q15.

One factor affecting the amounts recorded in 2016 was Mining and Energy Ministry (MME) Ministerial Order 120, which laid down that the amount of the indemnity owed should be made up of (i) a portion of Remuneration, and (ii) a portion of Depreciation (known as ‘QRR’ – Quota de Reintegração Regulatória, or Regulatory Reintegration Quotient’), updated by the IPCA inflation index and taking into account the ‘cost of own capital’. Up to May 2016, monetary updating was by the IGP-M index, based on the value of the indemnity.

The Ministerial Order still requires certain decisions and definitions, and as a result Public Hearing 068/2016 was opened on October 14, 2016 to obtain input proposals for improvement of the regulations for calculation of cost of capital to be added to the RAP (Permitted Annual Revenue) of the transmission concession holders. The period for sending of contributions runs from October 14, 2016 to November 14, 2016.

Considering that Ministerial Order 120 specifies that cost of capital is to comprise two portions – Remuneration and Depreciation (QRR), the Company, based on the best information available, made the necessary adjustments, arriving at the following values for indemnity:

R$ ’000
Regulatory Remuneration Base (BRR) – Dispatch 2181 or 2016	1,177,488
Amount of the indemnity received so far	(285,438)

Net value of the assets for purposes of indemnity	892,050
Updating in accordance with MME Order 120/16 – IPCA index/cost of own capital – Jan. 2013 to Sep. 2016	854,290

Total indemnity	1,746,340

For new assets – improvements, and strengthening of facilities – implemented by the transmission concession holders, Aneel calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with a methodology specified in the Tariff Regulation Procedures (Procedimentos de Regulação Tarifária, or Proret).

CVA and Other financial components in tariff adjustment

The balance of the difference between (i) actual non-manageable costs – in which CDE and energy purchased are important components – and (ii) the costs that were used as the basis for deciding the tariffs represents the amounts that will be passed through in the next following tariff adjustments of Cemig D. Cemig D accounted realization of R$ 273 million in 3Q16, compared to accrual of R$ 544 million in 3Q15. This variation is mainly due to the lower costs of electricity acquired in auctions in 2016, in relation to the costs used as a basis for tariffs.

Sector / Regulatory charges – deductions from revenue

The sector charges that are reported as deductions from revenue totaled R$ 2,510 million in 3Q16, or 20.64% less than their total of R$ 3,163 million in 3Q15.

Global Reversion Reserve (RGR)

Cemig GT applied to Aneel for a review of the amounts paid as quota for the RGR for the business years 2010, 2011 and 2012, due to undue accounting of the deemed cost in Fixed assets in service. In its Technical Note No. 162/2016 of September 23, Aneel accepted the Company’s request for recalculation of the amounts, and the result was a total of R$ 119 million returnable. Since part of this amount has already been accounted, the gross effect, in September, was a recovery of expense in the amount of R$ 50 million.

Consumer charges – the ‘Flag Tariff’ system

Lower expenses under the ‘Flag Tariff’ system: the ‘Green Flag’ was in force in 3Q16, while the ‘Red Flag’ was in force in 3Q15. In 3Q16 there was a reversal of R$ 430,000 in Consumer Charges relating to the Flag Tariff, which compares with a deduction from revenue of R$ 348 million in 3Q15.

Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 3,937 million in 3Q16, or 12.43% less than in 3Q15 (R$ 4,496 million).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 3Q16 was R$ 2,170 million, or 14.37% less than in 3Q15 (R$ 2,535 million). The main factors in the higher figure are:

Cemig D:

◾	Expenses on electricity acquired at auctions 32.91% lower, at R$ 672 million in 3Q16, vs. R$ 1,002 million in 3Q15, mainly due to some of the thermoelectric plants being deactivated in 2016 due to the improvement in the level of the reservoirs of the hydroelectric plants in the system, with a resulting reduction in the expense on fuel for those plants.

◾	Expense on electricity from Itaipu Binacional 43.41% lower year-on-year, at R$ 273 million in 3Q16, compared to R$ 483 million in 3Q15. This change basically reflects the lower tariff: this tariff was US$38.07/kW-month in 2015, and US$ 25.78/kW-month from January 2016.

◾	The cost of purchases of supply in the spot market was 27.46% lower – at R$ 192 million in 3Q16, vs. R$ 264 million in 3Q15) – reflecting the lower cost of electricity in the wholesale market in 2016.

Cemig GT:

The expense on electricity bought for resale in 3Q16 was R$ 824 million, or 10.16% more than in 3Q15 (R$ 748 million). This mainly reflects electricity purchased for resale 27.99% higher in 2016 (5,103 GWh) than in 2015 (3,987 GWh), partially offset by average price per MWh 13.92% lower in 2016 (R$ 161.39, compared to R$ 187.49 in 2015).

Operating provisions

Operational provisions in 3Q16 comprised a reversal of R$ 19 million – vs. an expense of R$ 151 million in 3Q15. The change mainly arises from reversal, of R$ 167 million, in the provision for options on the investment in Parati S.A. – Participações em Ativos de Energia Elétrica S.A. (‘Parati’).

Provision for loss on investments – Put option in Parati

For the purposes of determination of the method to be used in measuring the fair value of this option, the Company, up to the first quarter of 2016, observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than daily exchange trading averages. Thus, the Company had adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the interim reporting date, at the effective rate of 7.5% p.a. (discounting inflation effects). As a result of the changes in the Stockholders’ Agreement of Parati in the second quarter of 2016, with consequences for the conditions and periods for exercise of the put option, the Company then began to use the Black & Scholes method for measurement of the fair value of the options, which resulted in a larger provision in 2Q16 and a reversal of R$ 167 million in 3Q16.

Notice of intention to exercise put option

On September 6, 2016 Cemig received from Banco BTG Pactual (‘BTG Pactual’) a Notice of Intention to Exercise a Put Option, giving irrevocable notice of exercise of BTG Pactual’s right to sell to Cemig 153,634,195 preferred shares held by Pactual in Parati (‘Shares subject of the Put Option’). This exercise of option was under the ‘First Exercise Window’ specified in Clauses 6.1 and 6.2 of the Stockholders’ Agreement of Parati, signed on April 11, 2011 between Cemig, Banco Santander (Brasil) S.A., BV Financeira S.A. – Crédito, Financiamento e Investimento, BB – Banco de Investimento S.A., and Banco BTG Pactual S.A., with Parati as consenting party (‘the Parati Stockholders’ Agreement’), as amended. Cemig has until November 30, 2016 to effect the acquisition of the shares or indicate a third party which will do so.

Exercise of BTG Pactual’s put option

Amount of the Company’s exposure

Based on the studies made, a liability of R$ 1,513 million is recorded in the holding company (Companhia Energética de Minas Gerais), for the difference between the exercise price and the estimated fair value of the assets.

In the calculation of the fair value of the option based on the Black-Scholes-Merton model the following variables are taken into account: the exercise price; the market closing price of the stock of Light on September 30, 2016 (as a proxy for the value of the indirect interest held by the direct stockholders of Parati in Light); the risk-free interest rate; the volatility of the price of the subject asset; and the time to maturity of the option.

The Company has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 7.9% p.a. and 17.6% p.a., and for volatility between 15% and 60% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 1,497 million and R$ 1,531, respectively.

Personnel

Personnel expenses were R$ 374 million in 3Q16, compared to R$ 318 million in 3Q15, an increase of 17.58%. This arises mainly from the following factors:

◾	Salary increases, under the Collective Work Agreement, of 10.33%, as from November 2015.

◾	Recognition, in 3Q16, of an expense of R$ 29 million on the voluntary retirement plan.

Gas purchased for resale

The expense on gas bought for resale in 3Q16 was R$ 196 million, or 26.04% less than in 3Q15 (R$ 265 million). This is basically due to a lower quantity of gas purchased (234,926m³ in 3Q16, compared to 330,606m³ in 3Q15) – reflecting Brazil’s economic recession, which affected the industrial market, and also led to gas-fired thermoelectric generation plants being taken out of production.

Equity gain (loss) in subsidiaries

In 3Q16 the Company posted a net equity method gain of R$ 33 million, which compares with a net gain of R$ 164 million in 3Q15. The difference mainly reflects the interest in Renova which had an equity method result of R$ 26 million negative in 3Q16, compared to a gain of R$ 119 million in 3Q15.

Renova Energia:

On September 30, 2016 Renova had consolidated current liabilities over current assets of R$ 1.451 billion; and it has continued to present operational losses and negative cash flow. The main reasons for this situation are:

(i)	transactions to purchase supply of electricity, to honor commitments related to the delays in wind farms coming into operation;

(ii)	significant investments that are being allocated in construction of the Alto Sertão III wind farm complex; and

(iii)	delay in release of a long-term financing agreement with the BNDES.

The management of Renova is taking a range of measures to rebalance its liquidity structure and cash flow. These actions and the Company’s plan are as follows: significant restructuring of administrative expenditure is in progress, with reduction of the Company’s administrative and operational structure, and a long-term financing contract with the BNDES; the Company is finalizing understandings for signature of a long-term financing contract for approximately R$ 930 million.

Financial revenue (expenses)

Cemig reports net financial expenses of R$ 422 million in 3Q16, compared to net financial expenses of R$ 281 million in 3Q15. The main factors are:

◾	Lower gain from updating of the Remuneration Base of Assets (BRR): R$ 1 million in 3Q16, compared to R$ 89 million in 3Q15. This reflects the reduction in the BRR of Cemig D after the renewal of the concession contract in December 2015.

◾	Charges for loans and financings were 39.17% higher, at R$ 525 million in 3Q16, compared to R$ 377 million in 3Q15. This is mainly due to the higher debt indexed to the CDI rate in 2016.

EBITDA

Cemig’s consolidated Ebitda was 84.27% higher in 3Q16 than 3Q15. This was mainly due to: lower expenses with energy purchased and the reversal, of R$ 167 million, in the provision for options on the investment in Parati.

Ebitda – R$ ’000	3Q16	3Q15	Change, %
Results for the first half of 2016 (1H16)	433,501	166,954	159.65
+ Income tax and Social Contribution tax	135,034	–632	—
+ Net financial revenue (expenses)	421,599	280,753	50.17
+ Depreciation and amortization	202,480	200,123	1.18

= EBITDA	1,192,614	647,198	84.27

DEBT

The Company’s consolidated total debt on September 30, 2016 was R$ 16,269 million, or 7.88% higher than at December 31, 2015.

Settlement of loans – Cemig D

On October 21, 2016 Cemig D settled two Commercial Credit Notes (and their amendments) contracted with Banco do Brasil S.A. with final maturities in April 2018, paying a total of: R$ 600 million of principal, plus interest of R$ 25 million calculated up to the date of settlement. The payment was made from the Company’s own funds.

Debt position on October 5, 2016

The balance of debt becoming due up to December 31, 2016 will be paid using the Company’s own funds.

Payment of loans – Cemig GT

On October 24, 2016 Cemig GT made payment, to Banco do Brasil S.A., of the installments of two Fixed Credit Contracts, in the amount of R$ 286 million, and Bank Credit Notes in the amount of R$ 430 million, totaling R$ 716 million. The payments were made with funds from a new lending transaction, also with Banco do Brasil S.A., and complemented with the Company’s own funds.

Issue of Bank Credit Note

On October 24, 2016 Cemig GT issued a Bank Credit Note in favor of Banco do Brasil, in the total amount of R$ 600 million, for the purpose of making payments and/or amortization of transactions entered into with Banco do Brasil itself. This loan has an annual interest rate of 132.90% of the CDI rate, and will be paid in four half-yearly

Debt position on October 5, 2016

Monetization of units in Taesa

On May 31, 2016 Cemig and Fundo de Investimento em Participações Coliseu, as direct (controlling) stockholders of the Cemig affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), signed a Commitment Undertaking, changing some of the terms of the Stockholders’ Agreement of the company (which they signed on December 28, 2009 and amended on April 20, 2010), removing the condition of being bound by the Agreement from the following shares as from May 31, 2016:

(a)	77,525,322 common and 155,050,644 preferred shares in Taesa owned by Cemig;

(b)	75,000,000 common shares in Taesa owned by Coliseu.

This agreement changed the numbers of shares bound by the Stockholders’ Agreement to the following:

(a)	215,546,907 common shares owned by Cemig, and

(b)	153,775,790 common shares owned by Coliseu,

– together comprising a total of 57.64% of the common stock of Taesa on May 31, 2016.

The Board of Directors approved a proposal for monetization of 40,702,230 Units – comprising 40,703,230 common shares and 81,404,460 preferred shares owned by Cemig in Taesa. All these shares are outside the controlling stockholding block.

On October 24, 2016 the Public Offering was settled, at a price of R$ 19.65 per unit.

Following the settlement, Cemig is the owner of 252,369,999 (two hundred fifty two million three hundred sixty nine thousand nine hundred ninety nine) common shares in the Company, (forty-two point seven two per cent of the Company’s voting stock), and 73,646,184 (seventy three million six hundred forty six thousand one hundred eighty four) preferred shares in Taesa, which with the common shares jointly represents an aggregate 31.54% (thirty-one point five four per cent) of the Company’s share capital. The Units in circulation (other than those held by FIP Coliseu, by Cemig, by the Company’s managers and the shares held in treasury) are now 53.58% (fifty three point five eight per cent) of the Company’s total share capital, and 31.24% (thirty-one point two four per cent) of the Company’s total voting stock.

	APÓS Follow-on
	Acionista	Qtde. Ações Ordinárias	Qtde. Ações Preferenciais	Qtde. Total de Ações	Total de Ações (%)
Bloco de controle	FIP Coliseu	153.776	—	153.776	14,88

	CEMIG	215.547	—	215.547	20,86
	CEMIG (em garantia)	36.823	73.646	110.469	10,69

	Mercado	184.568	369.136	553.704	53,58
	Total	590.714	442.782	1.033.496	100,00

THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

Cemig – generation portfolio, in MW*
Stage	Hydro plants	Small Hydro Plants	Wind	Solar	Thermal plants	Total
In operation	7,469	257	158	31	144	8,059
Under construction/contracted	1,595	29	658	45	—	2,327
In development:	10,802	—	392	42	1,000	12,236

Total	19,866	286	1,208	118	1,144	22,622

*	The amounts refer only to direct or indirect equity interests held by Cemig on September 30, 2016.

Destaques do 3T16:

The Belo Monte Hydroelectric Plant

The second rotor started commercial operation in June, adding 611 MW of generating capacity. The plant’s total generating capacity will be 11,233 MW.

DEFAULT

In 2015, to achieve economic and financial equilibrium for the companies of the sector, and synchronization between tariffs and the real variable costs of electricity, Aneel implemented the system of ‘Tariff Flags’, and also ruled an Extraordinary Tariff Increase, in March. These measures had an impact on electricity rates, since they involved a pass-through of costs to final consumers.

In this context of an exceptional increase in electricity rates, Cemig has seen an increase in amounts invoiced that are not paid by final consumers, and this has resulted in growth in the stock of debt to levels higher than the average of recent months.

The situation has been further complicated by Brazil’s entering a period of financial stress, and its most significant consequence, increase in the rate of unemployment.

In this context, the average level of default during the month of September 2016 was more than 27% higher than in September 2015. This increased percentage of default has had a negative effect on Cemig’s cash flow.

Due to the present economic context, default has remained at a level that is high for the Company. The rate of default in September was 4.37%.

The Company uses various tools of communication and collection to prevent increase in default. These include telephone contact, sending of e-mails, use of text messages, and collection letters. We are also making efforts with the credit protection services – Serasa and the Store Operators’ Association (Câmara de Dirigentes Lojistas, or CDL) – to register these arrears on their records for defaulting clients; and we are also using disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice to the defaulting consumer.

A campaign of negotiation is planned for the month of August which will use differentiated rules for negotiation of the debits owed by low voltage clients. This aims to recover revenue, and contain the occurrence of default, and fraud.

Electricity losses – 3Q16

Control of electricity losses is one of Cemig D’s strategic objectives, and the Company has a structure dedicated to this – its Distribution Losses Measurement and Control Management Unit. Compliance with the objective is monitored monthly through the Total Distribution Losses Index (Índice de Perdas Totais da Distribuição, or IPTD): the result at September 30, 2016 was 13.52% – compared to a regulatory target of 10.48% by the end of 2017. In the decision on the regulatory target, taken during the 3rd Tariff Review Cycle, the regulator, Aneel, made significant changes in the method of calculation of technical losses, imposing extremely challenging limits for Cemig D. Total losses are composed of technical losses plus non-technical losses. The indicators for measurement are the PPTD (Distribution Technical Losses Percentage – percentual de perdas técnicas da distribuição), and the PPNT (Distribution Non-technical Losses Percentage – or percentual de perdas não técnicas da distribuição). The projected result for the PPTD on September 30, 2016 was 9.56%, for a regulatory target of 7.84%, and the projected result for the PPNT was 3.96%, for a regulatory target of 2.64%.

Aneel measures non-technical losses with reference to the low-voltage market. Taking this into account, the result for the PPNT in relation to the low voltage market as invoiced at September 30, 2016 was 10.46%, for a regulatory target of 7.63% (2.83% above the limit set by the Regulator).

Sale of stockholding interest relating to Transchile

On September 12, 2016, Cemig signed a share purchase agreement for sale of the whole of its stockholding interest relating to Transchile Charrúa Transmisión S.A. – corresponding to 49% of the share capital – to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., for US$56.6 million. On October 6, 2016, all of the shares in Transchile Charrúa Transmisión S.A. held by Cemig, corresponding to 49% (forty nine percent) of the total capital, were transferred to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., and the sale completed R$ 180 million – representing a gross gain of R$ 132 million.

Appendices

SPCs of Cemig GT – Aneel Auction 012/2015

In June, 2016, title to Concession Contracts 08 to 16/2016, relating to the Auction won by Cemig GT on November 25, 2015, was transferred to the related specific-purpose companies (SPCs), wholly-owned subsidiaries of Cemig GT, as follows:

Stockholding structure

Generating plants – March, 2016

Plant	Type	Company	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit (MW)*	Assured Energy (average MW)*	Year Concession or Authorization Expires
São Simão	Hydroelectric	CEMIG GT	100.0%	1,71000	1,281.00	1,710.00	1,281.00	1/11/2015
Emborcação	Hydroelectrlc	CEMIG GT	100.0%	1,192.00	497.00	1,192.00	497.00	7/23/2025
Nova Ponte	Hydroelectric	CEMIG GT	100.0%	510.00	276.00	510.00	276.00	7/23/2025
Jaguara	Hydroelectric	CEMIG GT	100.0%	424.00	336.00	424.00	336.00	8/28/2013
Miranda	Hydroelectric	CEMIG GT	100.0%	408.00	202.00	408.00	202.00	12/23/2016
Irapé	Hydroelectric	CEMIG GT	100.0%	399.00	210.70	399.00	210.70	2/28/2035
Três Marias	Hydroelectric	CEMIG GT	100.0%	396.00	239.00	396.00	239.00	1/4/2046
Volta Grande	Hydroelectric	CEMIG GT	100.0%	380.00	229.00	380.00	229.00	2/23/2017
Igarapé	Thermal	CEMIG GT	100.0%	131.00	71.30	131.00	71.30	8/13/2024
Salto Grande	Hydroelectric	CEMIG GT	100.0%	102.00	75.00	102.00	75.00	1/4/2046
Itutinga	Hydroelectric	CEMIG GT	100.0%	52.00	28.00	52.00	28.00	1/4/2046
Camargos	Hydroelectric	CEMIG GT	100.0%	46.00	21.00	46.00	21.00	1/4/2046
Piau	5HP	CEMIG GT	100.0%	18.01	13.53	18.01	13.53	1/4/2046
Gafanhoto	SHP	CEMIG GT	100.0%	14.00	6.68	14.00	6.68	1/4/2046
Peti	SHP	CEMIG GT	100.0%	9.40	6.18	9.40	5.18	1/4/2046
Rio de Pedras	SHP	CEMIG GT	100.0%	9 28	2.15	9 28	2.15	9/19/2024
Poço Fundo	5HP	CEMIG GT	100.0%	9.16	5.79	9.16	5.79	8/19/2025
Tronqueiras	SHP	CEMIG GT	100.0%	8.50	3.39	8.50	3.39	1/4/2046
Joasal	SHP	CEMIG GT	100.0%	8.40	5.20	8.40	8.40	1/4/2046
Martins	5HP	CEMIG GT	100.0%	7.70	1.84	7.70	1.84	1/4/2046
Cajuru	SHP	CEMIG GT	100.0%	7.20	2.69	7.20	2.69	1/4/2046
Ervália	SHP	CEMIG GT	100.0%	6.97	3.03	6.97	3.03	1/4/2046
São Bernardo	SHP	CEMIG GT	100.0%	6.82	3.42	6.82	3.42	8/19/2025
Neblina	SHP	CEMIG GT	100.0%	6.47	4.66	6.47	4.66	1/4/2046
Cel. Domiciano	SHP	CEMIG GT	100.0%	5.04	3.59	5.04	3.59	1/4/2046
Paraúna	SHP	CEMIG GT	100.0%	4.28	1.90	4.28	1.90	—
Pandeiros	SHP	CEMIG GT	100.0%	4.20	0.47	4.20	0.47	9/22/2021
Paciência	SHP	CEMIG GT	100.0%	4.08	2.36	4.08	2.36	1/4/2046
Marmelos	SHP	CEMIG GT	100.0%	4.00	2.74	4.00	2.74	1/4/2046
Dona Rita	SHP	CEMIG GT	100.0%	2.40	1.03	2.40	1.03	1/4/2046
Salto de Moraes	SHP	CEMIG GT	100.0%	2.39	0.60	2 39	0.60	7/1/2020
Sumidouro	SHP	CEMIG GT	100.0%	2.12	0.53	2.12	0.53	—
Anil	SHP	CEMIG GT	100.0%	2.08	1.10	2.08	1.10	—
Xicão	SHP	CEMIG GT	100.0%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	SHP	CEMIG GT	100.0%	1.62	0.61	1.62	0.61	8/19/2025
Sinceridade	SHP	CEMIG GT	100.0%	1.42	0.35	1.42	0.35	1/4/2046
Central Mineirão	Solar	CEMIG GT	100.0%	1.42	—	1.42	—	—
Poquim	SHP	CEMIG GT	100.0%	1.41	0.39	1.41	0.39	7/8/2015
Santa Marta	SHP	CEMIG GT	100.0%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrão	SHP	CEMIG GT	100.0%	0.80	0.55	0.80	0.55	—
Jacutinga	SHP	CEMIG GT	100.0%	0.72	0.57	0.72	0.57	—
Santa Luzia	SHP	CEMIG GT	100.0%	0.70	0.23	0.70	0.23	2/25/2026
Lages *	SHP	CEMIG GT	100.0%	0.68	—	0.68	—	—
Bom Jesus do Galho	SHP	CEMIG GT	100.0%	0.36	0.13	0.36	0.13	—
Pai Joaquim	5HP	CEMIG PCH	100.0%	23.00	4.26	23.00	4.26	4/1/2032
Salto Voltão	SHP	Horizontes Energia	100.0%	8.20	6.63	8.20	6.63	10/4/2030
Salto do Paraopeba	SHP	Horizontes Energia	100.0%	2.46	—	2.46	—	10/4/2030
Salto do Passo Velho	SHP	Horizontes Energia	100.0%	1.80	1.06	1.80	1.06	10/4/2030
Machado Mineiro	SHP	Horizontes Energia	100.0%	1.72	1.03	1.72	1.03	7/8/2025
Rosal	Hydroelectric	Rosal Energia	100.0%	55.00	30.00	55.00	30.00	5/8/2032
Sá Carvalho	Hydroelectric	Sá Carvalho	100.0%	78.00	58.00	78.00	58.00	12/1/2024
Barreiro	Thermal	Usina Termelétrica Barreiro	100.0%	12.90	11.37	12 90	11.37	4/30/2023
Queimado	Hydroelectric	CEMIG GT	82.5%	105.00	58.00	86.63	47.85	1/2/2033
Praias de Parajuru	Wind Farm	CEMIG GT	49.0%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	Wind Farm	CEMIG GT	49.0%	28.80	13.20	14.11	6.47	12/26/2031
Paracambi	SHP	CEMIG GT	49.0%	25.00	19.53	12.25	9.57	2/16/2031
Volta do Rio	Wind Farm	CEMIG GT	49.0%	42.00	18.41	20.58	9.02	12/26/2031
Santo Antônio	Hydroelectric	Santo Antônio Energia	17.7%	2,714.72	2,218.00	480.06	392.22	6/12/2046
Aimorés	Hydroelectric	ALIANÇA	45.0%	330.00	172.00	148.50	77.40	12/20/2035
Amador Aguiar 1 (Capim Bra)	Hydroelectric	ALIANÇA	39.3%	240.00	155.00	94.36	60.94	8/29/2036
Amador Aguiar II (Capim Br)	Hydroelectric	ALIANÇA	39.3%	210.00	131.00	82.56	51.50	8/29/2036
Igarapava	Hydroelectric	ALIANÇA	23.7%	210.00	136.00	49.75	32.22	12/30/2028
Funil	Hydroelectric	ALIANÇA	45.0%	180.00	89.00	81.00	40.05	12/20/2035
Candonga	Hydroelectric	ALIANÇA	22.5%	140.00	64.50	31.50	14.51	5/25/2035
Porto Estrela	Hydroelectric	ALIANÇA	30.0%	112.00	55.80	33.60	16.74	7/10/2032
Baguari	Hydroelectric	BAGUARI ENERGIA	34.0%	140.00	80.20	47.60	27.27	8/15/2041
Cachoeirão	SHP	Hidrelétrica Cachoeirão	49.0%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	SHP	Hidrelétrica Pipoca	49.0%	20.00	11.90	9.80	5.83	9/10/2031
Retiro Baixo	Hydroelectric	Retiro Baixo Energética	25.0%	82.00	38.50	20.46	9.61	8/25/2041

Generation: Annual Permitted Revenue (RAP)

Resolução Homologatoria ANEEL—nº 2.098/16*
Receita Anual Permitida—RAP	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	296,435,871	100.0%	296,435,871	296,435,871
Cemig Itajuba	37,434,741	100.0%	37,434,741	37,434,741
Centroeste	17,129,836	51.0%	8,736,216
Transirapé	29,201,132	24.5%	7,154,277
Transleste	40,172,135	25.0%	10,043,034
Transudeste	24,899,069	24.0%	5,975,777
Taesa		43.36%		842,485,180
ETEO	112,775,455	100.0%	48,899,295
ETAU	42,527,356	52.6%	9,696,352
NOVATRANS	512,214,141	100.0%	222,095,405
TSN	494,919,285	100.0%	214,596,377
GTESA	9,216,414	100.0%	3,996,225
PATESA	23,933,818	100.0%	10,377,673
Munirah	35,919,476	100.0%	15,574,639
Brasnorte	24,904,755	38.7%	4,175,252
São Gotardo Abengoa	5,023,232	100.0%	2,178,067
NTE	151,048,516	100.0%	65,494,446
STE	80,334,482	100.0%	34,832,930
ATEI	146,729,702	100.0%	63,621,814
ATEII	226,671,244	100.0%	98,284,365
ATEIII	112,228,974	100.0%	48,662,341
TBE
EATE	422,269,558	50.0%	211,060,363
STC	41,521,642	40.0%	16,603,306
Lumitrans	26,206,259	40.0%	10,478,809
ENTE	221,643,644	50.0%	110,797,315
ERTE	49,750,421	50.0%	24,868,593
ETEP	96,563,389	50.0%	48,266,682
ECTE	79,722,528	19.1%	15,221,253
EBTE	44,400,267	74.5%	33,074,203
ESDE	12,639,916	50.0%	6,317,992
ETSE	21,581,574	19.1%	4,120,524
Light	8,803,216	32.6%	2,868,088

RAP TOTAL CEMIG			1,691,942,224	1,176,355,792

*	Receitas anuais permititidas com vigência entre 1º de julho de 2016 e 30 de junho de 2017.

FINANCIAL STATEMENTS SEPARATED BY COMPANY At SEPTEMBER 30, 2016
Item	Holding company	Cemig GT	Cemig D	Gasmig	Cemig Telecom	Sá Carvalho	Rosal	Other subsidiaries	Eliminations / transfers	Total, subsidiaries	TAESA	LIGHT	MADEIRA	ALIANÇA GERAÇÃO	Other jointly- controlled entities	Eliminations / transfers	Subsidiaries and jointly- controlled entities
ASSETS	17,079,675	17,046,754	16,822,401	2,014,114	339,820	167,751	154,959	2,738,354	(13,176,284)	43,187,544	4,695,273	4,901,533	2,501,622	1,238,647	5,242,020	(8,110,781)	53,655,858
Cash and cash equivalents	397,333	296,356	866,632	24,777	5,176	10,002	9,821	82,981	—	1,693,078	255,376	326,325	28,544	153,441	150,962	—	2,607,726
Accounts receivable	—	749,052	2,720,204	74,685	32,203	6,378	5,616	56,387	(18,851)	3,625,674	109,830	770,586	33,055	56,076	62,307	(17,704)	4,639,824
Securities – cash investments	118,280	154,616	442,128	63,440	9,194	21,083	25,418	195,415	(83,469)	946,105	45,313	—	—	—	75,858	(27,574)	1,039,702
Taxes	1,051,800	182,164	1,299,701	54,635	15,920	156	460	1,597	—	2,606,433	266,388	429,002	63,136	7,275	18,122	—	3,390,356
Other assets	974,462	974,215	1,871,497	477,851	6,233	4,951	1,645	44,019	(455,699)	3,899,174	46,105	534,294	144,345	151,936	539,042	(92,678)	5,222,218
Investments, PP&E, Intangible, and Financial assets of concession	14,537,800	14,690,351	9,622,239	1,318,726	271,094	125,181	111,999	2,357,955	(12,618,265)	30,417,080	3,972,261	2,841,326	2,232,542	869,919	4,395,729	(7,972,825)	36,756,032
LIABILITIES AND STOCKHOLDERS’ EQUITY	17,079,675	17,046,754	16,822,401	2,014,114	339,820	167,751	154,959	2,738,354	(13,176,284)	43,187,544	4,695,273	4,901,533	2,501,622	1,238,647	5,242,020	(8,110,781)	53,655,858

Suppliers and supplies	8,455	339,216	1,029,342	231,061	11,994	11,965	5,601	10,668	(28,094)	1,620,208	15,435	478,958	72,779	9,918	187,708	(21,349)	2,363,657
Loans, financings and debentures	—	8,821,918	7,207,488	286,589	36,521	—	—	4	(83,469)	16,269,051	1,875,242	2,215,066	1,501,351	138,348	1,555,968	(27,574)	23,527,452
Interest on Equity, and dividends	572,601	350,000	—	45,667	—	—	—	32,771	(428,207)	572,832	2	15,098	—	—	3,867	(18,967)	572,832
Post-retirement obligations	325,173	757,052	2,332,780	—	—	—	—	—	—	3,415,005	—	15,521	—	—	—	—	3,430,526
Taxes	20,754	936,551	1,589,174	298,088	8,125	42,635	3,433	21,465	—	2,920,225	831,153	567,861	39,888	40,569	66,055	—	4,465,751
Other liabilities	1,901,052	401,905	1,572,573	167,260	98,372	943	1,132	9,364	(18,266)	4,134,335	103,432	451,391	152,313	139,398	67,026	(8,143)	5,039,752
STOCKHOLDERS’ EQUITY	14,251,640	5,440,112	3,091,044	985,449	184,808	112,208	144,793	2,664,082	(12,618,248)	14,255,888	1,870,009	1,157,638	735,291	910,414	3,361,396	(8,034,748)	14,255,888

Attributed to controlling stockholders	14,251,640	5,440,112	3,091,044	981,201	184,808	112,208	144,793	2,664,082	(12,618,248)	14,251,640	1,870,009	1,157,638	735,291	910,414	3,361,396	(8,034,748)	14,251,640
Non-controlling stockholder	—	—	—	4,248	—	—	—	—	—	4,248	—	—	—	—	—	—	4,248
NET PROFIT (LOSS)
Net operational revenue	582	4,925,144	7,994,319	847,565	99,711	49,025	45,572	296,590	(158,408)	14,100,100	616,802	2,313,133	198,134	266,611	320,404	(242,533)	17,572,651
Operational costs and expenses	(349,589)	(3,255,570)	(7,886,967)	(741,892)	(72,204)	(23,848)	(15,580)	(36,622)	146,331	(12,235,941)	(91,091)	(2,180,244)	(126,909)	(117,997)	(278,648)	85,103	(14,945,727)

Electricity purchased for resale	—	(2,291,737)	(3,857,716)	—	—	(7,484)	(1,689)	(4,093)	36,261	(6,126,458)	—	(1,493,548)	(17,846)	(19,888)	(79,555)	169,407	(7,567,888)
Charges for use of the National Grid	—	(227,533)	(605,478)	—	—	—	(2,195)	(2,992)	96,782	(741,416)	—	—	(51,743)	(13,740)	(10,679)	50,036	(767,542)
Gas bought for resale	—	—	—	(623,503)	—	—	—	—	—	(623,503)	—	—	—	—	—	—	(623,503)
Construction cost	—	(36,405)	(854,060)	(27,390)	—	—	—	—	—	(917,855)	(14,101)	(226,202)	—	—	(3,250)	—	(1,161,408)
Personnel	(26,587)	(280,858)	(852,103)	(30,424)	(17,546)	(1,557)	(1,016)	(7,110)	—	(1,217,201)	(38,074)	(94,804)	(5,981)	(10,140)	(49,328)	—	(1,415,528)
Employee profit shares	3,024	(6,135)	(26,939)	—	—	(107)	(163)	(97)	—	(30,417)	(4,971)	—	(847)	(2,141)	(89)	—	(38,465)
Post-retirement obligations	(27,188)	(55,550)	(165,845)	—	—	—	—	—	—	(248,583)	—	—	—	—	—	—	(248,583)
Materials	(52)	(9,276)	(29,226)	(1,387)	(74)	(402)	(159)	(422)	28	(40,970)	(11,075)	(14,560)	(1,194)	(673)	(1,929)	—	(70,401)
Outsourced services	(6,226)	(96,443)	(472,356)	(11,135)	(16,523)	(4,506)	(3,612)	(13,868)	22,863	(601,806)	(15,965)	(120,858)	(8,289)	(24,867)	(37,597)	8,845	(800,537)
Depreciation and amortization	(382)	(141,468)	(367,753)	(40,402)	(24,949)	(4,257)	(3,275)	(7,268)	(11,443)	(601,197)	(1,225)	(120,273)	(50,032)	(44,418)	(61,237)	(150,775)	(1,029,157)
Operating provisions	(280,532)	(63,106)	(370,553)	—	294	—	(341)	1	—	(714,237)	65	(101,197)	10,670	642	1,634	—	(802,423)
Other expenses, net	(11,646)	(47,059)	(284,938)	(7,651)	(13,406)	(5,535)	(3,130)	(773)	1,840	(372,298)	(5,745)	(8,802)	(1,647)	(2,772)	(36,618)	7,590	(420,292)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	(349,007)	1,669,574	107,352	105,673	27,507	25,177	29,992	259,968	(12,077)	1,864,159	525,711	132,889	71,225	148,614	41,756	(157,430)	2,626,924
Equity method gain (loss)	842,337	3,601	—	—	(25,648)	—	—	—	(773,030)	47,260	782	(35,651)	—	(1,364)	(61,872)	(4,510)	(55,355)
Financial revenue	77,057	124,567	604,032	11,548	3,275	2,407	2,188	16,755	—	841,829	125,421	33,343	12,684	14,366	(24,945)	—	1,002,698
Financial expenses	(4,332)	(1,002,164)	(847,214)	(29,073)	(5,047)	(80)	(18)	(87)	—	(1,888,015)	(292,003)	(170,063)	(109,631)	(15,780)	(139,922)	—	(2,615,414)

Profit before income tax and Social Contribution tax	566,055	795,578	(135,830)	88,148	87	27,504	32,162	276,636	(785,107)	865,233	359,911	(39,482)	(25,722)	145,836	(184,983)	(161,940)	958,853
Income tax and Social Contribution tax	74,508	(260,649)	23,223	(25,250)	(1,962)	(9,324)	(2,574)	(22,372)	—	(224,400)	(65,737)	707	(3,097)	(41,149)	15,656	—	(318,020)

Profit (loss) for the period	640,563	534,929	(112,607)	62,898	(1,875)	18,180	29,588	254,264	(785,107)	640,833	294,174	(38,775)	(28,819)	104,687	(169,327)	(161,940)	640,833

Interest of the controlling stockholders	640,563	534,929	(112,607)	62,628	(1,875)	18,180	29,588	254,264	(785,107)	640,563	294,174	(38,775)	(28,819)	104,687	(169,327)	(161,940)	640,563
Non-controlling stockholder	—	—	—	270	—	—	—	—	—	270	—	—	—	—	—	—	270

	640,563	534,929	(112,607)	62,898	(1,875)	18,180	29,588	254,264	(785,107)	640,833	294,174	(38,775)	(28,819)	104,687	(169,327)	(161,940)	640,833

INFORMATION BY MARKET SEGMENT AT SEPTEMBER 30, 2016
DESCRIÇÃO	Electricity			Telecoms	Gas	Other	Eliminations	Total
	Generation	Transmission	Distribution
ASSETS OF THE SEGMENT	14,974,281	4,969,016	18,296,107	339,820	2,489,411	2,660,231	(541,322)	43,187,544
Additions to the segment	2,995,898	36,405	854,060	27,630	27,390	—	—	3,941,383
Investments in subsidiaries and jointly-controlled entities	6,275,420	2,374,564	1,473,706	—	—	20,456	—	10,144,146
NET REVENUE	4,268,400	953,846	7,994,319	99,711	847,565	89,562	(153,303)	14,100,100
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(2,305,000)	—	(3,857,716)	—	—	(3)	36,261	(6,126,458)
Charges for use of the National Grid	(232,477)	(243)	(605,478)	—	—	—	96,782	(741,416)
Gas bought for resale	—	—	—	—	(623,503)	—	—	(623,503)

Operational costs, total	(2,537,477)	(243)	(4,463,194)	—	(623,503)	(3)	133,043	(7,491,377)
OPERATIONAL COSTS AND EXPENSES
Personnel	(202,412)	(81,019)	(852,103)	(17,546)	(30,424)	(33,697)	—	(1,217,201)
Employees’ and managers’ profit shares	(4,095)	(2,311)	(26,939)	—	—	2,928	—	(30,417)
Post-retirement obligations	(39,975)	(15,575)	(165,845)	—	—	(27,188)	—	(248,583)
Materials	(8,118)	(2,115)	(29,226)	(74)	(1,387)	(78)	28	(40,970)
Outsourced services	(91,502)	(21,295)	(472,356)	(16,523)	(11,135)	(6,752)	17,757	(601,806)
Depreciation and amortization	(156,261)	—	(367,753)	(24,949)	(40,402)	(11,832)	—	(601,197)
Operational provisions (reversals)	(56,512)	(6,935)	(370,553)	294	—	(280,531)	—	(714,237)
Construction costs	—	(36,405)	(854,060)	—	(27,390)	—	—	(917,855)
Other operational expenses, net	(48,224)	(7,898)	(284,938)	(13,406)	(7,651)	(12,656)	2,475	(372,298)

Total cost of operation	(607,099)	(173,553)	(3,423,773)	(72,204)	(118,389)	(369,806)	20,260	(4,744,564)
OPERATIONAL COSTS AND EXPENSES	(3,144,576)	(173,796)	(7,886,967)	(72,204)	(741,892)	(369,809)	153,303	(12,235,941)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	1,123,824	780,050	107,352	27,507	105,673	(280,247)	—	1,864,159
Equity method gain (loss)	(155,226)	301,402	(69,934)	(25,648)	—	(3,334)	—	47,260
Financial revenues	134,676	4,100	604,032	3,275	11,548	84,198	—	841,829
Financial expenses	(998,640)	(3,673)	(847,214)	(5,047)	(29,073)	(4,368)	—	(1,888,015)

PRE-TAX PROFIT	104,634	1,081,879	(205,764)	87	88,148	(203,751)	—	865,233
Income tax and Social Contribution tax	(65,006)	(217,859)	23,223	(1,962)	(25,250)	62,454	—	(224,400)

NET PROFIT (LOSS)	39,628	864,020	(182,541)	(1,875)	62,898	(141,297)	—	640,833

Interest of the controlling stockholders	39,628	864,020	(182,541)	(1,875)	62,628	(141,297)	—	640,563
Non-controlling stockholder	—	—	—	—	270	—	—	270

	39,628	864,020	(182,541)	(1,875)	62,898	(141,297)	—	640,833

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
1Q14	6,744	4,464	11,208	29
2Q14	6,646	4,485	11,132	29
3Q14	6,686	4,298	10,984	27
4Q14	6,935	4,201	11,136	29
1Q15	6,780	4,034	10,814	30
2Q15	6,371	3,896	10,268	28
3Q15	6,471	3,803	10,274	29
4Q15	6,850	3,937	10,787	28
1Q16	6,408	4,053	10,460	29
2Q16	6,711	4,497	11,208	29
3Q16	6,365	4,424	10,788	29

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues (consolidated)—CEMIG D

Values in million of Reais

Operating Revenues	3Q16	3Q15	Change%	9M2016	9M2015	Change%
Sales to end consumers	4,032	4,316	(7)	12,427	12,018	3
TUSD	521	455	15	1,374	1,203	14
CVA and Other financial components in tariff adjustment	(273)	544	—	(937)	1,306	—
Construction revenue	321	247	30	854	691	24
Others	278	371	(25)	851	943	—
Subtotal	4,878	5,933	(18)	14,569	16,161	(10)
Deductions	(2,068)	(2,744)	(25)	(6,575)	(6,867)	(4)
Net Revenues	2,810	3,189	(12)	7,994	9,294	(14)

Operating Expenses (consolidated)—CEMIG D

Values in millions of reais

Operating Expenses	3Q16	3Q15	Change%	9M2016	9M2015	Change%
Personnel/Administrators/Councillors	264	222	19	852	684	25
Employee Participation	17	41	(58)	27	143	(81)
Forluz—Post-Retirement Employee Benefits	60	42	44	166	125	32
Materials	12	15	(22)	29	38	(22)
Contracted Services	160	165	(3)	472	499	(5)
Purchased Energy	1,362	1,796	(24)	3,858	5,374	(28)
Depreciation and Amortization	124	111	12	368	335	10
Operating Provisions	134	84	59	371	178	108
Charges for Use of Basic Transmission Network	169	230	(27)	605	630	(4)
Cost from Operation	321	247	30	854	691	24
Other Expenses	108	82	31	285	302	(6)

Total	2,731	3,035	(10)	7,887	8,998	(12)

Statement of Results (Consolidated)—CEMIG D

Values in millions of reais

Statement of Results	3Q16	3Q15	Change%	9M2016	9M2015	Change%
Net Revenue	2,810	3,189	(12)	7,994	9,294	(14)
Operating Expenses	2,731	3,035	(10)	7,887	8,998	(12)
EBIT	79	154	—	107	296	(64)
EBITDA	203	265	(23)	475	631	(25)
Financial Result	(121)	(57)	—	(243)	(174)	(40)
Provision for Income Taxes, Social Cont &	8	(37)	—	23	(57)	—
Net Income	(34)	60	—	(113)	65	—

Cemig GT Tables (R$ million)

Operating Revenues	3Q16	3Q15	Change%	9M2016	9M2015	Change%
Sales to end consumers	963	943	2	2,782	2,774	—
Supply	758	357	112	1,974	1,774	11
Gain on monetary updating of Concession Grant Fee	63	—	—	212	—	—
Transactions in the CCEE	85	121	(29)	137	1,820	(92)
Revenues from Trans. Network	107	80	33	299	242	24
Construction revenue	5	32	(85)	36	89	(59)
Transmission indemnity revenue	100	6	1,657	692	61	1,043
Others	8	5	62	21	14	55
Subtotal	2,089	1,544	35	6,155	6,773	(9)
Deductions	(343)	(313)	10	(1,062)	(1,120)	(5)
Net Revenues	1,746	1,231	42	5,093	5,652	(10)

Operating Expenses	3Q16	3Q15	Change%	9M2016	9M2015	Change%
Personnel/Administrators/Councillors	82	77	7	281	238	18
Employee Participation	6	15	(62)	6	52	(88)
Forluz – Post-Retirement Employee Benefits	20	13	58	56	38	47
Materials	2	5	(54)	9	13	(27)
Raw Materials and Supplies Energy Production	—	7	—	—	82	—
Contracted Services	29	32	(11)	98	96	2
Depreciation and Amortization	47	58	(18)	141	202	(30)
Operating Reserves	11	14	(19)	63	56	13
Charges for Use of Basic Transmission Network	83	74	11	230	218	6
Purchased Energy	824	748	10	2,292	1,980	16
Construction Cost	5	32	(85)	36	89	(59)
Other Expenses	15	23	(34)	47	54	(13)
Total	1,124	1,098	2	3,261	3,118	5

Statement of Results	3Q16	3Q15	Change%	9M2016	9M2015	Change%
Net Revenue	1,746	1,231	42	5,093	5,652	(10)
Operating Expenses	(1,124)	(1,098)	2	(3,261)	(3,118)	5
EBIT	622	133	367	1,832	2,534	(28)
Equity equivalence results	(24)	94	(126)	(155)	(10)	1,490
Fair value gain (loss) on stockholding transaction	—	(5)	—	—	729	—
EBITDA	646	280	131	1,818	3,456	(47)
Financial Result	(306)	(201)	52	(875)	(618)	41
Provision for Income Taxes, Social Cont & Deferred Income Tax	(68)	46	—	(267)	(784)	(66)
Net Income	224	71	239	535	1,122	(71)

Cemig Tables (R$ million)

Energy Sales (Consolidated)(GWh)	3Q16	3Q15	Change%	9M2016	9M2015	Change%
Residential	2,389	2,364	1	7,406	7,313	1
Industrial	5,032	5,695	(12)	14,542	17,284	(16)
Commercial	1,523	1,482	3	4,908	4,743	3
Rural	1,016	928	9	2,699	2,472	9
Others	866	845	2	2,603	2,543	2
Subtotal	10,826	11,314	(4)	32,158	34,356	(6)
Own Consumption	9	9	(3)	28	28	—
Supply	3,007	2,033	48	8,813	8,951	(2)

TOTAL	13,841	13,356	4	40,999	43,335	(5)

Energy Sales	3Q16	3Q15	Δ%	9M2016	9M2015	Δ%
Residential	1,859	1,907	(3)	5,819	5,303	10
Industrial	1,380	1,508	(9)	4,043	4,281	(6)
Commercial	986	1,004	(2)	3,270	2,871	14
Rural	395	411	(4)	1,073	1,008	7
Others	394	439	(10)	1,205	1,175	3
Electricity sold to final consumers	5,012	5,269	—	15,410	14,638	5
Unbilled Supply, Net	98	(73)	—	21	41	(49)
Supply	677	444	53	1,884	1,919	(2)

TOTAL	5,788	5,641	3	17,316	16,599	4

Operating Revenues	3Q16	3Q15	Δ%	9M2016	9M2015	Δ%
Sales to end consumers	5,026	5,285	(5)	15,305	14,855	3
TUSD	512	446	15	1,348	1,177	15
Supply	762	356	114	2,011	1,744	15
Transactions in the CCEE	87	174	(50)	139	1,886	(93)
CVA and Other financial components in tariff adjustment	(273)	544	—	(937)	1,306	—
Gain on monetary updating of Concession Grant Fee	63	—	—	212	—	—
Revenues from Trans. Network	80	59	36	228	186	23
Construction revenue	334	280	19	918	779	18
Gas supply	340	415	(18)	1,037	1,266	(18)
Transmission Indemnity Revenue	100	6	1,657	692	61	1,043
Others	374	383	(2)	1,081	1,074	1
Subtotal	7,404	7,947	(7)	22,034	24,333	(9)
Deductions	(2,510)	(3,163)	(21)	(7,934)	(8,308)	(4)
Net Revenues	4,894	4,784	2	14,100	16,026	(12)

Operating Expenses	3Q16	3Q15	Δ%	9M2016	9M2015	Δ%
Personnel/Administrators/Councillors	374	318	18	1,217	987	23
Employee Participation	24	62	(61)	30	207	(85)
Forluz – Post-Retirement Employee Benefits	89	58	55	249	173	44
Materials	17	22	(21)	41	53	(23)
Raw materials and inputs for production of electricity	—	7	—	—	82	—
Contracted Services	201	205	(2)	602	618	(3)
Purchased Energy	2,170	2,535	(14)	6,126	7,268	(16)
Depreciation and Amortization	202	200	1	601	629	(4)
Operating Provisions	(19)	151	—	714	424	68
Charges for Use of Basic Transmission Network	216	275	(22)	741	768	(3)
Gas bought for resale	196	266	(26)	624	790	(21)
Cost from Operation	334	280	19	918	779	18
Other Expenses	132	119	12	372	408	(9)
TOTAL	3,937	4,496	(12)	12,236	13,185	(7)

Financial Result Breakdown	3Q16	3Q15	Δ%	9M2016	9M2015	Δ%
Financial revenues	233	315	(26)	842	840	—
Revenue from cash investments	85	68	25	220	160	37
Arrears penalty payments on electricity bills	70	61	16	212	158	35
Exchange rate	12	70	(83)	56	139	(60)
Monetary updating	36	6	558	104	15	590
Monetary updating—CVA	19	24	(20)	207	57	266
Taxes applied to Financial Revenue	(15)	(19)	(18)	(54)	(19)	192
Monetary updating of the Financial Asset of the Concession	1	89	(99)	7	283	(98)
Other	24	16	44	90	47	90
Financial expenses	(654)	(596)	10	(1,888)	(1,646)	15
Costs of loans and financings	(525)	(377)	39	(1,433)	(1,002)	43
Exchange rate	(2)	(91)	(98)	(19)	(163)	(88)
Monetary updating – loans and financings	(47)	(53)	(11)	(232)	(279)	(17)
Monetary updating – paid concessions	(0)	(2)	—	(3)	(9)	(67)
obligations	(22)	(25)	(11)	(87)	(98)	(11)
Other	(58)	(48)	21	(114)	(95)	20
Financial revenue (expenses)	(422)	(281)	(50)	(1,046)	(806)	(30)

Statement of Results	3Q16	3Q15	Δ%	9M2016	9M2015	Δ%
Net Revenue	4,894	4,784	2	14,100	16,026	(12)
Operating Expenses	3,937	4,496	(12)	12,236	13,185	(7)
EBIT	957	288	232	1,864	2,840	(34)
Equity gain in subsidiaries	33	164	(80)	47	260	(82)
Gain on stockholding reorganization	—	(5)	—	—	729	—
Depreciation and Amortization	202	200	1	601	629	(4)
EBITDA	1,193	648	84	2,513	4,459	(44)
Financial Result	(422)	(281)	(50)	(1,046)	(806)	(30)
Income Tax	(135)	1	—	(224)	(838)	(73)
Net Income	434	167	160	641	2,186	(71)

Cash Flow Statement	9M2016	9M2015	Change%
Cash at beginning of period	925	887	4
Cash generated by operations	2,521	2,389	6
Net profit	641	2,186	(71)
Current and deferred income tax and Social Contribution tax	224	838	(73)
Depreciation and amortization	601	629	(4)
Gain on the Aliança stockholding reorganization	—	(729)	—
Passthrough from CDE	937	(1,306)	(172)
Equity gain (loss) in subsidiaries	(47)	(260)	82
Provisions (reversals) for operational losses	714	424	68
Dividends received from equity holdings	117	7	1,477
Interest paid on loans and financings	(1,320)	(851)	55
Other adjustments	654	1,452	55
Financing activities	641	(341)	288
Financings obtained and capital increase	2,859	4,092	(30)
Interest on Equity, and dividends	(111)	(129)	(13)
Payments of loans and financings	(2,106)	(4,304)	(51)
Investment activity	(2,393)	(1,328)	80
Securities—Financial Investment	1,465	(105)	80
Acquisition of ownership interest and future capital commitments	(725)	(453)	60
Financial assets	(2,292)	(89)	2,483
Fixed and Intangible assets	(842)	(681)	24
Cash at end of period	1,693	1,607	5
Total Cash	2,639	3,349

Values in millions of reais

BALANCE SHEETS (CONSOLIDATED)—ASSETS	09/30/2016	12/31/2015
CURRENT	8,624	9,377
Cash and cash equivalents	1,693	925
Securities	911	2,427
Consumers and traders	3,473	3,764
Financial assets of the concession	938	874
Tax offsetable	230	175
Income tax and Social Contribution tax recoverable	357	306
Dividends receivable	18	62
Linked funds	1	—
Inventories	38	37
Passthrough from CDE (Energy Development Account)	64	72
Other credits	901	735
NON-CURRENT	34,563	31,480
Securities	35	84
Consumers and traders	152	134
Tax offsetable	237	258
Income tax and Social Contribution tax recoverable	176	206
Deferred income tax and Social Contribution tax	1,606	1,498
Escrow deposits in legal actions	1,891	1,813
Other credits	986	868
Financial assets of the concession	4,879	2,660
Investments	10,144	9,745
PP&E	3,798	3,940
Intangible assets	10,658	10,275
TOTAL ASSETS	43,188	40,857

Values in millions of reais

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	09/30/2016	12/31/2015
CURRENT	10,276	11,829
Suppliers	1,620	1,901
Regulatory charges	395	517
Profit shares	38	114
Taxes	555	740
Income tax and Social Contribution tax	21	11
Interest on Equity, and dividends, payable	573	1,307
Loans and financings	5,933	6,300
Payroll and related charges	280	221
Post-retirement liabilities	192	167
Other obligations	168	—
Provisions for losses on investments	502	551
NON-CURRENT	17,143	14,795
Regulatory charges	338	226
Loans and financings	10,337	8,866
Taxes	740	740
Income tax and Social Contribution tax	872	689
Provisions	3,223	3,086
Post-retirement liabilities	800	755
Provisions for losses on investments	324	—
Other obligations	510	433
STOCKHOLDERS’ EQUITY	14,252	12,984
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	5,286	4,663
Adjustments to Stockholders’ equity	78	102

Retained earnings	669	—

NON- CONTROLLING STOCKHOLDER´S EQUITY	4	4

TOTAL LIABILITIES	41,675	40,857

24. EARNINGS RELEASE: 3Q 2016 PRESENTATION

Cemig
3Q16 Results

Cemig
A Melhor Energia do Brasil
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyzes from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

3Q16 Results

Net revenue

2.3%
4,784
4,894
3Q15
3Q16

Ebitda

84.4%
647
1,193
3Q15
3Q16

Net profit

159.9%
167
434
3Q15
3Q16

Leverage – %

1.80
1.67
2.40
4.39
5.26
4.53
Net debt
Ebitda
Net debt
Stockholders' equity + Net debt
50.7
43.8
47.4
50.5
48.4
48.9
2014
set/15
2015
mar/16
jun/16
set/16

Highlights

3

3Q16 results
Cemig
A Melhor Energia do Brasil
Net revenue
Ebitda
Net profit
167 434 3Q15 3Q16 647 1.193 3Q15 3Q16 4.784 4.894 3Q15 3Q16
2.3% 84.4% 159.9%
Highlights
•Filing of 2015 20-F Form with the SEC
•Resubmission of 2015 Financial Report
•Resubmission of 1Q16 and 2Q16
Leverage – %
Net debt Stockholders’ equity + Net debt
50,7 43,8 47,4 50,5 48,4 48,9 2014 set/15 2015 mar/16 jun/16 set/16 1,80 1,67 2,40 4,39 5,26 4,53
Net debt Ebitda

Results of Cemig GT

CEMIG
A Melhor Energia do Brasil

	Net revenue	Ebitda	Net Profit
3Q16	R$1,746	R$646	R$224
3Q15	R$1,231	R$280	R$66
%	↑ 41.8%	↑ 130.7%	↑ 239.4%

Highlights

4

Results of Cemig GT
Cemig
A Melhor Energia do Brasil
Net revenue R$1,746 R$1,231 41.8%
Ebitda R$646 R$280 130.7%
Net Profit R$224 R$66 239.4%
3Q16 3Q15%
Highlights
•Profile: contracting for long term, low exposure to risk
•Strategy for sales, contracting, trading is a success
•Change in the supply allocation curve: seasonalization
•Average spot price in 3Q16: R$ 116.01 – vs. R$ 34.69 in 1Q16
•Average GSF (Generation Scaling Factor) in 3Q16: 0.8281

Market of Cemig GT

Supply of electricity by – GW/h

6.6%
6,736
518
125
837
7,180
3Q15
Industrial
Commercial
Supply**
3Q16

	GWh (*) Jul a Set/16	GWh (*) Jul a Set /15
Industrial	4.039	4.557
Commercial	213	88
Wholesale**	2.927	2.091
	7.180	6.736

Supply of electricity by type of consumer - R$

32.5%
1,300
5
34
204
188
1,721
3Q15
Industrial
Comercial
Supply**
Supply not yet invoiced, net
3Q16

	R$ Jul a Set /16	R$ Jul a Set /15
Industrial	908	913
Commercial	55	21
Supply (**)	632	427
Supply not yet invoiced, net	127	- 62
	1.721	1.300

5

Market of Cemig GT
Cemig
A Melhor Energia do Brasil
Supply of electricity by – GW/h
6.6%
6.736 518 125 837 7.180
3Q15 Industrial Commercial Supply** 3Q16
GWh (*) GWh (*)
Jul a Se t/16 Jul a Se t /15
Industrial 4.039 4.557
Commercial 213 88
Wholesale** 2.927 2.091
7.180 6.736
Supply of electricity by type of consumer - R$
32.5%
1.300 1.721 5 34 204 188
3Q15 Industrial Comercial Supply** Supply not yet invoiced, net 3Q16
R$ R$
Jul a Se t /16 Jul a Se t /15
Industrial 908 913
Commercial 55 21
Supply (**) 632 427
Supply not yet invoiced, net 127 - 62
1.721 1.300
(**) Includes: Contracts for sale in the Regulated Market to distributors; Sales in the Free Market to traders and generators; and ‘Bilateral contracts’ with other agents.

Cemig GT – debt profile

Maturities timetable – Average tenor: 1.6 years

Total net debt : R$8.2 bn

Roll over of R$ 716 million in Oct/16
3,244
2,709
1,728
161
329
314
324
28
2016
2017
2018
2019
2020
2021
2022
2023 on

Main indexors

1%
15%
84%
CDI
IPCA
Others

Cost of debt – %

11.14
10.76
12.11
13.42
13.63
14.41
14.77
15.15
15.41
5.09
4.66
5.37
4.19
4.35
3.66
5.05
5.22
5.41
2012
2013
2014
jun/15
set/15
2015
mar/16
jun/16
set/16
Real
Nominal

Leverage – %

1.36
1.15
1.30
2.97
3.26
3.13
Net debt / Ebitda
63.8
48.3
54.1
60.8
58.6
60.2
Net debt / Stockholders' equity + Net debt
2014
set/15
2015
mar/16
jun/16
set/16

6

Cemig GT - debt profile
Cemig
A Melhor Energia do Brasil
Maturities timetable – Average tenor: 1.6 years
Main indexors
Total net debt : R$8.2 bn
Roll over of R$ 716 million in Oct/16
3.244 2.709 1.728 161 329 314 324 28
2016 2017 2018 2019 2020 2021 2022 2023 on
1% 15% 84%
CDI IPCA Others
Cost of debt – %
Leverage – %
11,14 10,76 12,11 13,42 13,63 14,41 14,77 15,15 15,41
5,09 4,66 5,37 4,19 4,35 3,66 5,05 5,22 5,41
2012 2013 2014 jun/15 set/15 2015 mar/16 jun/16 set/16
1,36 1,15 1,30 2,97 3,26 3,13
63,8 48,3 54,1 60,8 58,6 60,2
2014 set/15 2015 mar/16 jun/16 set/16
Net debt Ebitda
Net debt Stockholders’ equity + Net debt
Real Nominal

Results of Cemig D
Cemig
A Melhor Energia do Brasil
3Q16 3Q15%
Net revenue R$2,810 R$3,189 11.9%
Ebitda R$203 R$265 23.4%
Net Profit R$-35 R$60 -
Highlights
•Credits receivable through future tariffs: in CVA and ‘Other financial components’, a total of R$ 273 million was realized in 3Q16 – vs. R$ 544 million credited in 3Q15
•Level of overcontracting of supply is within the regulatory limit
•Volume transported in the concession area 16% higher YoY in 3Q16
•Recovery in metals and ferro-alloys sector softened impact on sales to industrial sector
•Spot prices favorable in the quarter.

Market of Cemig D

Highlights

Supply of electricity

GW/h
6,471
25
150
81
88
20
6,373
3Q15
Residential
Industrial
Commercial
Rural
Public authorities
3Q16

R$ million
4,316
48
129
52
16
45
6
4,032
3Q15
Residential
Industrial
Commercial
Rural
Public authorities
other
3Q16

8

Market of Cemig D
Cemig
A Melhor Energia do Brasil
Highlights
•Captive consumers migrating to free market
•Lower total revenue due to lower tariff ‘Flag’
•’Red Flag’ in 3Q15 – but ‘Green’ in 3Q16
Supply of electricity
GW/h
6.471 6.373 25 150 81 88 20
3Q15 Residential Industrial Commercial Rural Public authorities 3Q16
R$ million
4.316 4.032 48 129 52 16 45 6
3Q15 Residential Industrial Commercial Rural Public authorities other 3Q16
R$ million

Cemig D - operational costs and expenses
Cemig
A Melhor Energia do Brasil
•Operational costs and expenses 10.02% lower in 3Q16 than 3Q15
•Programmed Voluntary Retirement Plan (PDVP)
•Offered the severance payment advantages normally paid only for dismissal
•R$ 20 million provisioned in 3Q16
.A total of 176 employees accepted the plan - Total of 648 employees accepted in 2016
•Provision for doubtful receivables 107.8% higher
Change in consolidated operational expenses
43 -24 18 -3 -6 -433 13 50 -61 74 26
Personnel Profit shares Post-retirement Materials Outsourced services Electricity purchased for resale Amortization
Provisions National grid Construction costs Other expenses

Cemig D – Debt profile

CEMIG
A Melhor Energia do Brasil

Maturities timetable – Average tenor: 3.1 years

Total net debt: R$5.9 billion

763
1,624
1,816
925
715
490
217
660
2016
2017
2018
2019
2020
2021
2022
2023 on
Payment of R $ 659 million in Oct/16
$ 176 of 2016, $ 328 of 2017
and $ 155 from 2018
Balance of 2016 will be fully paid

Main indexors

1% 1%
39%
59%
CDI
IPCA
RGR

Cost of debt – %

9.56
9.98
11.47
14.24
14.31
15.68
16.45
16.46
5.19
4.40
4.79
4.68
4.01
6.04
5.55
4.85
2012
2013
2014
set/15
2015
mar/16
jun/16
set/16
Real
Nominal

Leverage – %

3.90
4.51
6.10
5.58
6.17
6.59
Net debt
Ebitda
69.4
69.4
70.4
66.5
65.4
65.6
Net debt
Stockholders' equity + Net debt
2014
set/15
2015
mar/16
jun/16
set/16

10

Cemig D - debt profile
Cemig
A Melhor Energia do Brasil
Maturities timetable – Average tenor: 3.1 years
Main indexors
Total net debt: R$5.9 billion
Cost of debt – %
Payment of R $ 659 million in Oct/16
$ 176 of 2016, $ 328 of 2017
and $ 155 from 2018
Balance of 2016 will be fully paid
1% 1% 39% 59%
CDI IPCA RGR
Cost of debt – %
9,56 9,98 11,47 14,24 14,31 15,68 16,45 16,46
5,19 4,40 4,79 4,68 4,01 6,04 5,55 4,85
2012 2013 2014 set/15 2015 mar/16 jun/16 set/16
Real Nominal
Leverage – %
3,90 4,51 6,10 5,58 6,17 6,59
69,4 69,4 70,4 66,5 65,4 65,6
2014 set/15 2015 mar/16 jun/16 set/16
Net debt Ebitda
Net debt
Stockholders’ equity + Net debt

Investment
Cemig
A Melhor Energia do Brasil
Planned
Realized 2016 Sept/16%
GENERATION 3,316 2,986 90.0%
Investment program 76 29 38.2%
Capital injections 1,024 741 72.4%
Renova Energia S.A. 340 240 70.6%
Aliança Norte 200 146 73.0%
Madeira Energia S/A - MESA 102 79 77.5%
SPC - Amazônia Energia Participações S.A. (Belo Monte) 324 235 72.5%
Others 58 41 70.7%
Auction 012/2015 - Grant of concessions 2,216 2,216 100.0%
Cemig GT – Transmission 77 38 49.4%
Investment program 77 38 49.4%
Cemig D – Distribution 1,083 644 59.5%
Investment program 1,083 644 59.5%
Cemig – Holding company 21 - -
Investment program 1 - -
Capital injections 20 - -
Total of investments 4,728 3,414 72,2%
June 2015 R$ million

Execution of our disinvestment plan
Cemig
A Melhor Energia do Brasil
•Disposal of interest related to Transchile
•Sale of the whole stockholding interest related to Transchile Charrúa Transmisión S.A., corresponding to 49% of the total share capital
•Total of US$56.6 million; equivalent of R$180 million
•Disposal of shares in Taesa owned by Cemig
•Monetization of 40,702,230 Units at R$ 19.65 per Unit
•R$ 114 million subscribed in Ativas Data Center by Sonda
•Ownership of Ativas Data Center is now:
•Sonda 60%; Cemig Telecom 19.6%; Ativas Participações 20.4%.

Cemig
A Melhor Energia do Brasil
Investor relations
Tel: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025
ri@cemig.com.br
http://ri.cemig.com.br

25. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON

DECEMBER 20, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON DECEMBER 20, 2016

At 11 a.m. on the twentieth of December 2016, at the head office of Companhia Energética de Minas Gerais – Cemig, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two thirds of the voting stock of the Company met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Danilo Antônio de Souza Castro, Procurator of the State of Minas Gerais, in accordance with the current legislation.

Also present were:

Mr. Marcos Túlio de Melo, member of the Audit Board;

Deloitte Touche Tohmatsu Auditores Independentes, represented by Mr. Marcelo Salvador, CRC-1MG 089422/O-0; and

the Chief Trading Officer, Mr. Dimas Costa.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder João Alan Haddad to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on November 18, 19 and 22, 2016, in Minas Gerais, official publication of the powers of the State, on pages 36, 47 and 39 respectively, and in the newspaper O Tempo, on pages 28, 30 and 20, respectively.

The content of these documents is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 20, 2016 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Examination, debate and voting on the Report of Management and the Adjusted Financial Statements for the year ended December 31, 2015, and the related complementary documents – also adjusted.

2	Re-ratification of the allocation of the Net profit for the business year 2015, approved in the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016, the amount being adjusted from R$ 2,491,375,000 to R$ 2,468,500,000, the balance of Retained earnings remaining the same (R$ 59,536,000).

3	Orientation of vote by the representative(s) of the Company in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A., also to be held on December 20, 2016, in favor of the following:

—	Examination, debate and voting on the Report of Management and the Adjusted Financial Statements for the year ended December 31, 2015, and the related complementary documents – also adjusted; and

—	Re-ratification of the allocation of the Net profit for 2015, approved in the Ordinary Annual General Meetings of Stockholders held on April 29, 2016, the amount being adjusted from R$ 2,337,663,000 to R$ 2,316,273,000, the balance of Retained earnings remaining the same (at R$ 47,761,000).

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by December 16, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, November 11, 2016

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors “

In accordance with Item 1 of the Agenda, the Chair then placed in debate the Report of Management and the Adjusted Financial Statements for the business year 2015, and the related complementary documents – also adjusted. He reported that they were published, on December 15, 2016, in the newspapers Minas Gerais, the official publication of the Powers of the State, on pages 33 to 67; and in O Tempo, on pages 1 to 35 in the section Balanço.

He then put to the vote the Report of Management and the Adjusted Financial Statements for the year ended December 31, 2015, and the respective complementary documents, also adjusted, and they were approved unanimously.

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with items 2 and 3, and the Opinion of the Audit Board thereon.

The contents of these documents are as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 20, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais—Cemig:

Whereas –

a)	the Company’s financial statements for the business year ended December 31, 2015 were made available to the CVM (Comissão de Valores Mobiliários) on March 30, 2016 and approved by the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016;

b)	those financial statements were filed at the CVM with the following qualification by the external auditors:

“Absence of sufficient auditing evidence in relation to the investment, and the equity method gain (or loss) arising, in Amazônia Energia S.A., and Aliança Norte Energia Participações S.A., on December 31, 2015 and for the business year end on that date.

As mentioned in Notes 1 and 14 to the financial statements, the Company has an indirect investment in Norte Energia S.A. (‘Norte Energia’), which is the subject of an investigation carried out by the stockholder Centrais Elétricas Brasileiras S.A. (Eletrobras). Due to that investigation not having been finalized, the audit examinations of the financial statements of Amazônia Energia S.A. and Aliança Norte Energia Participações S.A. (which have investments in Norte Energia S.A.), for the business year ended December 31, 2015, have not been concluded at today’s date. Consequently, we have not obtained sufficient auditing evidence in relation to the investment held by the Company in Amazônia Energia S.A. and Aliança Norte Energia Participações S.A., valued by the equity method at R$ 871,442,000 on December 31, 2015, and in relation to the equity loss reported by the equity method corresponding to R$ 10,261,000 for the period ending on that date.”;

c)	those Meetings of Stockholders approved the following allocation of the Net profit for 2015, of R$ 2,491,375,000, and of the balance of Retained earnings of R$ 59,536,000:

1)	R$ 633,968,000 as minimum mandatory dividends, as follows:

–	R$ 200,000,000 in the form of Interest on Equity, under Board Spending Decisions CRCA 088/2015 of December 17, 2015, and CRD 432/2015, of January 4, 2016, to be paid in two equal installments, by June 30, 2016 and December 30, 2016, to stockholders on the Company’s Nominal Share Registry on December 30, 2015, the Executive Board to obey the periods and to decide the places and processes of payment and to allocate the amount of the Interest on Equity against the minimum mandatory dividend (the shares began to trade ‘ex–’ these rights on January 4, 2016); and

–	R$ 433,968,000 in the form of dividends for the 2015 business year, to stockholders of record on the date on which the Ordinary General Meeting is held.

2)	R$ 633,967,000 to be held in Equity in the Reserve for mandatory dividend not distributed, to be paid as and when the Company’s financial situation permits;

3)	R$ 1,262,280,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s planned investments in 2016, in accordance with a capital budget; and

4)	R$ 20,696,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentive gains obtained in 2015 as a result of investments in the region of Sudene –

–	payments of the dividends to be made by December 30, 2016, in accordance with the availability of cash and at the decision of the Executive Board;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	Cemig owns 100% of the share capital of Cemig Geração e Transmissão S.A. (Cemig GT), which in turn holds an equity interest of 74.50% in the total share capital of Amazônia Energia Participações S.A. (‘Amazônia Energia’), which in turn holds 9.77% of the share capital of Norte Energia S.A. (Norte Energia);

e)	Cemig GT further holds 49.00% of the share capital of Aliança Norte Energia Participações S.A. (‘Aliança Norte’), which in turn holds 9.00% of the share capital of Norte Energia;

f)	as a result of conclusion of investigations into Norte Energia, Cemig has adjusted the results of the said financial statements by the amount of R$ 22,875,000, so that the Net profit for 2015 is adjusted from R$ 2,491,375,000 to R$ 2,468,500,000;

g)	due to this adjustment, it is necessary to re-ratify the allocation of the Company’s net profit for 2015 (the impacts of this are restricted to the Retained earnings reserve, and the Reserve for mandatory dividends not distributed);

h)	Cemig GT is a wholly-owned subsidiary of the Company and will hold an Extraordinary General Meeting of Stockholders by December 20, 2016 to re-ratify the allocation of Net profit for the 2015 business year; and

i)	Clause 21, Paragraph 4, Subclause ‘g’ of the by-laws of Cemig states:

“Clause 21–....

§4	The following maters shall require a decision by the Executive Board: .

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

– do now propose to you as follows:

Proposal:

I)	Re-ratification of the allocation of the Net profit for the business year 2015, approved in the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016, the amount being adjusted from R$ 2,491,375,000 to R$ 2,468,500,000, the balance of Retained earnings remaining the same (R$ 59,536,000), as follows:

a)	R$ 633,968,000 to be paid to the stockholders as mandatory minimum dividend, as follows:

–	R$ 200,000,000 as Interest on Equity, under Board Spending Decisions CRCA 088/2015 of December 17, 2015, and CRD 432/2015, of January 4, 2016, to be paid in two equal installments, by June 30, 2016 and December 30, 2016 to stockholders on the Company’s Nominal Share Registry on December 30, 2015, and allocated as part of the mandatory minimum dividend, the Executive Board to obey the periods and to decide the places and processes of payment (the shares began to trade ‘ex–’ these rights on January 4, 2016); and

–	R$ 433,968,000 as dividends for the 2015 business year, to stockholders on the Company’s nominal share registry on April 29, 2016, the date on which the Ordinary and Extraordinary General Meetings were held this year;

b)	R$ 622,529,000 to be held in Stockholders’ equity in the Reserve for mandatory dividends not distributed, to be paid as and when the Company’s financial situation permits;

c)	R$ 1,250,853,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s planned investments for 2016, in accordance with a capital budget; and

d)	R$ 20,696,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentives gains obtained in 2015 as a result of investments in the region of Sudene;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

–	the other terms related to the payment of dividends decided in the Ordinary and Extraordinary General meetings of stockholders held, concurrently, on April 29, 2016 being unchanged.

II)	Orientation of the representative(s) of Cemig at the General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to be held, also, on December 20, 2016, to vote in favor of the Report of Management and the Adjusted Financial Statements for the year ended December 31, 2015, and the related complementary documents – also adjusted;

III)	Orientation of the representative(s) of Cemig at the General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to be held, also, on December 20, 2016, to vote in favor of re-ratification of the allocation of the Net profit for 2015, approved in the Ordinary Annual General Meetings of Stockholders held on April 29, 2016, the amount being adjusted from R$ 2,337,663,000 to R$ 2,316,273,000, the balance of Retained earnings remaining the same (at R$ 47,761,000).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result Board of Directors hope that it will be approved by the Stockholders.

Belo Horizonte, November 11, 2016

Signed:	José Afonso Bicalho Beltrão da Silva Mauro Borges Lemos Allan Kardec de Melo Ferreira Arcângelo Eustáquio Torres Queiroz Daniel Alves Ferreira Helvécio Miranda Magalhães Junior	Marco Antônio de Rezende Teixeira Marco Antônio Soares da Cunha Castello Branco Nelson José Hubner Moreira Saulo Alves Pereira Junior Aloísio Macário Ferreira de Souza Bruno Magalhães Menicucci

José Pais Rangel ”

“ OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on December 20, 2016, which is for the following:

Re-ratification of the allocation of the Net profit for the business year 2015, approved in the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016, the amount being adjusted from R$ 2,491,375,000 to R$ 2,468,500,000, the balance of Retained earnings remaining the same (R$ 59,536,000), as follows;

a)	R$ 633,968,000 to be allocated as mandatory minimum dividend, to be paid to the Company’s stockholders, as follows:

–	R$ 200,000,000 in the form of Interest on Equity, under Board Spending Decisions CRCA 088/2015 of December 17, 2015, and CRD 432/2015, of January 4, 2016, to be paid in two equal installments, by June 30, 2016 and December 30, 2016, to stockholders on the Company’s Nominal Share Registry on December 30, 2015, and allocated as part of the mandatory minimum dividend, the Executive Board to obey the periods and to decide the places and processes of payment (the shares began to trade ‘ex–’ these rights on January 4, 2016); and

–	R$ 433,968,000 in the form of dividends for the 2015 business year, to stockholders whose names were on the Company’s nominal share registry on April 29, 2016, the date on which the Ordinary and Extraordinary General Meetings were held this year; and

b)	R$ 622,529,000 to be held in Stockholders’ equity in the Reserve for mandatory dividend not distributed, to be paid as and when the Company’s financial situation permits;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	R$ 1,250,853,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s planned investments planned for 2016, in accordance with a capital budget; and

d)	R$ 20,696,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentive gains obtained in 2015 as a result of investments in the region of Sudene

–	the other terms related to the payments of dividends decided in the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016 being unchanged.

The members of the Audit Board, after carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, are of the opinion that the proposal should be approved by the said General Meeting of Stockholders.

Belo Horizonte, November 11, 2016.

Signed:	Edson Moura Soares Newton Brandão Ferraz Ramos Bruno Cirilo Mendonça de Campos ”	Manuel Jeremias Leite Caldas Rafael Amorim de Amorim

The above proposal was put to debate, and subsequently to a vote, and was approved unanimously.

The representative of the stockholder BNDES Participações S.A. (BNDESPar), Guilherme Garcia de Freitas, recommended that the Company should:

•	claim, and cause its Subsidiaries also to claim, reparation for any damages caused by third parties to the Company and/or to its investees;

•	monitor the developing results of the investigations not yet concluded involving its investees, so as to measure any additional impacts on its financial results and/or those of its investees, and also seek reparation for the damages caused by third parties;

•	publicize, in a timely manner, the minutes of the meetings of the Audit Board and the Board of Directors, drawing attention to votes against items, abstentions and matters recorded in the minutes, so as to give stockholders a greater possible supply of input for their decision-making; and

•	comply with the commitment established in the Extraordinary General Meeting of Stockholders held on October 25, 2016 and recorded in the minutes of that Meeting, to call a General Meeting of Stockholders to rectify the number of votes recorded in the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 29, 2016.

There being no further business, the Chair opened the meeting to the floor, and since no-one further wished to speak, ordered the meeting to be suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

26. NOTICE TO STOCKHOLDERS DATED DECEMBER 21, 2016: INTEREST ON EQUITY FOR 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Interest on Equity for 2016

Cemig advises its stockholders as follows:

At its meeting on December 21, 2016, the Board of Directors decided to pay:

Interest on Equity in the amount of	R$ 380,000,000.00

(three hundred eighty million Reais),

corresponding to	R$ 0.301999330 per share,

on account of the minimum mandatory dividend for 2016.

From this amount, income tax at 15% will be withheld at source, except in the case of stockholders exempt from this retention under current legislation.

For shares traded on the BM&FBovespa, this benefit will be paid to stockholders of record on December 26, 2016, in two equal installments, by June 30, 2017 and December 30, 2017. The shares will trade ‘ex–’ these rights on December 27, 2016.

Stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, December 21, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

27. MARKET ANNOUNCEMENT DATED DECEMBER 21, 2016: REPLY TO CVM INQUIRY LETTER 567/2016-CVM/SEP/GEA-1, OF DECEMBER 20, 2016

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CVM Nº 02032-0

CNPJ 06.981.176/0001-58 – NIRE 31300020550

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 567/2016-CVM/SEP/GEA-1, of December 20, 2016

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, December 20, 2016.

To Mr. Fabiano Maia Pereira

Investor Relations Director

Companhia Energética de Minas Gerais – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho,

CEP: 30190-131 Belo Horizonte, MG

E-mail: ri@cemig.com.br

Fax:      (31) 3506-5026

Tel.: (31)	3506-5024

cc:         emissores@bvmf.com.br

Subject: Request for information on news report

Dear Sir,

1.	I refer to the news reports published today, December 20, 2016, in certain newspapers – including the Folha de São Paulo and Valor Econômico – on expectation of an imminent change of manager of Companhia Energética de Minas Gerais.

2.	In view of the above, we request you to state whether the news reports are true, in particular in relation to the change of manager; and, if their truth is confirmed, you should explain for what reasons you believed that this was not a case of Material Information, and also comment on any other information considered to be important on the subject.

3.	Your statement should be given through the Empresas.net system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/Bovespa; subject heading: Media News Reports; and should include a transcription of this letter.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	We highlight that, under Article 3 of CVM Instruction 358/2002 it is the responsibility of the Chief Investor Relations Officer to disclose to and advise the CVM, and as the case may be, the stock exchange and/or any organized over-the-counter market on which securities issued by the company are traded, of any material event or fact which takes place or is related to its business, and to make best efforts for its immediate and wide dissemination, simultaneously to all the markets in which such securities are traded.

5.	Further, §1 of Article 4 of CVM Instruction 358/2002 specifies the obligation to seek information from the managers and controlling stockholders of the company, and from all the other people who have access to material facts and events, to ascertain whether they have knowledge of information that ought to be published to the market.

6.	We warn you that the Company Relations Supervision Management, using its powers under law and based on Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, may decide to apply a coercive fine of R$ 1,000 (one thousand Reais), without prejudice to other administrative sanctions, for any non-compliance with the requirement contained in this Official Letter within one business day from becoming aware of the content of this communication, sent exclusively by e-mail.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In response to Official Letter 567/2016-CVM/SEP/GEA-1, of December 20, 2016, we inform you that it is the Company’s understanding is that “expectation of an imminent change of manager” does not characterize publication of a Material Fact or Event in the terms of Article 2 of CVM Instruction 358/2002.

Since this is a matter for the Board of Directors, which has the sole competency to elect and dismiss Executive Officers of the Company, such information may be published only after a meeting of that board has been held and a change of Chief Officer confirmed. Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in the terms of Article 2 of CVM Instruction 358/2002.

Belo Horizonte, December 21, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

28. SUMMARY OF PRINCIPAL DECISIONS OF THE 681ST MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 21, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting held on December 21, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 681st meeting, held on December 21, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Extension of the maturity of Cemig GT’s 6th issue of promissory Notes, with surety guarantee by Cemig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

29. SUMMARY OF PRINCIPAL DECISIONS OF THE 682ND MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 21, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting held on December 21, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 682nd meeting, held on December 21, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Authorization for the Executive Board to make decisions to pay Interest on Equity, subject to the maximum value specified by the legislation.

2.	Announcement of payment of Interest on Equity, on account of the full amount of the minimum mandatory dividend, the amount of which is within the limit authorized for declaration by the Executive Board.

3.	Expenses on PMSO – Personnel, Materials, Outsourced Services and Other expenses – for 2017.

4.	Updating of Cemig’s Long-Term Strategic Plan.

5.	Signature of an amendment to a works and services contract with Minas Gerais State.

6.	Changes in the composition of the Executive Board, as follows:

a)	As of December 22, 2016:

Mr. Mauro Borges Lemos no longer to be Chief Executive Officer (CEO);

Mr. Fabiano Maia Pereira no longer to be Chief Finance and Investor Relations Officer;

b)	From December 22, 2016, and to serve the full remaining period of the respective current period of office:

–	Mr. Paulo Roberto Castellari Porchia, Deputy CEO, appointed to the position of Chief Finance and Investor Relations Officer;

–	Election of Mr. Bernardo Afonso Salomão de Alvarenga as Chief Executive Officer;

–	Mr. Paulo Roberto Castellari Porchia to be Acting Deputy CEO on an interim basis, concurrently with his position as Chief Finance and Investor Relations Officer; and

–	Mr. Dimas Costa to serve as Chief Corporate Management Officer on an interim basis, concurrently with his position as Chief Trading Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

30. MATERIAL ANNOUNCEMENT DATED DECEMBER 22, 2016: INTERIM INJUNCTION GIVEN FOR MIRANDA PLANT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Interim injunction given for Miranda Plant

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

The Chair of the Higher Appeal Court (STJ), Justice Laurita Vaz, has granted an interim injunction to Cemig Geração e Transmissão S.A. (Cemig GT) maintaining Cemig GT in control of the Miranda Hydroelectric Plant, in Minas Gerais, on the initial bases stated in Concession Contract 007/97, until conclusion of judgment on the application for mandamus filed by Cemig GT.

The following is an excerpt from the transcript of the decision given by the STJ (from Certificate 1722447, generated today at 7.13.01 p.m.):

“... the interim injunction applied for by Cemig Geração e Transmissão S.A. is granted, until conclusion of judgment on the current application for mandamus, enabling the now applicant to continue to hold the concession for the Miranda Plant, on the initial bases of the concession contract, Nº 007/97. The information from the authority indicated as coercing party is requested urgently, within ten days...”

Cemig will keep its stockholders and the market timely and appropriately informed on the progress of this case.

Belo Horizonte, December 22, 2016.

Franklin Moreira Gonçalves

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

31. MARKET ANNOUNCEMENT DATED DECEMBER 22, 2016: CHANGES TO THE EXECUTIVE BOARD

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Changes to the Executive Board

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

The meeting of the Board of Directors on December 21, 2016 made changes to the composition of the Executive Board of Cemig, which is now as follows:

EXECUTIVE BOARD
Name	Position
Bernardo Afonso Salomão de Alvarenga	Chief Executive Officer
Paulo Roberto Castellari Porchia	Acting Deputy CEO *
César Vaz de Melo Fernandes	Chief Business Development Officer
Dimas Costa	Acting Chief Corporate Management Officer *
Márcio Lúcio Serrano	Chief Officer for Human Relations and Resources
Luís Fernando Paroli Santos	Acting Chief Distribution and Sales Officer *
Dimas Costa	Chief Trading Officer
Paulo Roberto Castellari Porchia	Chief Finance and Investor Relations Officer
Franklin Moreira Gonçalves	Chief Generation and Transmission Officer
Luís Fernando Paroli Santos	Chief Institutional Relations and Communication Officer
Raul Lycurgo Leite	Chief Counsel

*	Position held jointly with another position, on interim basis.

Belo Horizonte, December 22, 2016

Franklin Moreira Gonçalves

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

32. MARKET ANNOUNCEMENT DATED DECEMBER 23, 2016: REPLY TO CVM INQUIRY LETTER 574/2016-CVM/SEP/GEA-1, OF DECEMBER 22, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 574/2016-CVM/SEP/GEA-1, of December 22, 2016

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, December 22, 2016.

To Mr. Fabiano Maia Pereira

Investor Relations Director

Cia. Energética de Minas Gerais – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho,

30190-131 Belo Horizonte, MG

E-mail: ri@cemig.com.br

Tel.: (31)	3506-5024

cc:         emissores@bvmf.com.br

Subject: Request for additional explanation

Dear Sir,

1.	I refer to news reports published on December 20, 21 and 22, 2016, in some newspapers – such as the Folha de São Paulo and Valor Econômico – mentioning, among other subjects, motivation for the change in the Executive Board of Companhia Energética de Minas Gerais, and also to the market announcement of December 12, 2016, in response to Official Letter 567/2016/CVM/SEP/GEA-1 of December 20, 2016.

2.	I request you to clarify whether the reports are true, in particular in relation to the following statements:

I	In November, Mauro Borges, at the time CEO of Cemig, and Fabiano Pereira, at that time financial director, had communicated to Governor Fernando Pimentel offers to resign if necessary as a response to those pressures and against the strengthening position of the PMDB in the company.

II	Allegedly, Fernando Pimentel was being pressured to change the principal appointments in the company to please the parties in his alliance, at a delicate moment when the Judiciary is imminently to decide on consequences of a legal action in which he is accused of corruption and money laundering, allegedly while he was Minister of Development, from 2011 to 2014.

III	The new Chief Executive Officer and Deputy CEO are seen as people that are close to the PMDB, indicating an increase in the power of that party in relation to Fernando Pimentel, who would, allegedly, be opening up spaces in important positions in the company to please allies.

IV	The changes, allegedly, were not related to dissatisfaction on the part of the government with the management of Mauro Borges, but rather – allegedly – reflect a pressure that the parties of the governor’s allied base have exercised on him to maintain their support for his government.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	I request your statement on the items stated above, principally in relation to the criteria applied in the choice of managers, and any other information considered to be important on the subject.

4.	Your statement should be given through the Empresas.net system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/Bovespa; subject heading: Media News Reports; and should include a transcription of this letter.

5.	We highlight that, under Article 3 of CVM Instruction 358/2002 it is the responsibility of the Chief Investor Relations Officer to disclose to and advise the CVM, and as the case may be, the stock exchange and/or any organized over-the-counter market on which securities issued by the company are traded, of any material event or fact which takes place or is related to its business, and to make best efforts for its immediate and wide dissemination, simultaneously to all the markets in which such securities are traded.

6.	Further, §1 of Article 4 of CVM Instruction 358/2002 specifies the obligation, also, to seek information from the managers and controlling stockholders of the company, and from all other persons who have access to material facts or events, to ascertain whether they have knowledge of information that ought to be published to the market.

7.	We warn you that the CVM Company Relations Supervision Management, using its powers under law and based on Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, may decide to apply a coercive fine of R$ 1,000 (one thousand Reais), without prejudice to other administrative sanctions, for any non-compliance with the requirement contained in this Official Letter within one business day from becoming aware of the content of this communication, which is sent exclusively by e-mail.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In response to Official Letter 574/2016/CVM/SEP/GEA-1 of December 22, 2016, we inform you that the company is not aware of any information that gave rise to the above news report published in the media.

Mr. Mauro Borges Lemos and Mr. Fabiano Maia Pereira requested to leave the Company for personal reasons, and it is the function of the Board of Directors to dismiss and elect members of the Executive Board.

Further we would explain that in the composition of the new Executive Board, the only new member who was not already a member of the previous Executive Board was the CEO elected at the meeting of the Board of Directors of December 21, 2016, Mr. Bernardo Afonso Salomão de Alvarenga; and he was an employee of the Company from 1980 to 2007, and its Chief Trading Officer from 2007 to 2010.

Belo Horizonte, December 23, 2016.

Franklin Moreira Gonçalves

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

33. MARKET ANNOUNCEMENT DATED DECEMBER 23, 2016: REPLY TO CVM INQUIRY LETTER 575/2016-CVM/SEP/GEA-1, OF DECEMBER 22, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 575/2016-CVM/SEP/GEA-1, of December 22, 2016

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, December 22, 2016.

To Mr.

Fabiano Maia Pereira

Investor Relations Director,

Cia. Energética de Minas Gerais – CEMIG

Av. Barbacena 1200, 5th floor, B1 Wing, Santo Agostinho,

30190-131 Belo Horizonte, MG

E-mail: ri@cemig.com.br

Fax:      (31) 3506-5026

Tel.: (31)	3506-5024

cc:         emissores@bvmf.com.br

Subject: Request for information on news report

Dear Sir,

I refer to the report published in the newspaper Valor Econômico on December 22, 2016, entitled:

“Cemig uses injunction to hold on to Miranda hydroelectric plant concession”.

We request you to state whether the report is true, and if its truth is confirmed, the Company should explain for what reasons it believed that this was not a case of Material Information, and also comment on any other information considered to be important on the subject.

Your statement should be given through the Empresa.net system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/Bovespa; subject heading: Media News Reports; and should include a transcription of this letter.

We highlight that, under Article 3 of CVM Instruction 358/2002 it is the responsibility of the Chief Investor Relations Officer to disclose to and advise the CVM, and as the case may be, the stock exchange and/or any organized over-the-counter market on which securities issued by the company are traded, of any material event or fact which takes place or is related to its business, and to make best efforts for its immediate and wide dissemination, simultaneously to all the markets in which such securities are traded.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Further, §1 of Article 4 of CVM Instruction 358/2002 specifies the obligation to seek information from the managers and controlling stockholders of the company, and from all the other people who have access to material facts and events, to ascertain whether they have knowledge of information that ought to be published to the market.

We warn you that the Company Relations Supervision Management, using its powers under law and based on Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, may decide to apply a coercive fine of R$ 1,000 (one thousand Reais), without prejudice to other administrative sanctions, for any non-compliance with the requirement contained in this Official Letter within one business day from becoming aware of the content of this communication, sent exclusively by e-mail.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In response to Official Letter 575/2016/CVM/SEP/GEA-1, of December 22, 2016, we state as follows:

On December 21, 2016 Cemig Geração e Transmissão applied to the Higher Appeal Court (Superior Tribunal de Justiça – STJ) for an order of mandamus, requesting interim relief in the form of an injunction with the objective of maintaining the concession for the Miranda Hydroelectric Plant, which has a concession expiry date on December 23, 2016.

It is the Company’s understanding that filing of a legal action is an ordinary act in the life of a Company, and the mere act of applying for interim relief, since it does not automatically generate any immediate effect for the Company, does not characterize a material event or fact, in the terms of Article 2 of CVM Instruction 358/2002.

It was only on December 22, 2016, at 19:13:01 (7.13 p.m.), with the issuance of STJ Certificate 1722447, on the granting of an interim injunction giving Cemig Geração e Transmissão, on a temporary basis, control of the Miranda Hydroelectric Plant, that a material event took place; and the related Material Announcement was filed with the CVM before the end of the same day, namely yesterday, December 22, 2016.

It is, thus, our understanding that, in accordance with the requirement which you state, the material event was communicated as soon as it came into existence, on the same day, December 22, 2016.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in the terms of Article 2 of CVM Instruction 358/2002.

Belo Horizonte, December 23, 2016.

Franklin Moreira Gonçalves

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.